Form 10KSB, Exhibit 13
period 2001-12-31
PFS BANCORP INC
filed 2002-03-29
CIK 1143330

PFS BANCORP, INC.

                               2001 ANNUAL REPORT

                                 TO STOCKHOLDERS

                                TABLE OF CONTENTS

-------------------------------------------------------------------------------


                                                                                                               Page


President's Letter to Stockholders..............................................................................1

Business of PFS Bancorp, Inc....................................................................................2

Market Price of PFS Bancorp Common Shares and Related Stockholder Matters.......................................3

Selected Consolidated Financial and Other Data..................................................................4

Management's Discussion and Analysis of Financial Condition and Results of Operations...........................6

Report of Independent Certified Public Accountants.............................................................18

Consolidated Statements of Financial Condition.................................................................19

Consolidated Statements of Earnings............................................................................20

Consolidated Statements of Comprehensive Income................................................................21

Consolidated Statements of Shareholders' Equity................................................................22

Consolidated Statements of Cash Flows..........................................................................23

Notes to Consolidated Financial Statements.....................................................................25

Directors and Executive Officers...............................................................................44

Banking Locations and Stockholder Information..................................................................45

                               President's Letter

Dear Shareholders,


We are pleased to present the first Annual Report of PFS Bancorp, Inc. Peoples Federal Savings Bank converted from the mutual to stock form of ownership in October 2001, culminating in the sale of 1,520,875 shares at an initial issuance price of $10.00 per share.

In connection with our conversion to stock form, we changed our June 30th fiscal reporting year to a calendar year. As a result, our initial consolidated financial statements as a stock company reflect our financial condition at December 31, 2001 and June 30, 2001 and 2000, as well as our results of operations for the six months ended December 31, 2001 and 2000 and the years ended June 30, 2001, 2000 and 1999.

Our entry into the world of publicly traded thrifts has been extremely successful. Net earnings for the six months ended December 31, 2001, before consideration of a $200,000 after tax contribution to the PFS Charitable Foundation, totaled $381,000, an increase of $131,000, or 52.4% over the $250,000 of net earnings recorded for the six months ended December 31, 2000. We believe that sharing our initial success with the PFS Charitable Foundation will provide significant long-term benefits to the communities we serve.

The improvement in our core operations was primarily fueled by a $134,000, or 8.6% increase in net interest income after the provision for loan losses. Our assets at December 31, 2001 totaled $119.3 million representing growth of $4.7 million, or 4.1% over June 30, 2001 levels. Shareholders' equity at December 31, 2001 totaled a solid $27.8 million or 23.3%, representing the highest capital to assets ratio of any financial institution headquartered in southeastern Indiana.

Apparently, the investment community appreciates our efforts to date. At December 31, 2001, our share price had climbed to $13.60, representing a 36.0% increase over our $10.00 initial offering price. We seek to add to this value through the payment of quarterly dividends commencing in April 2002.

As we continue to grow, we pledge to do our best to maintain your trust. This pledge has been carried forward since the incorporation of Peoples in 1887. We have a long and proud legacy to live up to. Our goal has always been to maintain a stable and secure financial institution that provides quality service to our customers while offering competitive rates on our loans and deposits. The key to meeting that goal is, as it always has been, our employees, who have over 400 years of combined banking experience.

Since our conversion and the formation of PFS Bancorp, we have continued to take actions to increase the value of your investment, which includes searching for quality loans and investments to enhance profitability. We will continue to explore other means to enhance shareholder value. We are encouraged by our progress to date and look forward to building on our successes.

I wish to thank our directors, officers and employees for their support during a difficult year, personally, and their continued service and dedication to PFS Bancorp and the Bank. I would also like to thank you as investors for your overwhelming support and confidence in our stock.

Sincerely,

/s/Mel E. Green

Mel E. Green
President and Chief Executive Officer

                                PFS Bancorp, Inc.

                          BUSINESS OF PFS BANCORP, INC.
-------------------------------------------------------------------------------



         PFS Bancorp, Inc., an Indiana corporation ("PFS Bancorp" or the "Company"), is a unitary savings and loan holding company which owns all of the outstanding common shares of Peoples Federal Savings Bank ("Peoples" or the "Bank"), a federally chartered savings bank.

         Founded in 1887, Peoples is a community and customer oriented stock savings bank organized under the laws of the United States. Peoples conducts business out of its main office located in Aurora, Indiana and two branch offices in Rising Sun and Vevay, Indiana. Peoples' business consists principally of attracting deposits from the general public and using those funds to originate loans secured by one-to-four-family residential loans, multi-family loans, non-residential real estate loans and consumer loans. Peoples' profitability depends primarily on its net interest income, which is the difference between the income it receives on loans and other assets and its cost of funds, which consists of the interest paid on deposits and borrowings. At December 31, 2001, PFS Bancorp had total assets of $119.2 million, deposits of $90.4 million and total shareholders' equity of $27.8 million.

         In May 2001, the Board of Directors of Peoples adopted a Plan of Conversion pursuant to which Peoples would (i) convert from a federally-chartered mutual savings bank to a federally- chartered stock savings bank and (ii) issue all of its outstanding stock to PFS Bancorp. The conversion to stock form was completed in October 2001, culminating in PFS Bancorp's sale of 1,520,875 shares of common stock at a price per share of $10.00. In connection with the conversion, PFS Bancorp also issued 30,418 shares to the PFS Community Foundation. The activities of PFS Bancorp have been limited primarily to holding the stock of Peoples.

         PFS Bancorp is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"), as its primary federal regulator, and the Federal Deposit Insurance Corporation (the "FDIC"), which administers the Savings Association Insurance Fund. The FDIC insures deposits in Peoples up to applicable limits.

                                PFS Bancorp, Inc.

                           MARKET PRICE OF PFS BANCORP
                  COMMON SHARES AND RELATED STOCKHOLDER MATTERS
-------------------------------------------------------------------------------



         PFS Bancorp's common shares have been listed on the Nasdaq National Market ("Nasdaq") since October 11, 2001, under the symbol "PBNC." Presented below are the high and low trading prices for PFS Bancorp's common shares for the period from October 11, 2001, the date of the consummation of the conversion to stock form, to December 31, 2001. Such prices do not include retail financial markups, markdowns or commissions. Information relating to prices has been obtained from Nasdaq.


         2001                              High                      Low

Quarter ended:
  December 31, 2001                      $14.40                    $12.15

         As of March 15, 2002, PFS Bancorp had 1,551,293 common shares outstanding held of record by approximately 385 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others. PFS Bancorp did not declare or pay any dividends during the period ended December 31, 2001.

                                PFS Bancorp, Inc.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
-------------------------------------------------------------------------------


         The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing elsewhere herein.



                                                                                               At June 30,
                                                      At December 31,      --------------------------------------------------
                                                            2001                2001              2000             1999
                                                      ---------------      ---------------    ---------------  --------------
Selected Balance Sheet Data:                                                      (Dollars In Thousands)

Total assets.................................              $119,245           $114,569           $107,975         $102,377
Cash and cash equivalents(1).................                13,854             14,853              8,801            5,378
Investment securities available for sale.....                 5,953              1,450              1,054            1,509
Investment securities held to maturity.......                   169                169                179              185
Loans receivable-net .......................                 96,772             95,457             95,492           92,827
Deposits.....................................                90,429             98,649             90,822           85,561
Borrowings...................................                    --              1,000              3,750            3,750
Shareholders' equity(2)......................                27,836             13,865             12,852           12,342
Full service offices.........................                     3                  3                  3                2


                                                       Six Months Ended
                                                          December 31,                        Year Ended June 30,
                                                 --------------------------------------------------------------------------------
                                                      2001            2000            2001            2000            1999
                                                 --------------------------------------------------------------------------------
Selected Operating Data:                                                    (In Thousands)
Total interest income.....................           $3,785          $4,097         $8,406          $7,703          $7,523
Total interest expense....................            2,045           2,453          4,953           4,309           4,348
                                                      -----           -----          -----           -----           -----
Net interest income.......................            1,740           1,644          3,453           3,394           3,175
Provision for losses on loans ............               48              78            156              88              84
                                                      -----           -----          -----           -----           -----
Net interest income after
  provision for losses on loans ..........            1,692           1,566          3,297           3,306           3,091
Total other income........................              173             515            666             291             274
Total general, administrative and other
  expense.................................            1,543           1,657          2,677           2,209           2,118
                                                      -----           -----          -----           -----           -----
Earnings before income tax................              329             424          1,286           1,388           1,247
Income tax expense........................              148             174            538             578             493
                                                      -----           -----          -----           -----           -----
Net earnings..............................           $  181          $  250         $  748          $  810          $  754
                                                      =====           =====          =====           =====           =====


                                                  (Footnotes on following page)

                                PFS Bancorp, Inc.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
------------------------------------------------------------------------------



                                                           Six Months Ended
                                                             December 31,                      Year Ended June 30,
                                                     ----------------------------------------------------------------------------
                                                          2001           2000            2001          2000           1999
                                                     ----------------------------------------------------------------------------
Selected Operating Ratios(3):
Performance Ratios:
Return on average assets........................            .31%           .46%            .68%          .77%          .75%
Return on average equity........................           1.89           3.99            5.56          6.47          6.33
Equity to assets at end of period...............          23.34          11.71           12.08         11.90         12.06
Interest rate spread(4).........................           2.37           2.54            2.64          2.86          2.70
Net interest margin(4)..........................           3.01           3.10            3.19          3.33          3.22
Average interest-earning assets to
  average interest-bearing liabilities..........         118.00         112.10          112.15        111.34        111.85
Net interest income after provision
  for loan losses to total general,
  administrative and other expense..............         109.66          94.51          121.36        149.66        145.94
Total general, administrative and other
  expense to average total assets...............           2.60           3.06            2.26          2.11          2.10
Asset Quality Ratios:
Non-performing loans to total
  loans at end of period(5).....................           2.00%           .90%           1.13%          .66%          .69%
Non-performing assets to
  total assets at end of period(5)..............           1.62            .75            1.03           .59           .74
Allowance for loan losses to total
  loans at end of period........................            .74            .67             .73           .66           .61
Allowance for loan losses to total
 non-performing loans at end of
 period(5)......................................          37.14          74.68           63.71         98.89         88.61
Capital Ratios:
Tangible capital ratio..........................           17.3%          10.8%           11.4%         11.3%         11.2%
Core capital ratio..............................           17.3           10.8            11.4          11.3          11.2
Total capital ratio.............................           29.4           19.3            20.1          19.4          18.3

----------------------

(1)  Consists  of  cash  and  short-term   interest-bearing  deposits  in  other
     financial institutions.

(2)  Consists of retained earnings only at June 30, 2001, 2000 and 1999.

(3) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods and are annualized where appropriate.

(4) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(5) Non-performing loans consist of non-accrual loans and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
------------------------------------------------------------------------------


General

         PFS Bancorp's profitability depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other financial institutions, and interest expense on interest-bearing deposits and borrowings from the Federal Home Loan Bank of Indianapolis. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. PFS Bancorp's profitability also depends, to a lesser extent, on the level of other income, the provision for losses on loans, general, administrative and other expenses and federal income taxes.

         Historically, Peoples' business has consisted primarily of originating single-family real estate loans secured by property in its market area. Peoples' loans are primarily funded by deposits. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction and consumer loans. To a significantly lesser extent, Peoples also offers multi-family, non-residential and consumer and other loans.

         PFS Bancorp's operations and profitability are subject to changes in interest rates, applicable statutes and regulations and general economic conditions, as well as other factors beyond management's control.

Forward-Looking Statements Are Subject to Change

         Certain statements are made in this document as to what management expects may happen in the future. These statements usually contain the words "believe," "estimate," "project," "expect," "anticipate," "intend" or similar expressions. Because these statements look to the future, they are based on management's current expectations and beliefs. Actual results or events may differ materially from those reflected in the forward-looking statements. Management's current expectations and beliefs as to future events are subject to change at any time, and no assurances can be provided that the future events will actually occur.

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
------------------------------------------------------------------------------


         The following tables present for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on monthly balances. Management does not believe that the monthly averages differ significantly from the daily average balances.

                                                                                          Six Months Ended December 31,
                                                                           --------------------------------------------------------
                                                  At December 31, 2001                2001                            2000
                                                 ---------------------     -------------------------      -------------------------
                                                                                             Average                         Average
                                                                           Average            Yield/      Average             Yield/
                                                  Balance   Yield/Rate     Balance Interest  Rate(1)      Balance  Interest  Rate(1)
                                                 ---------  ----------     ------- --------  -------      -------   -------  ------

                                                                                (Dollars In Thousands)
Interest-earning assets:
  Loans receivable, net (2)....................  $ 96,772       6.43%     $ 98,674   $3,518    7.13%     $ 95,934   $3,816     7.96%
  Investment and mortgage-backed securities....     6,122       2.79         1,545       26    3.37         1,537       14     1.82
  Deposits in other financial institutions (3).    14,553       1.96        15,462      241    3.12         8,575      267     6.23
                                                  -------       ----       -------    -----  ------       -------    -----   ------
    Total interest-earning assets..............   117,447       5.69       115,681    3,785    6.54       106,046    4,097     7.73
  Non-interest-earning assets..................     1,798                    2,865                          2,226
                                                  -------                  -------                        -------
    Total assets...............................  $119,245                 $118,546                       $108,272
                                                  =======                  =======                        =======

Interest-bearing liabilities:
  Deposits.....................................  $ 90,429       3.69%     $ 97,464   $2,026    4.16%     $ 91,383   $2,344     5.13%
  FHLB advances................................       -          --            571       19    6.65         3,214      109     6.78
                                                  -------       ----       -------    -----  ------       -------    -----   ------
  Total interest-bearing liabilities...........    90,429       3.69        98,035    2,045    4.17        94,597    2,453     5.19
                                                                                      -----  ------                  -----   ------
  Non-interest-bearing liabilities.............       980                    1,324                          1,141
                                                  -------                  -------                        -------
    Total liabilities..........................    91,409                   99,359                         95,738
  Total equity(4)..............................    27,836                   19,187                         12,534
                                                  -------                  -------                        -------
    Total liabilities and equity...............  $119,245                 $118,546                       $108,272
                                                  =======                  =======                        =======
  Net interest-earning assets..................                           $ 16,322                       $ 10,308
                                                                           =======                        =======
  Net interest income..........................                                      $1,740                         $1,644
                                                                                      =====                          =====
  Interest rate spread(5)......................                 2.00%                          2.37%                           2.54%
                                                                ====                         ======                          ======
  Net interest margin(6).......................                                                3.01%                           3.10%
                                                                                             ======                          ======
  Average interest-earning assets to average
   interest-bearing liabilities................                                              118.00%                         112.10%
                                                                                             ======                          ======

                                                  (Footnotes on following page)

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

                                                                              Year Ended June 30,
                                               ---------------------------------------------------------------------------------

                                                              2001                                         2000
                                               --------------------------------------      -------------------------------------

                                                Average                   Average            Average                   Average
                                                Balance     Interest    Yield/Rate           Balance     Interest    Yield/Rate
                                               ---------   ----------  --------------       ---------   ----------  ------------

                                                                              (Dollars In Thousands)
Interest-earning assets:
  Loans receivable, net(2)....................  $ 96,494       $7,793         8.08%          $ 94,848       $7,349         7.75%
  Investment and mortgage-backed securities...     1,564           17         1.09              1,448           21         1.45
  Deposits in other financial institutions(3).    13,336          596         4.47              5,506          333         6.05
                                                 -------        -----       ------            -------        -----       ------
    Total interest-earning assets.............   111,394        8,406         7.55            101,802        7,703         7.57
  Non-interest-earning assets.................     3,711                                        3,038
                                                 -------                                      -------
    Total assets..............................  $115,105                                     $104,840
                                                 =======                                      =======

Interest-bearing liabilities:
  Deposits....................................  $ 98,161        4,775         4.86           $ 87,114        4,051         4.65
  FHLB advances...............................     2,601          178         6.84              4,321          258         5.97
                                                 -------        -----       ------            -------        -----       ------
  Total interest-bearing liabilities..........   100,762        4,953         4.92             91,435        4,309         4.71
                                                                -----       ------                           -----       ------
  Non-interest-bearing liabilities............     1,054                                          876
                                                 -------                                      -------
    Total liabilities.........................   101,816                                       92,311
  Total equity(4).............................    13,289                                       12,529
                                                 -------                                      -------
    Total liabilities and equity..............  $115,105                                     $104,840
                                                 =======                                      =======
  Net interest-earning assets.................  $  9,578                                     $ 10,367
                                                 =======                                      =======
  Net interest income.........................                 $3,453                                       $3,394
                                                                =====                                        =====
  Interest rate spread(5).....................                                2.63%                                        2.86%
                                                                            ======                                       ======
  Net interest margin(6)......................                                3.10%                                        3.33%
                                                                            ======                                       ======
  Average interest-earning assets to average
   interest-bearing liabilities...............                              109.41%                                      111.34%
                                                                            ======                                       ======



------------------------------------


(1)  Yields and rates have been annualized where appropriate.
(2) Includes nonaccruing loans. Interest income on loans receivable, net includes amortized loan fees.
(3) Includes interest bearing demand deposits, other interest bearing deposits and FHLB stock.
(4)  Includes retained earnings and accumulated other comprehensive income.
(5) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities.
(6) Net interest margin is net interest income divided by average interest-earning assets.

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
------------------------------------------------------------------------------


Rate/Volume Analysis

         The following table shows the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities affected PFS Bancorp's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), and (ii) changes in rate (change in rate multiplied by prior year volume). The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                                                              Year Ended June 30,
                                            Six Months Ended December 31,    -----------------------------------------------------
                                                   2001 vs. 2000                   2001 vs. 2000                2000 vs.1999
                                             ---------------------------     ------------------------    -------------------------

                                                 Increase                       Increase                    Increase
                                                (Decrease)                     (Decrease)                  (Decrease)
                                                  Due To                         Due To                      Due To
                                             ---------------     Total       -------------   Total       --------------    Total
                                              Yield/           Increase      Yield          Increase     Yield            Increase
                                               Rate   Volume  (Decrease)      Rate  Volume (Decrease)     Rate   Volume  (Decrease)
                                             ------   ------  ---------      -----  ------ ---------     -----   ------  ---------

                                                                                  (In Thousands)
Interest-earning assets:
  Loans receivable, net...................    $(405)   $107     $(298)         $316   $128     $444        $(162)   $350     $188
  Investment securities...................        -      12        12            (5)     1       (4)          (1)     (3)      (4)
  Deposits in other financial institutions     (170)    144       (26)         (110)   373      263           59     (63)      (4)
                                               ----     ---      ----           ---    ---      ---         ----     ---      ---
    Total.................................     (575)    263      (312)          201    502      703         (104)    284      180

Interest-bearing liabilities:
  Deposits................................     (465)    147      (318)          192    532      724         (212)    152      (60)
  Borrowings..............................       (1)    (89)      (90)           33   (113)     (80)           9      12       21
                                               ----     ---      ----           ---    ---      ---         ----     ---      ---
      Total...............................     (466)     58      (408)          225    419      644         (203)    164      (39)
                                               ----     ---      ----           ---    ---      ---         ----     ---      ---
  Increase (decrease) in net interest income  $(109)   $205     $  96          $(24)  $ 83     $ 59        $  99    $120     $219
                                               ====     ===      ====           ===    ===      ===         ====     ===      ===

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------


Changes in Financial Condition From June 30, 2001 to December 31, 2001

         Total assets increased by $4.7 million, or 4.1%, to $119.2 million at December 31, 2001. Total liabilities decreased by $9.3 million, or 9.2%, to $91.4 million at December 31, 2001. The increase in assets and the decrease in liabilities were funded by the $14.0 million increase in shareholders' equity, to $27.8 million at December 31, 2001.

         The increase in assets was primarily due to increases of $4.5 million and $1.3 million in investment securities and loans receivable, respectively. The increase in investment securities was due primarily to the purchase of $4.6 million of short-term corporate debt securities with an aggregate yield of 3.25%. The increase in loans reflects loan disbursements during the 2001 period of $24.5 million, partially offset by principal repayments totaling $23.2 million. The decrease in liabilities was primarily due to decreases of $8.2 million and $1.0 million in deposits and FHLB advances, respectively. The $8.2 million, or 8.3%, decrease in deposits was due primarily to use of deposit funds by customers to purchase shares in the offering totaling approximately $4.5 million, coupled with a decrease related to the lower interest rates offered by the Bank in the declining interest rate environment. The increase in shareholders' equity was primarily due to net proceeds of $13.4 million raised in the conversion to stock form.

Changes in Financial Condition From June 30, 2000 to June 30, 2001

         Total assets amounted to $114.6 million at June 30, 2001, an increase of $6.6 million, or 6.1%, compared to $108.0 million at June 30, 2000. Total liabilities increased by $5.6 million, or 5.9%, to $100.7 million at June 30, 2001 compared to $95.1 million at June 30, 2000. Shareholders' equity increased by $1.0 million, or 7.9%, to $13.9 million at June 30, 2001 from $12.9 million at June 30, 2000.

         The increase in assets was primarily due to an increase of $6.1 million in cash and cash equivalents as a result of excess liquidity created by an increase of $7.8 million or 8.6% in deposits. Shareholders' equity increased due to continued profitable operations and an increase in unrealized gains on available for sale securities.

Comparison of Operating Results for the Six Months Ended December 31, 2001 and 2000

         General. Net earnings amounted to $181,000 for the six months ended December 31, 2001, compared to $250,000 for the same period in 2000. The decrease in earnings of $69,000, or 27.6%, was due primarily to a $335,000 decrease in total other income, partially offset by a $96,000 increase in net interest income and a $114,000 decrease in general, administrative and other expense.

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------


         Net Interest Income. Total interest income amounted to $3.8 million for the six months ended December 31, 2001, compared to $4.1 million for the comparable period in 2000. The decrease of $312,000, or 7.6%, was primarily due to a decrease of $298,000, or 7.8%, in interest income on loans as a result of an 83 basis point decrease in the average yield on loans, partially offset by a $2.7 million, or 2.9%, increase in the average balance of loans outstanding year to year. The decrease in the average yield, from 7.96% in 2000 to 7.13% in 2001 primarily reflects a decrease in market rates.

         Interest expense decreased by $408,000, or 16.6%, to $2.0 million for the six months ended December 31, 2001, compared to the same time period in 2000. Such decrease was due to a decrease in interest expense on both deposits and borrowings. Interest expense on deposits decreased by $318,000, or 13.6%, due primarily to a decrease in the average rate paid from 5.13% for the six months ended December 31, 2000 to 4.16% for the comparable period in 2001. The decrease in the rate paid reflects a decrease in market rates. Such decrease was partially offset by a $6.1 million, or 6.7%, increase in the average balance of deposits outstanding year to year. Interest expense on borrowings decreased by $90,000, or 82.6%, due primarily to a decrease in the average balance outstanding as the Bank used excess funds to reduce borrowings.

         As a result of the foregoing changes in interest income and interest expense, net interest income increased by $96,000, or 5.8%, to $1.7 million for the six months ended December 31, 2001, compared to $1.6 million for the same period in 2000. The decrease in the interest rate spread and net interest margin to 2.37% and 3.01%, respectively, for the 2001 period, compared to 2.54% and 3.10%, respectively, for the 2000 period was more than offset by the increase in the ratio of average interest-earning assets to average interest-bearing liabilities, to 118.00% for the 2001 period from 112.10% for the comparable 2000 period.

         Provision for Losses on Loans. Peoples charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by Peoples, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to Peoples' market area, and other factors related to the collectibility of Peoples' loan portfolio. Specifically, Peoples' methodology for assessing the appropriateness of the allowance consists of a formula allowance, a specific allowance and an unallocated allowance. The formula allowance is based on loss factors applied to the categories of Peoples' loan portfolio based on historical experience. The specific allowance relates to specific categories of loans based on recent loss experience, charge offs and current economic conditions related to specific borrowers. The unallocated allowance is based upon management's evaluation of various conditions, including general economic and business conditions and credit quality trends, the effects of which are not

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------


directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific credits.

         As a result of such analysis, management recorded a provision of $48,000 and $78,000 for the six months ended December 31, 2001 and 2000, respectively. The current period provision was predicated upon a $700,000 increase in the level of nonperforming loans and the increase in the loan portfolio over the period. There can be no assurance that the allowance for loan losses will be sufficient to absorb losses on known nonperforming assets or that the allowance will be sufficient to cover losses on nonperforming assets in the future.

         Other Income. Other income amounted to $180,000 for the six months ended December 31, 2001, a decrease of $335,000, or 65.0%, compared to the comparable period in 2000. The decrease was due almost solely to the absence of a $344,000 gain on sale of investment securities period to period. No sales of investment securities occurred during the six months ended December 31, 2001.

         General, Administrative and Other Expense. General, administrative and other expense decreased by $114,000, or 6.9%, to $1.5 million for the six months ended December 31, 2001, compared to the six months ended December 31, 2000. Such decline was primarily due to a decrease in employee compensation and benefits expense of $410,000, or 35.4%, to $749,000 for the six months ended December 31, 2001 compared to $1.2 million for the same period in 2000. Such decrease was partially offset by an increase in other operating expense of $283,000, or 117.4%, to $524,000 for the 2001 period from $241,000 for the 2000 period. The decrease in employee compensation and benefits expense was primarily due to expense of $600,000 related to the establishment in the 2000 period of a deferred compensation plan which provides retirement benefits to directors and certain officers of Peoples. In the 2001 period, compensation expense related to the plan amounted to $23,000. This decrease was partially offset by expenses related to the employee stock ownership plan totaling $157,000 during the six months ended December 31, 2001 and by normal merit increases year to year. The increase in other operating expense was primarily due to expenses of $304,000 related to PFS Bancorp's contribution to the PFS Community Foundation established in connection with the conversion. The foundation was funded with 30,418 shares of PFS Bancorp common stock.

         Income Tax. The provision for income tax totaled $148,000 and $174,000 for the six months ended December 31, 2001 and 2000, respectively, resulting in effective tax rates of 45.0% and 41.0%, respectively.

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------


Comparison of Operating Results for the Years Ended June 30, 2001 and 2000

         General. Net earnings amounted to $748,000 for the fiscal year ended June 30, 2001 compared to $810,000 for fiscal 2000. The decrease in earnings of $62,000, or 7.7%, was due primarily to a $68,000 increase in the provision for losses on loans and a $468,000 increase in general, administrative and other expense, which were partially offset by a $59,000 increase in net interest income, a $375,000 increase in other income and a $40,000 decrease in income taxes.

         Net Interest Income. Total interest income amounted to $8.4 million for the year ended June 30, 2001, compared to $7.7 million for fiscal 2000. The increase of $703,000, or 9.1%, was primarily due to an increase of $444,000, or 6.0%, in interest income on loans, due primarily to a 33 basis point increase in the yield on loans from 7.75% in fiscal 2000 to 8.08% in fiscal 2001 and a $1.6 million, or 1.7%, increase in the average balance of loans outstanding year to year. In addition, interest income on deposits in other financial institutions increased by $263,000, or 79.0%, due to an increase in the average balance of such assets as a result of excess liquidity.

         Interest expense increased by $644,000, or 14.9%, to $5.0 million for the year ended June 30, 2001 compared to fiscal 2000. Such increase was due primarily to an increase in interest expense on deposits. Interest expense on deposits increased by $724,000, or 17.9%, due primarily to an $11.0 million, or 12.7%, increase in the average balance of deposits outstanding and an increase in the average rate paid on deposits, from 4.65% in fiscal 2000 to 4.86% in fiscal 2001.

         As a result of the foregoing changes in interest income and interest expense, net interest income increased by $59,000, or 1.7%, to $3.5 million for the year ended June 30, 2001 compared to $3.4 million for fiscal 2000. The interest rate spread and net interest margin amounted to 2.63% and 3.10%, respectively, for fiscal 2001, compared to 2.86% and 3.33%, respectively, for fiscal 2000.

         Provision for Losses on Loans. Peoples charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by Peoples, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to Peoples market area, and other factors related to the collectibility of Peoples' loan portfolio. Specifically, Peoples' methodology for assessing the appropriateness of the allowance consists of a formula allowance, a specific allowance and an unallocated allowance. The formula allowance is based on loss factors applied to the categories of Peoples' loan portfolio based on historical experience. The specific allowance relates to specific categories of loans based on recent loss experience, charge offs and current economic conditions related

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------


to specific borrowers. The unallocated allowance is based upon management's evaluation of various conditions, including general economic and business conditions and credit quality trends, the effects of which are not directly measured in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific credits.

         As a result of such analysis, management recorded a provision of $156,000 and $88,000 for the fiscal years ended June 30, 2001 and June 30, 2000, respectively.

         Other Income. Other income amounted to $666,000 for the year ended June 30, 2001, an increase of $375,000, or 128.9%, compared to fiscal 2000. The increase was due almost solely to a $344,000 gain on sale of investment securities. No sales of investment securities occurred during the year ended June 30, 2000.

         General, Administrative and Other Expense. General, administrative and other expense increased by $468,000, or 21.2%, to $2.7 million for the year ended June 30, 2001 compared to $2.2 million for the year ended June 30, 2000. Such increase was primarily due to an increase in employee compensation and benefits of $683,000, or 68.0%, to $1.7 million for the year ended June 30, 2001 compared to $1.0 million for fiscal 2000. Such increase was partially offset by a decrease in other operating expense of $103,000, or 18.3%, to $460,000 for the 2001 period from $563,000 for the 2000 period. The increase in employee compensation and benefits expense was primarily due to expense of $622,000 related to the establishment in the 2001 period of a deferred compensation plan which provides retirement benefits to directors and certain officers of Peoples. The decrease in other operating expense was primarily due to decreases in costs for advertising and the effects of managements' cost containment efforts.

         Income Tax. The provision for income tax totaled $538,000 and $578,000 for the years ended June 30, 2001 and 2000, respectively, resulting in effective tax rates of 41.8% and 41.6%, respectively.

Exposure to Changes in Interest Rates

         Our ability to maintain net interest income depends upon our ability to earn a higher yield on assets than the rates we pay on our deposits and borrowings. Our interest-earning assets consist primarily of long-term residential mortgage loans which have adjustable rates of interest. Our ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise since our adjustable rate loans typically do not adjust as rapidly as our liabilities.

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------



         Quantitative Analysis. The OTS provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the OTS which show the impact of changing interest rates on net portfolio value. The report is based on financial data provided by management of Peoples. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off- balance sheet contracts. An institution has greater than "normal" interest rate risk if it would suffer a loss of net portfolio value exceeding 2.0% of the estimated market value of its assets in the event of a 200 basis point increase or decrease in interest rates. A resulting change in net portfolio value of more than 2.0% of the estimated market value of an institution's assets will require the institution to deduct from its risk-based capital 50% of that excess change, if and when a rule adopted by the OTS takes effect. Under the rule, an institution with greater than "normal" interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating the risk-based capital requirement. However, the OTS has indicated that no institution will be required to deduct capital for interest rate risk until further notice.

         Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Our fixed-rate loans help our profitability if interest rates are stable or declining since these loans have yields that exceed its cost of funds. At December 31, 2001, $18.1 million, or 18.7%, of the total loan portfolio consisted of fixed rate loans. If interest rates increase, however, we would have to pay more on our deposits and new borrowings, which would adversely affect our interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, we have focused primarily on marketing adjustable-rate mortgage loans as well as shorter term commercial real estate and consumer loans. At December 31, 2001, $78.7 million or 81.3% of the total loan portfolio consisted of adjustable rate loans.

         Although the interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates based solely on that measure. As a result, management also regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and net portfolio value, which is defined as the net present value of a savings institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and net portfolio value.

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------


         The following table presents Peoples' net portfolio value as of December 31, 2001.

                                              Net Portfolio Value
-------------------------------------------------------------------------------------------------------

                                                   Estimated
     Change in                                     NPV as a                                Change as a
   Interest Rates           Estimated             Percentage              Amount           Percentage
   (basis points)              NPV                 of Assets             of Change          of Assets
-------------------      ---------------       -----------------       ------------       -------------

                                             (Dollars In Thousands)
        +300                $22,667                   19.65%             $(2,001)              (112)bp
        +200                 23,651                   20.25               (1,017)               (52)bp
        +100                 24,250                   20.57                 (418)               (20)bp
           0                 24,668                   20.77                    -                   -
        -100                 24,823                   20.78                  155                  1 bp

         Net portfolio values are not provided by the OTS for a decrease of 200 or 300 basis points.

Liquidity and Capital Resources

         Peoples maintains cash and liquid investments in municipal obligations and other securities to meet loan commitments and other funding needs.

         At December 31 2001, Peoples had outstanding commitments to originate loans (including lines of credit) totaling $5.7 million. In addition, as of December 31, 2001, the amount of certificates of deposit which were scheduled to mature in the following 12 months totaled $42.5 million. Peoples believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in changed interest rate environments. If Peoples requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Indianapolis are available as an additional source of funds.

         Peoples is required to maintain regulatory capital sufficient to meet tangible, core and risk- based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At December 31, 2001, Peoples exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 17.3%, 17.3% and 29.4%, respectively.

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------



Impact of Inflation and Changing Prices

         The consolidated financial statements and related financial data presented herein regarding PFS Bancorp have been prepared in accordance with accounting principles generally accepted in the United States of America, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, virtually all of PFS Bancorp's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on PFS Bancorp's performance than does the effect of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Effect of Recent Accounting Pronouncements

         In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations," which requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method. The pooling-of-interests method of accounting is prohibited except for combinations initiated before June 30, 2001. The remaining provisions of SFAS No. 141 relating to business combinations accounted for by the purchase method, including identification of intangible assets, accounting for negative goodwill, financial statement presentation and disclosure, are effective for combinations completed after June 30, 2001. Management adopted SFAS No. 141 effective July 1, 2001, as required, without material effect on the Company's financial position or results of operations.

         In June 2001, the FASB issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises.

         SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Management adopted SFAS No. 142 effective January 1, 2002, as required, without material effect on the Company's financial position or results of operations.

         The foregoing discussion of the effects of recent accounting pronouncements contains forward-looking statements that involve risks and uncertainties. Changes in economic circumstances or interest rates could cause the effects of the accounting pronouncements to differ from management's foregoing assessment.

               Report of Independent Certified Public Accountants

Board of Directors
PFS Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of PFS Bancorp, Inc. as of December 31, 2001 and June 30, 2001 and 2000, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for the six month periods ended December 31, 2001 and 2000 and the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PFS Bancorp, Inc. as of December 31, 2001 and June 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for the six month periods ended December 31, 2001 and 2000 and each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.



/s/ GRANT THORNTON LLP

Cincinnati, Ohio
February 15, 2002

                                PFS Bancorp, Inc.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                 (In thousands)

                                                                                 December 31,              June 30,
         ASSETS                                                                          2001         2001         2000
Cash and due from banks                                                              $  1,034     $    982     $    940
Interest-bearing deposits in other financial institutions                              12,820       13,871        7,861
                                                                                      -------      -------      -------
         Cash and cash equivalents                                                     13,854       14,853        8,801

Investment securities designated as available for sale -
  at market                                                                             5,953        1,450        1,054
Investment securities held to maturity - at amortized cost, which
  approximates market                                                                     169          169          179
Loans receivable - net                                                                 96,772       95,457       95,492
Office premises and equipment - at depreciated cost                                     1,069        1,108        1,194
Real estate acquired through foreclosure                                                  101          102            6
Property acquired in settlement of loans                                                   -            -            26
Federal Home Loan Bank stock - at cost                                                    699          699          694
Accrued interest receivable                                                               397          467          482
Prepaid expenses and other assets                                                          32          177           47
Prepaid income taxes                                                                      199           87           -
                                                                                      -------      -------      -------

         Total assets                                                                $119,245     $114,569     $107,975
                                                                                      =======      =======      =======


         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                             $ 90,429     $ 98,649     $ 90,822
Advances from the Federal Home Loan Bank                                                   -         1,000        3,750
Advances by borrowers for taxes and insurance                                              75           65           67
Accrued interest payable                                                                   35           48           39
Deferred compensation                                                                     645          622           -
Other liabilities                                                                         107          143          131
Accrued income taxes                                                                       -            -            26
Deferred income taxes                                                                     118          177          288
                                                                                      -------      -------      -------
         Total liabilities                                                             91,409      100,704       95,123

Commitments and contingent liabilities                                                     -            -            -

Shareholders' equity
  Preferred stock, 5,000,000 shares authorized, $.01 par value;
    no shares issued                                                                       -            -            -
  Common stock, 10,000,000 shares authorized, $.01 par value;
    1,551,293 shares issued and outstanding at December 31, 2001                           16           -            -
  Additional paid-in capital                                                           14,931           -            -
  Retained earnings - substantially restricted                                         13,102       12,921       12,173
  Shares acquired by stock benefit plan                                                (1,095)          -            -
  Accumulated other comprehensive income - unrealized gains on
    securities designated as available for sale, net of related tax effects               882          944          679
                                                                                      -------      -------      -------

         Total shareholders' equity                                                    27,836       13,865       12,852
                                                                                      -------      -------      -------

         Total liabilities and shareholders' equity                                  $119,245     $114,569     $107,975
                                                                                      =======      =======      =======


The accompanying notes are an integral part of these statements.

                                PFS Bancorp, Inc.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                                 (In thousands)

                                                                     Six months ended                 Year ended
                                                                       December 31,                    June 30,
                                                                     2001         2000         2001       2000       1999
Interest income
  Loans                                                            $3,518       $3,816       $7,793     $7,349     $7,161
  Investment securities                                                26           14           17         21         25
  Interest-bearing deposits and other                                 241          267          596        333        337
                                                                    -----        -----        -----      -----      -----
         Total interest income                                      3,785        4,097        8,406      7,703      7,523

Interest expense
  Deposits                                                          2,026        2,344        4,775      4,051      4,111
  Borrowings                                                           19          109          178        258        237
                                                                    -----        -----        -----      -----      -----
         Total interest expense                                     2,045        2,453        4,953      4,309      4,348
                                                                    -----        -----        -----      -----      -----

         Net interest income                                        1,740        1,644        3,453      3,394      3,175

Provision for losses on loans                                          48           78          156         88         84
                                                                    -----        -----        -----      -----      -----

         Net interest income after provision for
           losses on loans                                          1,692        1,566        3,297      3,306      3,091

Other income
  Gain on sale of real estate acquired through foreclosure             -             2            5          3         -
  Gain on sale of investment securities                                -           344          344         -          -
  Other operating                                                     180          169          317        288        274
                                                                    -----        -----        -----      -----      -----
         Total other income                                           180          515          666        291        274

General, administrative and other expense
  Employee compensation and benefits                                  749        1,159        1,687      1,004        952
  Occupancy and equipment                                             129          125          262        333        268
  Data processing                                                     115          107          218        245        246
  Federal deposit insurance premiums                                   26           25           50         64         49
  Contribution to charitable foundation                               304           -            -          -          -
  Other operating                                                     220          241          460        563        603
                                                                    -----        -----        -----      -----      -----
         Total general, administrative and other expense            1,543        1,657        2,677      2,209      2,118
                                                                    -----        -----        -----      -----      -----

         Earnings before income taxes                                 329          424        1,286      1,388      1,247

Income taxes
  Current                                                             175          377          785        628        525
  Deferred                                                            (27)        (203)        (247)       (50)       (32)
                                                                    -----        -----        -----      -----      -----
         Total income taxes                                           148          174          538        578        493
                                                                    -----        -----        -----      -----      -----

         NET EARNINGS                                              $  181       $  250       $  748     $  810     $  754
                                                                    =====        =====        =====      =====      =====


The accompanying notes are an integral part of these statements.

                                PFS Bancorp, Inc.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                 (In thousands)

                                                                        Six months ended                Year ended
                                                                          December 31,                   June 30,
                                                                       2001         2000         2001       2000     1999
Net earnings                                                           $181       $  250       $  748       $810     $754

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities, net of
    taxes (benefits) of $(32) and $369 during the six months
    ended December 31, 2001 and 2000, respectively, and
    $253, $(155) and $97 during the fiscal years ended
    June 30, 2001, 2000 and 1999, respectively                          (62)         717          492       (300)     188

  Reclassification adjustment for realized gains included in
    earnings, net of tax of $117                                         -          (227)        (227)        -        -
                                                                        ---        -----        -----        ---      ---

Comprehensive income                                                   $119       $  740       $1,013       $510     $942
                                                                        ===        =====        =====        ===      ===

Accumulated comprehensive income                                       $882       $1,169       $  944       $679     $979
                                                                        ===        =====        =====        ===      ===
































The accompanying notes are an integral part of these statements.

                                PFS Bancorp, Inc.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 For the six months ended December 31, 2001 and
                  the years ended June 30, 2001, 2000 and 1999

                        (In thousands, except share data)


                                                                                                       Unrealized gains
                                                                                           Shares         (losses) on
                                                                Additional                acquired        securities
                                                       Common     paid-in    Retained     by stock       designated as
                                                        stock     capital    earnings   benefit plan  available for sale      Total
Balance at July 1, 1998                                  $ -     $    -      $10,609      $    -              $791          $11,400

Net earnings for the year ended June 30, 1999              -          -          754           -                -               754
Unrealized gains on securities designated as
  available for sale, net of related tax effects           -          -           -            -               188              188
                                                          ---     ------      ------       ------              ---           ------

Balance at June 30, 1999                                   -          -       11,363           -               979           12,342

Net earnings for the year ended June 30, 2000              -          -          810           -                -               810
Unrealized losses on securities designated as
  available for sale, net of related tax effects           -          -           -            -              (300)            (300)
                                                          ---     ------      ------       ------              ---           ------

Balance at June 30, 2000                                   -          -       12,173           -               679           12,852

Net earnings for the year ended June 30, 2001              -          -          748           -                -               748
Unrealized gains on securities designated as
  available for sale, net of related tax effects           -          -           -            -               265              265
                                                          ---     ------      ------       ------              ---           ------

Balance at June 30, 2001                                   -          -       12,921           -               944           13,865

Net proceeds from issuance of common stock                 15     14,605          -        (1,217)              -            13,403
Issuance of shares to charitable foundation                 1        303          -            -                -               304
Amortization of expense related to stock benefit plans     -          23          -           122               -               145
Net earnings for the six months ended December 31, 2001    -          -          181           -                -               181
Unrealized losses on securities designated as
  available for sale, net of related tax effects           -          -           -            -               (62)             (62)
                                                          ---     ------      ------       ------              ---           ------

Balance at December 31, 2001                             $ 16    $14,931     $13,102      $(1,095)            $882          $27,836
                                                          ===     ======      ======       ======              ===           ======








The accompanying notes are an integral part of these statements.

                                PFS Bancorp, Inc.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                                 Six months ended                     Year ended
                                                                   December 31,                        June 30,
                                                                 2001         2000           2001         2000       1999
Cash flows from operating activities:
  Net earnings for the period                                 $   181      $   250        $   748      $   810    $   754
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of deferred loan origination fees                (47)         (20)           (61)         (54)       (91)
    Amortization expense of stock benefit plan                    145           -              -            -          -
    Gain on sale of investment securities                          -          (344)          (344)          -          -
    Gain on sale of real estate acquired through foreclosure       -            (2)            (5)          (3)        -
    Depreciation and amortization                                  48           77            121          136        130
    Provision for losses on loans                                  48           78            156           88         84
    Issuance of shares to PFS Charitable Foundation               304           -              -            -          -
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                  70           24             15          (79)        69
      Prepaid expenses and other assets                           145           22           (130)          (3)         1
      Deferred compensation liability                              23          600             -            -          -
      Other liabilities                                           (36)         (20)           634           65         21
      Accrued interest payable                                    (13)          17              9          (20)        -
      Income taxes
        Current                                                  (112)          28           (113)         100       (177)
        Deferred                                                  (27)        (203)          (247)         (50)       (32)
                                                               ------       ------         ------       ------     ------
         Net cash provided by operating activities                729          507            783          990        759

Cash flows provided by (used in) investing activities:
  Proceeds from maturities and repayments of investment
    securities                                                     -            -              10           11         12
  Proceeds from sale of real estate acquired through foreclosure   -            94            183          224         -
  Proceeds from sale of investment securities                      -           349            349           -          -
  Purchase of investment securities designated as available
    for sale                                                   (4,584)          -              -            -          -
  Loan principal repayments                                    23,160       15,582         38,345       30,040     38,492
  Loan disbursements                                          (24,475)     (16,859)       (38,653)     (32,871)   (42,205)
  Purchase of office premises and equipment                       (22)         (27)           (35)        (190)      (148)
  Purchase of Federal Home Loan Bank stock                         -            -              (5)          (3)       -
                                                               ------       ------         ------       ------     ------
         Net cash provided by (used in) investing activities   (5,921)        (861)           194       (2,789)    (3,849)

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposits                          (8,220)       7,207          7,827        5,261      2,795
  Proceeds from Federal Home Loan Bank advances                    -         3,000          1,000        7,750      1,000
  Repayment of Federal Home Loan Bank advances                 (1,000)      (3,750)        (3,750)      (7,750)    (2,250)
  Proceeds from issuance of common stock                       14,620           -              -            -          -
  Shares acquired by ESOP                                      (1,217)          -              -            -          -
  Advances by borrowers for taxes and insurance                    10           (3)            (2)         (39)         6
                                                               ------       ------         ------       ------     ------
         Net cash provided by financing activities              4,193        6,454          5,075        5,222      1,551
                                                               ------       ------         ------       ------     ------

Net increase (decrease) in cash and cash equivalents             (999)       6,100          6,052        3,423     (1,539)

Cash and cash equivalents at beginning of period               14,853        8,801          8,801        5,378      6,917
                                                               ------       ------         ------       ------     ------

Cash and cash equivalents at end of period                    $13,854      $14,901        $14,853      $ 8,801    $ 5,378
                                                               ======       ======         ======       ======     ======

                                PFS Bancorp, Inc.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                 (In thousands)


                                                                Six months ended                      Year ended
                                                                   December 31,                        June 30,
                                                              2001            2000           2001         2000       1999
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Income taxes                                            $  276          $  265         $  793       $  457     $  752
                                                             =====           =====          =====        =====      =====

    Interest on deposits and borrowings                     $2,058          $2,436         $4,944       $4,329     $4,348
                                                             =====           =====          =====        =====      =====

Supplemental disclosure of noncash investing activities:
  Transfers from loans to real estate acquired through
    foreclosure                                             $    5          $  195         $  271       $  136     $  121
                                                             =====           =====          =====        =====      =====

  Issuance of loans upon sale of real estate
    acquired through foreclosure                            $   -           $   40         $   40       $  171     $   -
                                                             =====           =====          =====        =====      =====

  Unrealized gains (losses) on securities designated as
    available for sale, net of related tax effects          $  (62)         $  490         $  265       $ (300)    $  188
                                                             =====           =====          =====        =====      =====


































The accompanying notes are an integral part of these statements.

                                PFS Bancorp, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES

    In May 2001, the Board of Directors of Peoples Federal Savings Bank ("Peoples" or the "Savings Bank") adopted an overall plan of conversion and reorganization (the "Plan") whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all the Savings Bank's outstanding stock to a newly formed holding company, PFS Bancorp, Inc. (the "Corporation"). The conversion to the stock form of ownership was completed in October 2001, culminating in the Corporation's issuance of 1,520,875 common shares. The Savings Bank conducts a general banking business in southeastern Indiana which primarily consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. Peoples' profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Peoples can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

    The financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

    During 2001, the Corporation elected to change its financial reporting and tax year to December 31 from June 30. This change was made without any impact on the Corporation's operational structure.

    The following is a summary of significant accounting policies which have been consistently applied in the preparation of the accompanying financial statements.

    1.  Principles of Consolidation

    The consolidated financial statements include the accounts of the Corporation and the Savings Bank. All significant intercompany balances and transactions have been eliminated.

    2.  Investment and Mortgage-backed Securities

    The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are to be carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

    Realized gains and losses on sales of securities are recognized using the specific identification method.

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    3.  Loans Receivable

    Loans receivable are stated at the principal amount outstanding, adjusted for deferred loan origination fees and the allowance for loan losses. Interest is accrued as earned unless the collectibility of the loan is in doubt. Interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status. If the ultimate collectibility of the loan is in doubt, in whole or in part, all payments received on nonaccrual loans are applied to reduce principal until such doubt is eliminated.

    4.  Loan Origination Fees

    The Savings Bank accounts for loan origination fees in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Savings Bank's experience with similar commitments, are deferred and amortized over the life of the related loan using the interest method.

    5.  Allowance for Loan Losses

    It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

    The Savings Bank accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral. The Savings Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    5.  Allowance for Loan Losses (continued)

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one-to-four family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value.

    It is the Savings Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    At December 31, 2001 and June 30, 2001 and 1999, the Savings Bank had no loans that would be defined as impaired under SFAS No. 114. At June 30, 2000, the Savings Bank had one loan approximating $100,000 which was defined as impaired under SFAS No. 114. The Savings Bank maintained a component of its general allowance for credit losses related to this impaired loan which approximated $10,000 at June 30, 2000.

    6.  Office Premises and Equipment

    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided primarily using the straight-line and declining balance methods over the useful lives of the assets, generally estimated to be thirty years for buildings and building improvements and five to seven years for furniture and equipment. An accelerated depreciation method is used for tax reporting purposes.

    7.  Real Estate Acquired through Foreclosure

    Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the properties' fair value subsequently declines below the value determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    8.  Income Taxes

    The Corporation accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

    The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred compensation, deferred loan origination fees, general loan loss allowances and the percentage of earnings bad debt deduction. Additionally, a temporary difference is recognized for depreciation utilizing accelerated methods for federal income tax purposes.

    9.  Benefit Plans

    In conjunction with the conversion to stock form, the Corporation implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during the year. Expense related to the ESOP totaled approximately $157,000 for the period ended December 31, 2001.

    The Savings Bank funds its defined benefit pension plan through participation in the Pentegra Defined Benefit Plan (the "Plan"). The Savings Bank is required to fund pension costs accrued. Contributions to the Plan were not required during the six month periods ended December 31, 2001 and 2000, and the fiscal years ended June 30, 2001, 2000 and 1999 due to the Plan's overfunded status. The provision for pension expense is computed by the Plan's actuaries utilizing the projected unit credit cost method and assuming a 7.5% return on Plan assets. The Savings Bank is not required to disclose separate actuarial information due to the Plan's classification as a multi-employer pension plan.

    The Savings Bank also has a 401(k) savings plan under which all employees are eligible and receive matching contributions from the Savings Bank at a predetermined rate. Expense recognized in connection with the 401(k) savings plan totaled approximately $4,000 for each of the six month periods ended December 31, 2001 and 2000, and $9,000, $8,000 and $8,000 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    9.  Benefit Plans (continued)

    Peoples had a profit sharing plan, which provided for additional compensation to employees if the Savings Bank met certain performance goals. The Savings Bank recorded expense totaling $13,000 for the profit sharing plan for the fiscal year ended June 30, 2001. No expense was recognized in connection with the profit sharing plan for the six months ended December 31, 2001, and the fiscal years ended June 30, 2000 and 1999.

    The Savings Bank implemented a nonqualified Executive Officers and Directors Deferred Compensation Plan (the "Compensation Plan") during 2000, which provides for the payment of benefits to its directors and certain officers upon termination of service with the Savings Bank and vesting in the Compensation Plan after ten years of service. The deferred compensation liability reflects the current value of the plan obligation based on a present value of providing a sum certain of $17,800 per year to each participant for ten years after retirement. The present value is determined using an interest rate of 7.5% and the relative time to retirement for each participant. The annual expense is derived from this liability on an ongoing basis. The Savings Bank recorded $23,000 and $622,000 in expense associated with the Compensation Plan during the six-month period ended December 31, 2001 and the fiscal year ended June 30, 2001, respectively. A summary of activity for the Compensation Plan appears in the following table:

    Balance at July 1, 2000                                         $     -

    Establishment of deferred compensation plan                      600,000
    Compensation deferred                                             22,000
                                                                     -------

    Balance at June 30, 2001                                         622,000

    Compensation deferred                                             23,000
                                                                     -------

    Balance at December 31, 2001                                    $645,000
                                                                     =======

    The Compensation Plan is a deferred unfunded plan.

    10.  Cash and Cash Equivalents

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    11.  Fair Value of Financial Instruments

    SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities whether or not recognized in the consolidated statements of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

    The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

                  Cash and cash equivalents: The carrying amounts presented in the consolidated statements of financial condition for cash and cash equivalents are deemed to approximate fair value.

                  Investment securities: Fair values for investment securities are based on quoted market prices and dealer quotes.

                  Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one-to-four family residential, multi-family residential and nonresidential real estate. These categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts, and consumer and other loans, fair values were deemed to equal the historic carrying values.

                  Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

                  Deposits: The fair values of deposits with no stated maturity, such as NOW accounts, passbook accounts and money market passbook accounts, are deemed to approximate the amount payable on demand as of December 31, 2001 and June 30, 2001 and 2000. The fair values for fixed-rate certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

                  Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    11.  Fair Value of Financial Instruments (continued)

                  Advances by borrowers for taxes and insurance: The carrying amount of advances by borrowers for taxes and insurance is deemed to approximate fair value.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at December 31, 2001 and June 30, 2001 and 2000, was not material.

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31, 2001 and June 30, 2001 and 2000:

                                                 December 31,                           June 30,
                                                     2001                     2001                      2000
                                             Carrying       Fair    Carrying        Fair       Carrying       Fair
                                                value      value       value       value          value      value
                                                                         (In thousands)
    Financial assets
      Cash and cash equivalents              $ 13,854   $ 13,854    $ 14,853    $ 14,853       $  8,801   $  8,801
      Investment securities designated
        as available for sale                   5,953      5,953       1,450       1,450          1,054      1,054
      Investment securities held to maturity      169        169         169         169            179        179
      Loans receivable - net                   96,772    100,886      95,457      96,513         95,492     95,370
      Federal Home Loan Bank stock                699        699         699         699            694        694
                                              -------    -------     -------     -------        -------    -------
                                             $117,447   $121,561    $112,628    $113,684       $106,220   $106,098
                                              =======    =======     =======     =======        =======    =======

    Financial liabilities
      Deposits                               $ 90,429   $ 92,229    $ 98,649    $ 98,882       $ 90,822  $ 90,904
      Advances from the Federal Home
        Loan Bank                                  -          -        1,000       1,000          3,750      3,750
      Advances by borrowers for taxes
        and insurance                              75         75          65          65             67         67
                                              -------    -------     -------     -------        -------    -------

                                             $ 90,504   $ 92,304    $ 99,714    $ 99,947       $ 94,639   $ 94,721
                                              =======    =======     =======     =======        =======    =======

    12.  Advertising

    Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $32,000 and $46,000 for the six months ended December 31, 2001 and 2000, respectively, and $63,000, $90,000 and $73,000 for the fiscal years ended June 30, 2001, 2000 and 1999, respectively.

    13.  Earnings Per Share

    The provisions of SFAS No. 128, "Earnings Per Share," are not applicable to the six months ended December 31, 2001 and 2000, and the fiscal years ended June 30, 2001, 2000 and 1999, as the Corporation completed its conversion from mutual to stock form in October 2001.

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    14.  Reclassifications

    Certain prior period amounts have been reclassified to conform to the 2001 consolidated financial statement presentation.


NOTE B - INVESTMENT SECURITIES

    Amortized cost and estimated fair values of investment securities are summarized as follows:

                                     December 31,                                    June 30,
                                         2001                          2001                        2000
                                              Estimated                    Estimated                   Estimated
                                 Amortized         fair       Amortized         fair      Amortized         fair
                                      cost        value            cost        value           cost        value
                                                                 (In thousands)
    Held to maturity:
      Municipal obligations         $  169       $  169            $169       $  169           $178       $  178
      Mortgage-backed securities        -            -               -            -               1            1
                                     -----        -----             ---        -----            ---        -----
         Total held to maturity     $  169       $  169            $169       $  169           $179       $  179
                                     =====        =====             ===        =====            ===        =====

    Available for sale:
      FHLMC stock                   $   20       $1,366            $ 20       $1,450           $ 25       $1,054
      Corporate debt securities      4,597        4,587              -            -              -            -
                                     -----        -----             ---        -----            ---        -----
         Total available for sale   $4,617       $5,953            $ 20       $1,450           $ 25       $1,054
                                     =====        =====             ===        =====            ===        =====

    At December 31, 2001, the market value appreciation of the Corporation's investment securities available for sale in excess of amortized cost was $1.3 million, consisting of gross unrealized gains totaling $1,346,000 and gross unrealized losses totaling $10,000. At June 30, 2001 and 2000, the market value appreciation of the Corporation's investment securities available for sale in excess of amortized cost was $1.4 million and $1.0 million, respectively, consisting solely of gross unrealized gains.

    The amortized cost of corporate debt securities by contractual terms to maturity are shown below.

                                                             December 31, 2001
                                                               (In thousands)

    Due within one year                                             $3,986
    Due after one through three years                                  611
                                                                     -----

                                                                    $4,597
                                                                     =====

    During the six month period ended December 31, 2000, the Savings Bank's proceeds from sales of investment securities totaled $349,000, which resulted in gross realized gains of $344,000.

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio is as follows:

                                                                 December 31,                    June 30,
                                                                         2001              2001             2000
                                                                                   (In thousands)
    Residential real estate
      One-to-four family                                              $73,001           $71,577          $70,411
      Multi-family                                                      3,090             1,641              184
    Nonresidential real estate                                         13,837            14,821           13,546
    Consumer and other loans                                            8,206             8,510           12,812
                                                                       ------            ------           ------
                                                                       98,134            96,549           96,953
    Less:
      Undisbursed loans in process                                        563               292              678
      Deferred loan origination fees                                       80               109              156
      Allowance for loan losses                                           719               691              627
                                                                       ------            ------           ------

                                                                      $96,772           $95,457          $95,492
                                                                       ======            ======           ======

    As depicted above, the Savings Bank's lending efforts have generally focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $75.5 million, or 78% of the total loan portfolio at December 31, 2001, $72.9 million, or 76% of the total loan portfolio at June 30, 2001 and $69.9 million, or 73% of the total loan portfolio at June 30, 2000. Customarily, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southeastern Indiana, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

    In the ordinary course of business, the Savings Bank has granted loans to some of its officers, directors, and their related interests. Related party loans are within applicable regulatory lending limitations and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was approximately $536,000 at December 31, 2001, and $572,000 and $647,000 at June 30, 2001 and 2000, respectively.

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows:

                                                    Six months ended                     Year ended
                                                      December 31,                         June 30,
                                                   2001          2000           2001         2000         1999
                                                                          (In thousands)
    Beginning balance                              $691          $627           $627         $568         $519
    Provision for losses on loans                    48            78            156           88           84
    Charge-offs of loans                            (20)          (69)          (130)         (42)         (64)
    Recoveries                                       -             13             38           13           29
                                                    ---           ---            ---          ---          ---

    Ending balance                                 $719          $649           $691         $627         $568
                                                    ===           ===            ===          ===          ===

    As of December 31, 2001 and 2000, and June 30, 2001, 2000 and 1999, the
    Savings Bank's allowance for loan losses was solely general in nature, which is includible as a component of regulatory risk-based capital.

    At December 31, 2001 and 2000, and June 30, 2001, 2000 and 1999, the Savings Bank's nonperforming loans totaled approximately $1.8 million, $764,000, $1.1 million, $634,000 and $641,000, respectively.

    During the six month periods ended December 31, 2001 and 2000, interest income of approximately $50,000 and $18,000, respectively, would have been recognized if such loans had performed pursuant to contractual terms.

    During the fiscal years ended June 30, 2001, 2000 and 1999, interest income of approximately $32,000, $24,000 and $16,000, respectively, would have been recognized if such loans had performed pursuant to contractual terms.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment consist of the following:

                                                          December 31,                June 30,
                                                                  2001           2001         2000
                                                                         (In thousands)
    Land and improvements                                       $  107         $  106       $  106
    Buildings and improvements                                   1,278          1,266        1,266
    Furniture and equipment                                        874            865          846
    Automobiles                                                     26             26           26
                                                                 -----          -----        -----
                                                                 2,285          2,263        2,244
      Less accumulated depreciation
        and amortization                                         1,216          1,155        1,050
                                                                 -----          -----        -----

                                                                $1,069         $1,108       $1,194
                                                                 =====          =====        =====

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE F - DEPOSITS

    Deposits consist of the following major classifications:

    Deposit type and weighted-                             December 31,                        June 30,
    average interest rate                                          2001               2001                2000
                                                                               (In thousands)
    NOW accounts
      December 31, 2001 - 1.29%                                 $16,810
      June 30, 2001 - 2.51%                                                        $14,432
      June 30, 2000 - 2.53%                                                                            $ 9,716
    Passbook
      December 31, 2001 - 1.44%                                   9,540
      June 30, 2001 - 2.50%                                                          9,769
      June 30, 2000 - 2.57%                                                                              9,177
    Money market passbook
      December 31, 2001 - 1.72%                                   6,871
      June 30, 2001 - 2.97%                                                          6,126
      June 30, 2000 - 2.98%                                                                              5,851
                                                                 ------             ------              ------
    Total demand, transaction and
      passbook deposits                                          33,221             30,327              24,744

    Certificates of deposit
      Original maturities of:
        Less than 12 months
          December 31, 2001 - 3.40%                               3,829
          June 30, 2001 - 5.09%                                                      3,710
          June 30, 2000 - 5.11%                                                                          2,592
        12 months to 24 months
          December 31, 2001 - 4.43%                              17,113
          June 30, 2001 - 5.82%                                                     18,781
          June 30, 2000 - 5.70%                                                                         19,984
        24 months to 36 months
          December 31, 2001 - 6.13%                               7,759
          June 30, 2001 - 5.93%                                                     11,397
          June 30, 2000 - 5.72%                                                                         11,004
        More than 36 months
          December 31, 2001 - 5.45%                               8,042
          June 30, 2001 - 5.83%                                                      4,507
          June 30, 2000 - 5.95%                                                                          4,198
      Individual retirement
        December 31, 2001 - 5.44%                                 9,155
        June 30, 2001 - 5.75%                                                        9,653
        June 30, 2000 - 5.61%                                                                            8,930
      Jumbo
        December 31, 2001 - 5.04%                                11,310
        June 30, 2001 - 5.73%                                                       20,274
        June 30, 2000 - 6.19%                                                                           19,370
                                                                 ------             ------              ------

    Total certificates of deposit                                57,208             68,322              66,078
                                                                 ------             ------              ------

    Total deposit accounts                                      $90,429            $98,649             $90,822
                                                                 ======             ======              ======

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE F - DEPOSITS (continued)

    Individual deposits in excess of $100,000 are not federally insured. At December 31, 2001 and June 30, 2001 and 2000, the Savings Bank had certificate of deposit accounts with balances in excess of $100,000 totaling approximately $26.4 million, $23.7 million and $26.1 million, respectively.

    Interest expense on deposits is summarized as follows:

                                                           Six months ended                 Year ended
                                                             December 31,                    June 30,
                                                           2001          2000         2001      2000      1999
                                                                               (In thousands)
    Passbook and NOW accounts                            $  356        $  341       $  722    $  603    $  558
    Certificates of deposit and money
      market deposits                                     1,670         2,003        4,053     3,448     3,553
                                                          -----         -----        -----     -----     -----

                                                         $2,026        $2,344       $4,775    $4,051    $4,111
                                                          =====         =====        =====     =====     =====

    Maturities of outstanding certificates of deposit are summarized as follows:

                                                           December 31,                        June 30,
                                                                   2001               2001                2000
                                                                                (In thousands)
    Less than six months                                        $12,803            $18,486             $18,493
    Six months to one year                                       29,672             26,715              28,044
    One year to three years                                      13,380             21,674              15,949
    Three years or more                                           1,353              1,447               3,592
                                                                 ------             ------              ------

                                                                $57,208            $68,322             $66,078
                                                                 ======             ======              ======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at June 30, 2001 by pledges of certain residential mortgage loans totaling $1.6 million, and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                                      Maturing                   December 31,                     June 30,
    Interest rate                  year ending in                        2001              2001           2000
                                                                                   (In thousands)
    6.02% - 6.83%                       2001                             $ -              $  -          $3,750
    5.67% - 6.83%                       2001                               -              1,000             -
                                                                          ---             -----          -----

                                                                         $ -             $1,000         $3,750
                                                                          ===             =====          =====

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE H - INCOME TAXES

    Income taxes differ from the amounts computed at the statutory corporate rate as follows:

                                                           Six months ended                  Year ended
                                                             December 31,                    June 30,
                                                           2001          2000         2001      2000      1999
                                                                             (In thousands)
    Federal income taxes computed at 34%
      statutory rate                                       $112          $144         $437      $472      $424
    Increase (decrease) in taxes resulting from:
      Dividends received deduction                           (2)           (2)          (4)       (4)       (4)
      Tax exempt interest income                             (2)           (2)          (3)       (4)       (4)
      State income taxes                                     53            45          152       111        77
      Other                                                 (13)          (11)         (44)        3        -
                                                            ---           ---          ---       ---       ---

    Income tax provision per financial statements          $148          $174         $538      $578      $493
                                                            ===           ===          ===       ===       ===

    Effective income tax rate                              45.0%         41.0%        41.8%     41.6%     39.5%
                                                           ====          ====         ====      ====      ====

    The composition of the Corporation's net deferred tax liability is as follows:

                                                                        December 31,                June 30,
    Taxes (payable) refundable on temporary                                     2001           2001         2000
    differences at statutory rate:                                                       (In thousands)
    Deferred tax liabilities:
      Difference between book and tax depreciation                             $ (77)         $ (79)       $ (69)
      Percentage of earnings bad debt deduction                                  (20)           (39)         (78)
      Unrealized gains on securities available for sale                         (454)          (486)        (350)
      Other                                                                      (31)           (33)         (11)
                                                                                ----           ----         ----
         Total deferred tax liabilities                                         (582)          (637)        (508)

    Deferred tax assets:
      Deferred loan origination fees                                              -              13            7
      Deferred compensation                                                      219            212           -
      General loan loss allowance                                                245            235          213
                                                                                ----           ----         ----
         Total deferred tax assets                                               464            460          220
                                                                                ----           ----         ----

         Net deferred tax liability                                            $(118)         $(177)       $(288)
                                                                                ====           ====         ====

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE H - INCOME TAXES (continued)

    Prior to 1997, the Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2001, includes approximately $1.3 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $400,000.

    Pursuant to legislation enacted in 1996, the Savings Bank is required to recapture as taxable income approximately $670,000 of its tax bad debt reserve, which represents the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank has provided deferred taxes for this amount and began to amortize the recapture of the bad debt reserve into taxable income over a six year period in fiscal 1998.


NOTE I - LOAN COMMITMENTS

    The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amounts recognized in the consolidated statements of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

    The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At December 31, 2001 and June 30, 2001, the Savings Bank had outstanding commitments to originate loans of approximately $1.9 million and $5.1 million, respectively, with weighted-average interest rates of 5.76% and 5.97%, respectively. Additionally, the Savings Bank was obligated under unused lines of credit for home equity loans totaling $1.4 million and $1.5 million and unused lines of credit under commercial loans totaling $2.4 million and $2.6 million at December 31, 2001 and June 30, 2001, respectively, with weighted-average interest rates of 6.23% and 7.55%, respectively. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2001 and June 30, 2001, and will be funded from normal cash flow from operations and borrowings as necessary.

    The Savings Bank had no contingent liabilities recorded at December 31, 2001 or June 30, 2001.

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE J - REGULATORY CAPITAL

    The Savings Bank is subject to minimum regulatory capital standards promulgated by the Office of Thrift Supervision (the "OTS"). Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances and an amount equal to 45% of the Savings Bank's unrealized gain on equity securities, equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    During the six months ended December 31, 2001, the Savings Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. Additionally, management is not aware of any recent event that would cause this classification to change. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the following tables.

    As of December 31, 2001 and June 30, 2001 and 2000, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

                                                              As of December 31, 2001
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                              (Dollars in thousands)
    Tangible capital                    $19,476    17.3%         =>$1,688    =>1.5%          =>$5,627     => 5.0%

    Core capital                        $19,476    17.3%         =>$4,502    =>4.0%          =>$6,752     => 6.0%

    Risk-based capital                  $20,800    29.4%         =>$5,663    =>8.0%          =>$7,078     =>10.0%

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE J - REGULATORY CAPITAL (continued)

                                                                As of June 30, 2001
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                              (Dollars in thousands)
    Tangible capital                    $12,921    11.4%         =>$1,697    =>1.5%          =>$5,657     => 5.0%

    Core capital                        $12,921    11.4%         =>$4,526    =>4.0%          =>$6,788     => 6.0%

    Risk-based capital                  $14,256    20.1%         =>$5,682    =>8.0%          =>$7,103     =>10.0%

                                                                As of June 30, 2000
                                                                                                 To be "well-
                                                                                              capitalized" under
                                                                     For capital               prompt corrective
                                             Actual                adequacy purposes          action provisions
                                         Amount    Ratio           Amount    Ratio             Amount     Ratio
                                                              (Dollars in thousands)
    Tangible capital                    $12,173    11.3%         =>$1,611    =>1.5%          =>$5,370     => 5.0%

    Core capital                        $12,173    11.3%         =>$4,296    =>4.0%          =>$6,445     => 6.0%

    Risk-based capital                  $13,263    19.4%         =>$5,470    =>8.0%          =>$6,837     =>10.0%

    The Savings Bank's management believes that, under the current regulatory capital regulations, the Savings Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Savings Bank, such as increased interest rates or a downturn in the economy in the Savings Bank's market area, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE K - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

    In May 2001, the Savings Bank's Board of Directors adopted an overall plan of conversion and reorganization (the "Plan") whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all the Savings Bank's outstanding stock to a newly formed holding company, PFS Bancorp, Inc. Pursuant to the Plan, as amended, PFS Bancorp, Inc. offered for sale up to 1.7 million common shares at $10.00 per share to its depositors, members of the community, and a newly formed Employee Stock Ownership Plan ("ESOP"). The stock offering was completed in October 2001, culminating in the sale of 1,520,875 common shares and the receipt of $13.4 million in net equity capital. The Plan further provided for the PFS Bancorp, Inc. issuance of 30,418 shares to the PFS Charitable Foundation. Accordingly, the Corporation recorded a charge to operations totaling $304,180 for the six months ended December 31, 2001.

    At the completion of the conversion to stock form, a liquidation account was established in the amount of retained earnings contained in the final offering circular. The liquidation account is maintained for the benefit of eligible account holders who maintain deposit accounts in the Savings Bank after conversion. In the event of a complete liquidation (and only in such event), each eligible member will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Savings Bank, the existence of the liquidation account will not restrict the use or application of such retained earnings.

    The Savings Bank may not declare, pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements of SAIF insured institutions.

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE L - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC.

    The following condensed financial statements summarize the financial position of the Corporation as of December 31, 2001, and the results of its operations and its cash flows for the period ended December 31, 2001.

                                PFS Bancorp, Inc.

                        STATEMENT OF FINANCIAL CONDITION
                                December 31, 2001
                                 (In thousands)
     ASSETS
    Interest-bearing deposits in Peoples Federal Savings Bank                              $    93
    Other interest-bearing deposits                                                          1,424
    Investment securities                                                                    4,587
    Loan receivable from ESOP                                                                1,095
    Investment in Peoples Federal Savings Bank                                              20,396
    Prepaid expenses and other assets                                                          159
    Prepaid income taxes                                                                        86
    Deferred income taxes                                                                        3
                                                                                            ------

          Total assets                                                                     $27,843
                                                                                            ======

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Accrued expenses and other liabilities                                                 $     7

    Shareholders' equity
      Common stock and additional paid-in capital                                           14,947
      Retained earnings                                                                     13,102
      Shares acquired by stock benefit plan                                                 (1,095)
      Unrealized gains on securities designated as available for sale, net                     882
                                                                                            ------
          Total shareholders' equity                                                        27,836
                                                                                            ------

          Total liabilities and shareholders' equity                                       $27,843
                                                                                            ======

                                PFS Bancorp, Inc.

                             STATEMENT OF OPERATIONS
                         Period ended December 31, 2001
                                 (In thousands)
    Revenue
      Interest income                                                                         $ 58
      Equity in earnings of Peoples Federal Savings Bank                                       124
                                                                                               ---
          Total revenue                                                                        182

    General and administrative expenses                                                        312
                                                                                               ---

    Loss before income tax credits                                                            (130)

    Income tax credits                                                                         (86)
                                                                                               ---

          NET LOSS                                                                            $(44)
                                                                                               ===

                                PFS Bancorp, Inc.

                 Six months ended December 31, 2001 and 2000 and
                    years ended June 30, 2001, 2000 and 1999


NOTE L - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC. (continued)

                                PFS Bancorp, Inc.

                             STATEMENT OF CASH FLOWS
                         Period ended December 31, 2001
                                 (In thousands)
    Cash provided by (used in) operating activities:
      Net loss for the period                                                           $   (44)
      Adjustments to reconcile net loss to net
      cash used in operating activities
        Amortization of premiums and discounts on
          investment securities - net                                                       (13)
        Issuance of shares to PFS Charitable Foundation                                     304
        Equity in earnings of Peoples Federal Savings Bank                                 (124)
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets                                                (245)
          Deferred federal income taxes                                                      (3)
          Other liabilities                                                                   7
                                                                                         ------
          Net cash used in operating activities                                            (118)

    Cash flows provided by (used in) investing activities:
      Purchase of Peoples Federal Savings Bank                                           (7,306)
      Purchase of investment securities                                                  (4,584)
      Loan disbursements to ESOP                                                         (1,217)
      Repayments on loans to ESOP                                                           122
                                                                                         ------
          Net cash used in investing activities                                         (12,985)

    Cash flows provided by financing activities:
      Proceeds from issuance of common stock - net                                       14,620
                                                                                         ------

    Net increase in cash and cash equivalents                                             1,517

    Cash and cash equivalents at beginning of period                                         -
                                                                                         ------

    Cash and cash equivalents at end of period                                          $ 1,517
                                                                                         ======

    Regulations of the OTS impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During the period ended December 31, 2001, the Savings Bank had not notified the OTS of any intention to pay a dividend and has not paid dividends to the Corporation.

                                PFS Bancorp, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
-------------------------------------------------------------------------------



               PFS BANCORP, INC. AND PEOPLES FEDERAL SAVINGS BANK

                                    Directors


Robert L. Laker                                          Dale R. Moeller
Chairman of the Board                                    Director

Mel E. Green                                             Carl E. Petty
Director, President and Chief Executive Officer          Director

Gilbert L. Houze                                         Jack D. Tandy
Director and Vice Chairman of the Board                  Director and Secretary




                               Executive Officers



Mel E. Green                                             Stuart M. Suggs
President and                                            Corporate Treasurer,
Chief Executive Officer                                  Vice President and
                                                         Chief Financial Officer

                                PFS Bancorp, Inc.

                  BANKING LOCATIONS AND STOCKHOLDER INFORMATION
-------------------------------------------------------------------------------



                                BANKING LOCATIONS

         PFS Bancorp, Inc. is an Indiana-incorporated thrift holding company conducting business through its wholly-owned subsidiary, Peoples Federal Savings Bank. Peoples Federal Savings Bank is a federally-chartered, SAIF-insured stock savings bank operating through three offices in southeast Indiana.

                                   Main Office

                          Second and Bridgeway Streets
                              Aurora, Indiana 47001


                                 Branch Offices

 330 Industrial Access Road                             705 E. Main Street
 Rising Sun, Indiana 47040                             Vevay, Indiana 47043


                                 ANNUAL MEETING

         The Annual Meeting of Stockholders of PFS Bancorp will be held on April 25, 2002, at 3:00 p.m., Eastern Daylight Savings Time, at PFS Bancorp's main office located at Second and Bridgeway Streets, Aurora, Indiana.

                            TRANSFER AGENT/REGISTRAR

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                                 (908) 272-8511

                              STOCKHOLDER REQUESTS

         Requests for annual reports, quarterly reports and related stockholder literature should be directed to Stuart M. Suggs, Corporate Treasurer, Vice President and Chief Financial Officer, PFS Bancorp, Inc., Second and Bridgeway Streets, Aurora, Indiana 47001.

         Stockholders needing assistance with stock records, transfers or lost certificates, please contact PFS Bancorp's transfer agent, Registrar and Transfer Company.