Form 10KSB, Exhibit 13
period 2002-12-31
PFS BANCORP INC
filed 2003-03-31
CIK 1143330

EXHIBIT 13




                               [PFS BANCORP LOGO]










                                PFS BANCORP, INC.

                               2002 ANNUAL REPORT

                                 TO STOCKHOLDERS

                                TABLE OF CONTENTS

================================================================================


                                                                                                               Page
                                                                                                               ----

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

Report of Independent Certified Public Accountants.............................................................15

Consolidated Statements of Financial Condition.................................................................16

Consolidated Statements of Earnings............................................................................17

Consolidated Statements of Comprehensive Income................................................................18

Consolidated Statements of Shareholders' Equity................................................................19

Consolidated Statements of Cash Flows..........................................................................20

Notes to Consolidated Financial Statements.....................................................................22

Directors and Executive Officers...............................................................................42

Banking Locations and Stockholder Information..................................................................43


                               PRESIDENT'S LETTER

Dear Shareholders,

We are pleased to present the second Annual Report of PFS Bancorp, Inc. Peoples Federal Savings Bank converted from the mutual to stock form of ownership in October 2001, culminating in the sale of 1,520,875 shares at an initial issuance price of $10.00 per share.

In connection with our conversion to stock form, we changed our June 30th fiscal reporting year to a calendar year. As a result, our consolidated financial statements herein reflect this transition as we report on our financial condition as of and for the year ended December 31, 2002 compared to the fiscal year ended June 30, 2001.

Our entry into the world of publicly traded thrifts has been extremely successful. Net earnings for the year ended December 31, 2002, totaled $853,000, an increase of $105,000, or 14.0% over the $748,000 of net earnings recorded for the fiscal year ended June 30, 2001.

The improvement in our core operations was primarily fueled by a $551,000, or 16.7% increase in net interest income after the provision for losses on loans. Our assets at December 31, 2002 totaled $119 million, representing a modest decrease of $209,000, or 0.2% compared to December 31, 2001 levels. Shareholders' equity at December 31, 2002 totaled a solid $27.6 million, or 23.2% of total assets, representing the highest capital to assets ratio of any financial institution headquartered in southeastern Indiana.

Apparently, the investment community appreciates our efforts to date. At December 31, 2002, our share price had climbed to $15.55, representing a 14.3% increase over the December 31, 2001 closing price. This same period saw the Dow Jones Industrial Average drop nearly 16.8%. We have continued to enhance shareholder value by paying a 5 cent dividend in the last three quarters of 2002 and increased the dividend by 50% to 7.5 cents per share for the first quarter of 2003. Shareholders' equity was further enhanced through a stock repurchase of 5%, or 77,565 shares, of common stock in March 2003. This stock repurchase was announced and completed on the same day at approximately $1.29 below book value per share.

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

I wish to thank our directors, officers and employees for their support and their continued service and dedication to PFS Bancorp and the Bank. I would also like to thank you as investors for your overwhelming support and confidence in our stock.

Sincerely,

/s/ Mel E. Green
Mel E. Green
President and Chief Executive Officer

                                PFS BANCORP, INC.

                          BUSINESS OF PFS BANCORP, INC.
================================================================================



         PFS Bancorp, Inc., an Indiana corporation ("PFS Bancorp" or the "Corporation"), is a unitary savings and loan holding company which owns all of the outstanding common shares of Peoples Federal Savings Bank ("Peoples" or the "Bank"), a federally chartered savings bank.

         Founded in 1887, Peoples is a community and customer oriented stock savings bank organized under the laws of the United States. Peoples conducts business out of its main office located in Aurora, Indiana and two branch offices in Rising Sun and Vevay, Indiana. Peoples' business consists principally of attracting deposits from the general public and using those funds to originate loans secured by one-to- four-family residential loans, multi-family loans, non-residential real estate loans and consumer loans. Peoples' profitability depends primarily on its net interest income, which is the difference between the income it receives on loans and other assets and its cost of funds, which consists of the interest paid on deposits and borrowings. At December 31, 2002, PFS Bancorp had total assets of $119.0 million, deposits of $89.4 million and total shareholders' equity of $27.6 million.

         PFS Bancorp is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"), as its primary federal regulator, and the Federal Deposit Insurance Corporation (the "FDIC"), which administers the Savings Association Insurance Fund. The FDIC insures deposits in Peoples up to applicable limits.

                                PFS BANCORP, INC.

                           MARKET PRICE OF PFS BANCORP
                  COMMON SHARES AND RELATED STOCKHOLDER MATTERS
================================================================================



         PFS Bancorp's common shares have been listed on the Nasdaq National Market ("Nasdaq") since October 11, 2001, under the symbol "PBNC." Presented below are the high and low trading prices for PFS Bancorp's common shares as well as related dividends for the period from October 11, 2001, the date of the consummation of the conversion to stock form, to December 31, 2002. Such prices do not include retail financial markups, markdowns or commissions. Information relating to prices has been obtained from Nasdaq.




                                 HIGH              LOW       DIVIDENDS
       Quarter ended:
       December 31, 2001        $14.40           $12.15       $ --
       March 31, 2002            14.36            13.25         --
       June 30, 2002             15.95            14.05        .05
       September 30, 2002        17.60            15.26        .05
       December 31, 2002         16.06            14.43        .05

         As of March 21, 2003, PFS Bancorp had 1,473,728 common shares outstanding held of record by approximately 348 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

                                PFS BANCORP, INC.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
================================================================================


         The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing elsewhere herein.


                                                                       At December 31,                       At June 30,
                                                              --------------------------------               -----------
                                                                2002                    2001                     2001
                                                              --------                --------               -----------
                                                                             (Dollars In Thousands)
SELECTED BALANCE SHEET DATA:
Total assets.................................                 $119,036                $119,245                 $114,569
Cash and cash equivalents(1).................                    5,225                  13,854                   14,853
Investment securities available for sale.....                   15,142                   5,953                    1,450
Investment securities held to maturity.......                      161                     169                      169
Loans receivable-net ........................                   95,702                  96,772                   95,457
Deposits.....................................                   89,420                  90,429                   98,649
Borrowings...................................                    1,000                      --                    1,000
Shareholders' equity(2)......................                   27,597                  27,836                   13,865
Full service offices.........................                        3                       3                        3





                                                    Year Ended            Six Months Ended             Year Ended
                                                   December 31,             December 31,                June 30,
                                                       2002                     2001                      2001
                                                   ------------           ----------------             ----------
                                                               (In thousands, except per share data)
SELECTED OPERATING DATA:
Total interest income........................         $6,840                   $3,785                    $8,406
Total interest expense.......................          2,900                    2,045                     4,953
                                                      ------                   ------                     -----
Net interest income..........................          3,940                    1,740                     3,453
Provision for losses on loans ...............             92                       48                       156
                                                      ------                   ------                    ------
Net interest income after
  provision for losses on loans .............          3,848                    1,692                     3,297
Total other income...........................            336                      180                       666
Total general, administrative and other
  expense....................................          2,707                    1,543                     2,677
                                                      ------                   ------                     -----
Earnings before income taxes.................          1,477                      329                     1,286
Income taxes.................................            624                      148                       538
                                                      ------                   ------                    ------
Net earnings.................................         $  853                   $  181                    $  748
                                                      ======                   ======                    ======
Earnings per share...........................         $  .59                      N/A                       N/A
                                                      ======

                                                                                   (Footnotes on following page)


                                PFS BANCORP, INC.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
================================================================================



                                                                          Year Ended       Six Months Ended        Year Ended
                                                                          December 31,        December 31,          June 30,
                                                                             2002                 2001                2001
                                                                          ------------     ----------------        ----------

SELECTED OPERATING RATIOS(3):
PERFORMANCE RATIOS:
Return on average assets ............................................          .71%                 .31%                 .65%
Return on average equity ............................................         3.08                 1.89                 5.63
Equity to assets at end of period ...................................        23.18                23.34                12.10
Interest rate spread(4) .............................................         2.51                 2.37                 2.59
Net interest margin(4) ..............................................         3.33                 3.01                 3.10
Average interest-earning assets to
  average interest-bearing liabilities ..............................       133.39               118.00               112.02
Net interest income after provision
  for losses on loans to total general,
  administrative and other expense ..................................       142.15               109.66               123.16
Total general, administrative and other
  expense to average total assets ...................................         2.25                 2.60                 2.33
ASSET QUALITY RATIOS:
Non-performing loans to total
  loans at end of period(5) .........................................          .93%                1.87%                1.13%
Non-performing assets to
  total assets at end of period(5) ..................................          .95                 1.62                 1.03
Allowance for loan losses to total
  loans at end of period ............................................          .78                  .73                  .73
Allowance for loan losses to total
 non-performing loans at end of
 period(5) ..........................................................        84.79                39.18                63.71
CAPITAL RATIOS:
Tangible capital ratio ..............................................         17.4%                17.3%                11.4%
Core capital ratio ..................................................         17.4                 17.3                 11.4
Risk-based capital ratio ............................................         29.3                 29.4                 20.1


----------------------
(1) Consists of cash and short-term interest-bearing deposits in other financial institutions.

(2)      Consists of retained earnings only at June 30, 2001.

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

                                PFS BANCORP, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

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

         Historically, Peoples' business has consisted primarily of originating single-family real estate loans secured by property in its market area. Peoples' loans are primarily funded by deposits. Typically, single- family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction and consumer loans. To a significantly lesser extent, Peoples also offers multi-family, non-residential and consumer and other loans.

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

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================


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


                                                                             Year Ended December 31,         Year Ended June 30,
                                                                           --------------------------   ---------------------------
                                                    At December 31, 2002               2002                         2001
                                                    ---------------------  --------------------------   ---------------------------
                                                                                              Average                       Average
                                                                            Average            Yield/    Average              Yield/
                                                     Balance   Yield/Rate   Balance   Interest  Rate     Balance   Interest    Rate
                                                    ---------  ----------  --------   -------- ------   --------   -------- -------
                                                                                  (Dollars In Thousands)

INTEREST-EARNING ASSETS:
  Loans receivable, net (1)......................   $  95,702    5.77%     $ 95,104    $6,246   6.57%   $ 96,494   $  7,793    8.08%
  Investment and mortgage-backed securities......      16,033    3.31        12,304       409   3.32       2,261         74    3.27
  Deposits in other financial institutions (2)...       5,225    1.49        10,982       185   1.68      12,639        539    4.26
                                                     --------    ----      --------    ------ ------    --------   --------  ------
    Total interest-earning assets................     116,960    5.24       118,390     6,840   5.78     111,394      8,406    7.55
  Non-interest-earning assets....................       2,076                 2,005                        3,711
                                                     --------              --------                     --------
    Total assets.................................    $119,036              $120,395                     $115,105
                                                     ========              ========                     ========

INTEREST-BEARING LIABILITIES:
  Deposits.......................................    $ 86,749    2.65      $ 88,600     2,898   3.27    $ 97,339      4,775    4.91
  FHLB advances..................................       1,000    1.62           154         2   1.30       2,601        178    6.84
                                                     --------    ----      --------    ------ ------    --------   --------  ------
    Total interest-bearing liabilities...........      87,749    2.64        88,754     2,900   3.27      99,940      4,953    4.96
                                                                                       ------ ------               --------  ------
  Non-interest-bearing liabilities...............       3,690                 3,943                        1,876
                                                     --------              --------                     --------
    Total liabilities............................      91,439                92,697                      101,816
  Total equity(3)................................      27,597                27,698                       13,289
                                                     --------              --------                     --------
    Total liabilities and equity.................    $119,036              $120,395                     $115,105
                                                     ========              ========                     ========
  Net interest-earning assets....................                          $ 29,636                     $ 11,454
                                                                           ========                     ========
  Net interest income............................                                      $3,940                      $  3,453
                                                                                       ======                      ========

  Interest rate spread...........................                2.60%                          2.51%                          2.59%
                                                                 ====                         ======                         ======
  Net interest margin............................                                               3.33%                          3.10%
                                                                                              ======                         ======
  Average interest-earning assets to average
   interest-bearing liabilities..................                                             133.39%                        111.46%
                                                                                              ======                         ======


---------------------------------

   (1) Includes nonaccruing loans. Interest income on loans receivable, net includes amortized loan fees.

   (2) Includes interest-bearing demand deposits and other interest bearing deposits.

   (3) Includes retained earnings and accumulated other comprehensive income.

                                PFS BANCORP, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================



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



                                                              Year Ended December 31,
                                                         2002 vs Year Ended June 30, 2001
                                                      --------------------------------------
                                                             Increase
                                                            (Decrease)
                                                              Due To                Total
                                                      -----------------------      Increase
                                                      Yield/Rate       Volume     (Decrease)
                                                      ----------       ------     ----------
                                                                   (In Thousands)
INTEREST-EARNING ASSETS:
  Loans receivable, net.........................       $(1,436)        $ (111)      $(1,547)
  Investment securities.........................             1            334           335
  Deposits in other financial institutions......          (272)           (82)         (354)
                                                       -------         ------       -------
    Total.......................................        (1,707)           141        (1,566)

INTEREST-BEARING LIABILITIES:
  Deposits......................................        (1,395)          (482)       (1,877)
  Borrowings....................................           (81)           (91)         (176)
                                                       -------         ------       -------
      Total.....................................        (1,476)          (577)       (2,053)
                                                       -------         ------       -------
  Increase (decrease) in net interest income....       $  (231)        $  718       $   487
                                                       =======         ======       =======


                                PFS BANCORP, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

CHANGES IN FINANCIAL CONDITION FROM DECEMBER 31, 2001 TO DECEMBER 31, 2002

         Total assets amounted to $119.0 million at December 31, 2002, a decrease of $209,000, or .2%, compared to December 31, 2001.

         Cash and cash equivalents decreased by $8.6 million, or 62.3%, as these funds were re-deployed into higher yielding investment securities and mortgage loans. Investment securities totaled $15.3 million at December 31, 2002, an increase of $9.2 million, or 150.0%, due primarily to purchases of $26.6 million of short term corporate debt securities, which were partially offset by maturities of $17.4 million. The aggregate yield on investment securities was 3.32% for 2002 while the aggregate yield on interest-bearing deposits in other financial institutions was 1.68% for 2002.

         Loans receivable totaled $95.7 million at December 31, 2002, a decrease of $1.1 million, or 1.1%, from December 31, 2001. The decrease in loans reflects principal repayments during the 2002 period of $29.6 million, which were substantially offset by loan disbursements totaling $28.8 million. At December 31, 2002, the allowance for loan losses of Peoples totaled $764,000, an increase of $45,000, or 6.3%, over the level maintained at December 31, 2001. At December 31, 2002, the allowance represented approximately .80% of the total loan portfolio and 84.8% of total non-performing loans. As of December 31, 2002, the ratio of non-performing loans to total loans amounted to .93% compared to 1.87% at December 31, 2001. Nonperforming loans amounted to $901,000 and $1.8 million at December 31, 2002 and 2001, respectively. At December 31, 2002, nonperforming loans were comprised primarily of $816,000 of loans secured by one- to four-family residential real estate and $85,000 of consumer loans. It is the opinion of management that nonperforming loans are adequately collateralized and no unreserved losses are anticipated on nonperforming loans. Although management believes that its allowance for loan losses at December 31, 2002, was adequate based on the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

         Deposits decreased by $1.0 million, or 1.1%, year to year while advances from the Federal Home Loan Bank increased by $1.0 million compared to the prior year. Shareholders' equity totaled $27.6 million at December 31, 2002, a decrease of $239,000 or .9%, from December 31, 2001. The decrease in stockholders' equity was the result of a $1.0 million purchase of PFS Bancorp, Inc. stock for the Recognition and Retention Plan and dividends paid of $232,000, which were partially offset by net earnings of $853,000 and $162,000 of amortization for the allocation of shares in connection with the Corporation's Employee Stock Ownership Plan.

COMPARISON OF OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE YEAR ENDED JUNE 30, 2001

         GENERAL. During 2001, the Corporation elected to change its annual reporting period from a June 30th fiscal period to a December 31st calendar period. As a result, the following discussion and analysis compares the Corporation's results of operations for the year ended December 31, 2002 to the fiscal year ended June 30, 2001. Net earnings amounted to $853,000 for the year ended December 31, 2002, compared

                                PFS BANCORP, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================


to $748,000 for the fiscal year ended June 30, 2001. The increase in earnings of $105,000, or 14.0%, was due primarily to a $487,000 increase in net interest income and a $64,000 decrease in the provision for losses on loans, which were partially offset by a $330,000 decrease in other income, a $30,000 increase in general, administrative and other expense, and an $86,000 increase in income taxes.

         NET INTEREST INCOME. Total interest income amounted to $6.8 million for the year ended December 31, 2002, compared to $8.4 million for the fiscal year ended June 30, 2001. The decrease of $1.6 million, or 18.6%, was due primarily to a decrease of $1.5 million, or 18.7%, in interest income on loans, as a result of a 151 basis point decrease in the average yield on loans and a $1.4 million, or 1.4%, decrease in the average balance of loans outstanding period to period. The decrease in the average yield, from 8.08% for the year ended June 30, 2001, to 6.57% for the year ended December 31, 2002 primarily reflects a decrease in market rates.

         Interest expense decreased by $2.1 million, or 41.4%, to $2.9 million for the year ended December 31, 2002, compared to $5.0 million for the fiscal year ended June 30, 2001. Such decrease was due to a decline in interest expense on both deposits and borrowings. Interest expense on deposits decreased by $1.9 million, or 39.3%, due primarily to a decrease in the average rate paid from 4.91% for the fiscal year ended June 30, 2001 to 3.27% for the year ended December 31, 2002 and an $8.7 million, or 9.0%, decrease in the average balance of deposits outstanding period to period. The decrease in the rate paid reflects a decrease in market rates. Interest expense on borrowings decreased by $176,000, or 98.9%, due primarily to a decrease in the average balance outstanding as the Corporation used excess funds to reduce borrowings.

         As a result of the foregoing changes in interest income and interest expense, net interest income increased by $487,000, or 14.1%, to $3.9 million for the year ended December 31, 2002, compared to the fiscal year ended June 30, 2001. The interest rate spread decreased from 2.59% for the fiscal year ended June 30, 2001 to 2.51% for the year ended December 31, 2002, while the net interest margin increased from 3.10% to 3.33% from period to period. The ratio of average interest-earning assets to average interest- bearing liabilities increased from 111.46% to 133.39% from period to period, respectively.

         PROVISION FOR LOSSES ON LOANS. Peoples charges a provision for losses on loans to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by Peoples, the status of past due principal and interest payments, general market conditions, particularly as such conditions relate to Peoples' market area, and other factors related to the collectibility of Peoples' loan portfolio. Specifically, Peoples' methodology for assessing the appropriateness of the allowance consists of a formula allowance, a specific allowance, and an unallocated allowance. The formula allowance is based on loss factors applied to the categories of Peoples' loan portfolio based on historical experience. The specific allowance relates to specific categories of loans based on recent loss experience, charge-offs, and current economic conditions related to specific borrowers. The unallocated allowance is based upon management's evaluation of various conditions, including general economic and business conditions and credit quality trends, the effects of which are not directly measured in the determination of the formula and specific allowance. The evaluation of the inherent loss with respect

                                PFS BANCORP, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================


to these conditions is subject to a higher degree of uncertainty because they are not identified with specific credits.

         As a result of such analysis, management recorded a provision of $92,000 for the year ended December 31, 2002 and $156,000 for the fiscal year ended June 30, 2001. The provision for 2002 was predicated primarily on the level of nonperforming loans and the $47,000 of net charge-offs during the year.

         While management believes that, based on information currently available, the allowance for loan losses is sufficient to cover losses inherent in Peoples' loan portfolio at this time, no assurance can be given that the level of the allowance will be sufficient to cover future loan losses or that future adjustments to the allowance will not be necessary if economic and/or other conditions differ substantially from the economic and other conditions considered by management in evaluating the adequacy of the current level of the allowance.

         OTHER INCOME. Other income amounted to $336,000 for the year ended December 31, 2002, a decrease of $330,000, or 49.5%, compared to the fiscal year ended June 30, 2001. The decrease was due primarily to a $344,000 gain on sale of investment securities recorded in the year ended June 30, 2001. Other operating income increased by $19,000, or 6.0%, due primarily to an increase in service fees on NOW and demand deposit accounts.

         GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense totaled $2.7 million for the year ended December 31, 2002, an increase of $30,000, or 1.1%, over the fiscal year ended June 30, 2001. Employee compensation and benefits decreased by $241,000, or 14.3%, due to the expense of $622,000 related to the establishment of a deferred compensation plan in the fiscal year ended June 30, 2001, which provides retirement benefits to directors and certain officers of Peoples. This decline was partially offset by an increase in compensation for additional staffing, normal merit increases and a $212,000 increase in costs related to the stock benefit plans. Data processing expense increased by $145,000, or 66.5%, due primarily to costs incurred in connection with a conversion in data processing systems during 2002. This conversion to the new data processing platform is expected to facilitate the Savings Bank's expansion of its product offerings and accommodate future growth. A $125,000 payment to terminate the contract of the former data processor was expensed in 2002. Other operating expense increased by $63,000, or 13.7%, to $523,000 for the year ended December 31, 2002 compared to the fiscal year ended June 30, 2001. The increase was primarily due to increased professional fees associated with PFS Bancorp operating as a public company for the full year ended December 31, 2002.

         INCOME TAX. The provision for income tax totaled $624,000 for the year ended December 31, 2002, an increase of $86,000, or 16.0%, over the fiscal year ended June 30, 2001. The increase was due primarily to the rise in pre-tax earnings of $191,000, or 14.9%, over comparable earnings for the fiscal year ended June 30, 2001. The effective tax rates for the years ended December 31, 2002 and June 30, 2001 were 42.2% and 41.8%, respectively.

                                PFS BANCORP, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

EXPOSURE TO CHANGES IN INTEREST RATES

         Our ability to maintain net interest income depends upon our ability to earn a higher yield on assets than the rates we pay on our deposits and borrowings. Our interest-earning assets consist primarily of long-term residential mortgage loans which have adjustable rates of interest. Our ability to maintain a positive spread between the interest earned on assets and the interest paid on deposits and borrowings can be adversely affected when market rates of interest rise since our adjustable-rate loans typically do not adjust as rapidly as our liabilities.

         QUANTITATIVE ANALYSIS. The OTS provides a quarterly report on the potential impact of interest rate changes upon the market value of portfolio equity. Management reviews the quarterly reports from the OTS which show the impact of changing interest rates on net portfolio value. The report is based on financial data provided by management of Peoples. Net portfolio value is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts.

         QUALITATIVE ANALYSIS. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Our fixed- rate loans help our profitability if interest rates are stable or declining since these loans have yields that exceed the cost of funds. At December 31, 2002, $16.1 million, or 16.5%, of the total loan portfolio consisted of fixed-rate loans. If interest rates increase, however, we would have to pay more on our deposits and new borrowings, which would adversely affect our interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, we have focused primarily on marketing adjustable-rate mortgage loans as well as shorter term commercial real estate and consumer loans. At December 31, 2002, $81.3 million, or 83.5% of the total loan portfolio, consisted of adjustable-rate loans.

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

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

         The following table presents Peoples' net portfolio value as of December 31, 2002.


                                                Net Portfolio Value
---------------------------------------------------------------------------------------------------------------
                                                    Estimated
      Change in                                     NPV as a                                    Change as a
    Interest Rates           Estimated             Percentage              Amount               Percentage
    (basis points)              NPV                 of Assets             of Change              of Assets
-------------------    -------------------    -------------------   -------------------    -------------------
                                          (Dollars In Thousands)

         +300               $21,360                  18.80%               $(545)                  (13)bp
         +200                22,001                  19.17                   96                    24 bp
         +100                22,066                  19.13                  161                    20 bp
            0                21,905                  18.93                   --                    --
         -100                21,821                  18.78                  (84)                  (15)bp


         The following table presents Peoples' net portfolio values as of December 31, 2001.


                                                Net Portfolio Value
---------------------------------------------------------------------------------------------------------------
                                                    Estimated
      Change in                                     NPV as a                                    Change as a
    Interest Rates           Estimated             Percentage              Amount               Percentage
    (basis points)              NPV                 of Assets             of Change              of Assets
-------------------    -------------------    -------------------   -------------------    -------------------
                                          (Dollars In Thousands)

         +300               $22,667                  19.65%               $(2,001)                (112)bp
         +200                23,651                  20.25                 (1,017)                 (52)bp
         +100                24,250                  20.57                   (418)                 (20)bp
            0                24,668                  20.77                     --                   --
         -100                24,823                  20.78                    155                    1 bp



         Net portfolio values are not provided by the OTS for a decrease of 200 or 300 basis points.

                                PFS BANCORP, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================


LIQUIDITY AND CAPITAL RESOURCES

         Peoples maintains cash and liquid investments in corporate debt securities, municipal obligations and other securities to meet loan commitments and other funding needs.

         At December 31, 2002, Peoples had outstanding commitments to originate loans (including lines of credit) totaling $5.5 million. In addition, as of December 31, 2002, the amount of certificates of deposit which were scheduled to mature in the following 12 months totaled $40.8 million. Peoples believes that it has adequate resources to fund all of its commitments and that it can adjust the rate on certificates of deposit to retain deposits in changed interest rate environments. If Peoples requires funds beyond its internal funding capabilities, advances from the Federal Home Loan Bank of Indianapolis are available as an additional source of funds.

         Peoples is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At December 31, 2002, Peoples exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 17.4%, 17.4% and 29.3%, respectively.

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

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
PFS Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of PFS Bancorp, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for the year ended December 31, 2002, for the six month period ended December 31, 2001 and for the fiscal year ended June 30, 2001. These consolidated financial statements are the responsibility of the Savings Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PFS Bancorp, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002, for the six month period ended December 31, 2001 and for the fiscal year ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ Grant Thornton LLP

Cincinnati, Ohio
February 28, 2003 (except for Note M, as to which the date is March 10, 2003)

                                PFS BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           December 31, 2002 and 2001
                        (In thousands, except share data)



         ASSETS                                                                          2002               2001

Cash and due from banks                                                               $     819          $   1,034
Interest-bearing deposits in other financial institutions                                 4,406             12,820
                                                                                      ---------          ---------
         Cash and cash equivalents                                                        5,225             13,854
Investment securities designated as available for sale -
  at market                                                                              15,142              5,953
Investment securities held to maturity - at amortized cost, which
  approximates market                                                                       161                169
Loans receivable - net                                                                   95,702             96,772
Office premises and equipment - at depreciated cost                                       1,170              1,069
Real estate acquired through foreclosure                                                    228                101
Federal Home Loan Bank stock - at cost                                                      730                699
Accrued interest receivable                                                                 446                397
Prepaid expenses and other assets                                                           176                 32
Prepaid federal income taxes                                                                 --                199
Deferred federal income taxes                                                                56                 --
                                                                                      ---------          ---------
         Total assets                                                                 $ 119,036          $ 119,245
                                                                                      =========          =========


         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                              $  89,420          $  90,429
Advances from the Federal Home Loan Bank                                                  1,000                 --
Advances by borrowers for taxes and insurance                                                80                 75
Accrued interest payable                                                                     26                 35
Other liabilities                                                                           883                752
Deferred federal income taxes                                                                --                118
Accrued federal income taxes                                                                 30                 --
                                                                                      ---------          ---------
         Total liabilities                                                               91,439             91,409

Commitments                                                                                  --                 --

Shareholders' equity
  Preferred stock, 5,000,000 shares authorized, $.01 par value;
    no shares issued                                                                         --                 --
  Common stock - 10,000,000 shares authorized, $.01 par value;
    1,551,293 shares issued and outstanding                                                  16                 16
  Additional paid-in capital                                                             14,971             14,931
  Retained earnings - substantially restricted                                           13,723             13,102
  Shares acquired by stock benefit plans                                                 (1,994)            (1,095)
  Accumulated other comprehensive income - unrealized gains on
    securities designated as available for sale, net of related tax effects                 881                882
                                                                                      ---------          ---------
         Total shareholders' equity                                                      27,597             27,836
                                                                                      ---------          ---------

         Total liabilities and shareholders' equity                                   $ 119,036          $ 119,245
                                                                                      =========          =========


The accompanying notes are an integral part of these statements.

                                PFS BANCORP, INC.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                        (In thousands, except share data)




                                                                        YEAR ENDED      SIX MONTHS ENDED    YEAR ENDED
                                                                        DECEMBER 31,      DECEMBER 31,       JUNE 30,
                                                                           2002              2001              2001

Interest income
  Loans                                                                   $ 6,246           $ 3,518           $ 7,793
  Investment and mortgage-backed securities                                   409                26                17
  Interest-bearing deposits and other                                         185               241               596
                                                                          -------           -------           -------
         Total interest income                                              6,840             3,785             8,406

Interest expense
  Deposits                                                                  2,898             2,026             4,775
  Borrowings                                                                    2                19               178
                                                                          -------           -------           -------
         Total interest expense                                             2,900             2,045             4,953
                                                                          -------           -------           -------

         Net interest income                                                3,940             1,740             3,453

Provision for losses on loans                                                  92                48               156
                                                                          -------           -------           -------

         Net interest income after provision for
           losses on loans                                                  3,848             1,692             3,297

Other income
  Gain on sale of real estate acquired through foreclosure                     --                --                 5
  Gain on sale of investment securities                                        --                --               344
  Other operating                                                             336               180               317
                                                                          -------           -------           -------
         Total other income                                                   336               180               666

General, administrative and other expense
  Employee compensation and benefits                                        1,446               749             1,687
  Occupancy and equipment                                                     299               129               262
  Data processing                                                             363               115               218
  Federal deposit insurance premiums                                           56                26                50
  Contribution to charitable foundation                                        --               304                --
  Provision for losses on real estate acquired through
    foreclosure                                                                20                --                --
  Other operating                                                             523               220               460
                                                                          -------           -------           -------
         Total general, administrative and other expense                    2,707             1,543             2,677
                                                                          -------           -------           -------

         Earnings before income taxes                                       1,477               329             1,286

Income taxes
  Current                                                                     798               175               785
  Deferred                                                                   (174)              (27)             (247)
                                                                          -------           -------           -------
         Total income taxes                                                   624               148               538
                                                                          -------           -------           -------

         NET EARNINGS                                                     $   853           $   181           $   748
                                                                          =======           =======           =======

         EARNINGS PER SHARE                                               $   .59               N/A               N/A
                                                                          =======           =======           =======


The accompanying notes are an integral part of these statements.

                                PFS BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                 (In thousands)



                                                                    YEAR ENDED      SIX MONTHS ENDED    YEAR ENDED
                                                                   DECEMBER 31,       DECEMBER 31,       JUNE 30,
                                                                       2002               2001             2001

Net earnings                                                         $   853           $   181           $   748

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during
    the period, net of taxes (benefits) of $(32) during the
    six months ended December 31, 2001, and $253
    for the fiscal year ended June 30, 2001                               (1)              (62)              492

  Reclassification adjustment for realized gains included
    in earnings, net of tax of $117                                       --                --              (227)
                                                                     -------           -------           -------

Comprehensive income                                                 $   852           $   119           $ 1,013
                                                                     =======           =======           =======

Accumulated comprehensive income                                     $   881           $   882           $   944
                                                                     =======           =======           =======


The accompanying notes are an integral part of these statements.

                                PFS BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                  For the year ended December 31, 2002, the six
                     months ended December 31, 2001 and the
                         fiscal year ended June 30, 2001
                        (In thousands, except share data)

                                                                                                         UNREALIZED GAINS
                                                                                               SHARES      (LOSSES) ON
                                                                      ADDITIONAL              ACQUIRED      SECURITIES
                                                             COMMON    PAID-IN    RETAINED    BY STOCK     DESIGNATED AS
                                                             STOCK     CAPITAL    EARNINGS  BENEFIT PLAN AVAILABLE FOR SALE   TOTAL

Balance at July 1, 2000                                     $     --   $     --   $ 12,173    $     --    $    679         $ 12,852

Net earnings for the year ended June 30, 2001                     --         --        748          --          --              748
Unrealized gains on securities designated as
  available for sale, net of related tax effects                  --         --         --          --         265              265
                                                            --------   --------   --------    --------    --------         --------

Balance at June 30, 2001                                          --         --     12,921          --         944           13,865

Net proceeds from issuance of common stock                        15     14,605         --      (1,217)         --           13,403
Issuance of shares to charitable foundation                        1        303         --          --          --              304
Amortization of expense related to stock benefit plan             --         23         --         122          --              145
Net earnings for the six months ended December 31, 2001           --         --        181          --          --              181
Unrealized losses on securities designated as
  available for sale, net of related tax effects                  --         --         --          --         (62)             (62)
                                                            --------   --------   --------    --------    --------         --------

Balance at December 31, 2001                                      16     14,931     13,102      (1,095)        882           27,836

Amortization of expense related to stock benefit plan             --         40         --         122          --              162
Purchase of shares for stock benefit plan                         --         --         --      (1,021)         --           (1,021)
Net earnings for the year ended December 31, 2002                 --         --        853          --          --              853
Cash dividends of $.15 per share                                  --         --       (232)         --          --             (232)
Unrealized losses on securities designated as available
  for sale, net of related tax effects                            --         --         --          --          (1)              (1)
                                                            --------   --------   --------    --------    --------         --------

Balance at December 31, 2002                                $     16   $ 14,971   $ 13,723    $ (1,994)   $    881         $ 27,597
                                                            ========   ========   ========    ========    ========         ========



The accompanying notes are an integral part of these statements.

                                PFS BANCORP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)


                                                                                YEAR ENDED   SIX MONTHS ENDED     YEAR ENDED
                                                                               DECEMBER 31,    DECEMBER 31,        JUNE 30,
                                                                                   2002           2001               2001
Cash flows from operating activities:
  Net earnings for the period                                                    $    853       $    181           $    748
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premium on investment securities                                   70              1                 --
    Amortization of deferred loan origination fees                                    (74)           (47)               (61)
    Amortization expense of stock benefit plan                                        162            145                 --
    Gain on sale of real estate acquired through foreclosure                           --             --                 (5)
    Gain on sale of investment securities                                              --             --               (344)
    Depreciation                                                                      137             47                121
    Provision for losses on loans                                                      92             48                156
    Provision for losses on real estate acquired through foreclosure                   20             --                 --
    Issuance of shares to PFS Charitable Foundation                                    --            304                 --
    Deferred compensation liability                                                    48             23                 --
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                     (49)            70                 15
      Prepaid expenses and other assets                                              (144)           145               (130)
      Other liabilities                                                                83            (36)               634
      Accrued interest payable                                                         (9)           (13)                 9
      Income taxes
        Current                                                                       229           (112)              (113)
        Deferred                                                                     (174)           (27)              (247)
                                                                                 --------       --------           --------
         Net cash provided by operating activities                                  1,244            729                783

Cash flows provided by (used in) investing activities:
  Proceeds from maturities of investment securities                                17,350             --                 10
  Proceeds from sale of investment securities                                          --             --                349
  Principal repayments on investment securities                                         8             --                 --
  Purchase of investment securities designated as available for sale              (26,610)        (4,584)                --
  Loan principal repayments                                                        29,639         23,160             38,345
  Loan disbursements                                                              (28,816)       (24,475)           (38,653)
  Purchase of office premises and equipment                                          (238)           (22)               (35)
  Proceeds from sale of real estate acquired through foreclosure                       82             --                183
  Purchase of Federal Home Loan Bank stock                                            (31)            --                 (5)
                                                                                 --------       --------           --------
         Net cash provided by (used in) investing activities                       (8,616)        (5,921)               194

Cash flows provided by (used in) financing activities:
  Net increase (decrease) in deposits                                              (1,009)        (8,220)             7,827
  Proceeds from Federal Home Loan Bank advances                                     1,000             --              1,000
  Repayment of Federal Home Loan Bank advances                                         --         (1,000)            (3,750)
  Advances by borrowers for taxes and insurance                                         5             10                 (2)
  Proceeds from issuance of common stock                                               --         14,620                 --
  Dividends paid on common stock                                                     (232)            --                 --
  Shares acquired by stock benefit plans                                           (1,021)        (1,217)                --
                                                                                 --------       --------           --------
         Net cash provided by (used in) financing activities                       (1,257)         4,193              5,075
                                                                                 --------       --------           --------

Net increase (decrease) in cash and cash equivalents                               (8,629)          (999)             6,052

Cash and cash equivalents at beginning of period                                   13,854         14,853              8,801
                                                                                 --------       --------           --------

Cash and cash equivalents at end of period                                       $  5,225       $ 13,854           $ 14,853
                                                                                 ========       ========           ========


The accompanying notes are an integral part of these statements.

                                PFS BANCORP, INC.

                CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

                                 (In thousands)



                                                                        YEAR ENDED    SIX MONTHS ENDED     YEAR ENDED
                                                                        DECEMBER 31,    DECEMBER 31,        JUNE 30,
                                                                           2002             2001              2001

Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Income taxes                                                          $   553          $   276          $   793
                                                                          =======          =======          =======
    Interest on deposits and borrowings                                   $ 2,909          $ 2,058          $ 4,944
                                                                          =======          =======          =======
Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                                  $    (1)         $   (62)         $   265
                                                                          =======          =======          =======
  Transfers from loans to real estate acquired through
    foreclosure                                                           $   259          $    --          $    40
                                                                          =======          =======          =======
  Issuance of loans upon sale of real estate
    acquired through foreclosure                                          $    --          $     5          $   271
                                                                          =======          =======          =======



The accompanying notes are an integral part of these statements.

                                PFS BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES

    In May 2001, the Board of Directors of Peoples Federal Savings Bank ("Peoples" or the "Savings Bank") adopted an overall plan of conversion and reorganization (the "Plan") whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all the Savings Bank's outstanding stock to a newly formed holding company, PFS Bancorp, Inc. (the "Corporation"). The conversion to the stock form of ownership was completed in October 2001, culminating in the Corporation's issuance of 1,551,293 common shares.

    The Savings Bank conducts a general banking business in southeastern Indiana which primarily consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer, and nonresidential purposes. Peoples' profitability is significantly dependent on its net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Peoples can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

    The following is a summary of significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

    1.  Principles of Consolidation
        ---------------------------

    The consolidated financial statements include the accounts of the Corporation and its subsidiary, Peoples. All significant intercompany balances and transactions have been eliminated.

    2.  Investment Securities
        ---------------------

    The Corporation accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are to be carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or shareholders' equity, respectively.

    Realized gains and losses on sales of securities are recognized using the specific identification method.

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    3.  Loans Receivable
        ----------------

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

    4.  Loan Origination Fees
        ---------------------

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

    5.  Allowance for Loan Losses
        -------------------------

    It is the Savings Bank's policy to provide valuation allowances for estimated losses on loans based on past loss experience, trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current and anticipated economic conditions in the primary lending area. When the collection of a loan becomes doubtful, or otherwise troubled, the Savings Bank records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Major loans and major lending areas are reviewed periodically to determine potential problems at an early date. The allowance for loan losses is increased by charges to earnings and decreased by charge-offs (net of recoveries).

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

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    5. Allowance for Loan Losses (continued)
       -------------------------

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

    At December 31, 2002 and 2001 and June 30, 2001, the Savings Bank had no loans that were defined as impaired under SFAS No. 114.

    6.  Office Premises and Equipment
        -----------------------------

    Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided primarily using the straight-line and declining balance methods over the useful lives of the assets, generally estimated to be thirty years for the building and building improvements and five to seven years for furniture and equipment. An accelerated depreciation method is used for tax reporting purposes.

    7.  Real Estate Acquired through Foreclosure
        ----------------------------------------

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

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    8.  Income Taxes
        ------------

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

    The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees and costs, deferred compensation, general loan loss allowances and the percentage of earnings bad debt deduction. Additionally, a temporary difference is recognized for depreciation utilizing accelerated methods for federal income tax purposes.

    9.  Benefit Plans
        -------------

    In conjunction with the Conversion, the Corporation implemented an Employee Stock Ownership Plan ("ESOP"). The ESOP provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given year. Expense related to the ESOP totaled approximately $182,000 for the year ended December 31, 2002 and $157,000 for the six months ended December 31, 2001.

    The Corporation also has a Recognition and Retention Plan ("RRP"). Subsequent to the offering of common shares by the Corporation, the RRP purchased 60,835 shares of its common stock in the open market. Common stock awarded under the RRP vests ratably over a five year period, commencing with the date of the award. A provision of $30,000 related to the RRP was charged to operations in 2002.

    The Savings Bank funds its defined benefit pension plan through participation in the Pentegra Defined Benefit Plan (the "Plan"). The Savings Bank is required to fund pension costs accrued. Contributions to the Plan were not required during any periods in 2002 or 2001 due to the Plan's overfunded status. The provision for pension expense is computed by the Plan's actuaries utilizing the projected unit credit cost method and assuming a 7.5% return on Plan assets. The Savings Bank is not required to disclose separate actuarial information due to the Plan's classification as a multi-employer pension plan.

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    9. Benefit Plans (continued)
       -------------

    The Savings Bank has a 401(k) savings plan for its employees. All employees are eligible and receive matching contributions from the Savings Bank at a predetermined rate. Expense recognized in connection with the 401(k) savings plan totaled approximately $9,000 for the year ended December 31, 2002, $4,000 for the six month period ended December 31, 2001 and $9,000 for the fiscal year ended June 30, 2001.

    Peoples has a profit sharing plan which provides for additional compensation to employees if the Savings Bank meets certain performance goals. The Savings Bank recorded expense totaling $13,000 for the profit sharing plan for the fiscal year ended June 30, 2001. No expense was recognized in connection with the profit sharing plan in any other period presented.

    The Savings Bank implemented a nonqualified Executive Officers and Directors Deferred Compensation Plan (the "Compensation Plan") during fiscal 2001, which provides for the payment of benefits to its directors and certain officers upon termination of service with the Savings Bank, with full vesting in the Compensation Plan after ten years of service. The deferred compensation unfunded liability reflects the current value of the plan obligation based on a present value of providing a sum certain of $17,800 per year to each participant for ten years after retirement. The present value was determined using an interest rate of 5.5% and the relative time to retirement for each participant. The Savings Bank recorded expense totaling $48,000 for the Compensation Plan during the year ended December 31, 2002, $23,000 during the six months ended December 31, 2001 and $622,000 during the fiscal year ended June 30, 2001.

    Also, in April 2002, the Board of Directors adopted the PFS Bancorp, Inc. 2002 Stock Option Plan that provides for the issuance of 152,088 shares of authorized, but unissued shares of common stock at fair value at the date of grant. No options were granted in 2002.

    10.  Cash and Cash Equivalents
         -------------------------

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

    11.  Fair Value of Financial Instruments
         -----------------------------------

    SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments, both assets and liabilities, whether or not recognized in the statements of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    11. Fair Value of Financial Instruments (continued)
        -----------------------------------

    the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

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

                  Deposits: The fair values of deposits with no stated maturity, such as NOW accounts, passbook accounts and money market passbook accounts are deemed to approximate the amount payable on demand as of December 31, 2002 and 2001. The fair values for fixed-rate certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at December 31, 2002 and 2001, was not material.

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    11. Fair Value of Financial Instruments (continued)
        -----------------------------------

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:



                                                                        2002                         2001
                                                             CARRYING         FAIR         CARRYING         FAIR
                                                                VALUE        VALUE            VALUE        VALUE
                                                                                (In thousands)
    Financial assets
      Cash and cash equivalents                              $  5,225     $  5,225         $ 13,854     $ 13,854
      Investment securities designated as available for sale   15,142       15,142            5,953        5,953
      Investment securities held to maturity                      161          161              169          169
      Loans receivable - net                                   95,702       96,239           96,772      100,886
      Federal Home Loan Bank stock                                730          730              699          699
                                                             --------     --------         --------     --------
                                                             $116,960     $117,497         $117,447     $121,561
                                                              =======     ========         ========     ========

    Financial liabilities
      Deposits                                               $ 89,420     $ 90,457         $ 90,429     $ 92,229
      Advances from the Federal Home Loan Bank                  1,000        1,000               --           --
      Advances by borrowers for taxes and insurance                80           80               75           75
                                                             --------     --------         --------     --------

                                                             $ 90,500     $ 91,537         $ 90,504     $ 92,304
                                                             ========     ========         ========     ========



    12.  Advertising
         -----------

    Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $35,000 for the year ended December 31, 2002, $32,000 for the six months ended December 31, 2001 and $63,000 for the fiscal year ended June 30, 2001.

    13.  Earnings Per Share
         ------------------

    Basic earnings per share is computed based upon the weighted-average common shares outstanding during the period less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding, which gives effect to 97,336 unallocated ESOP shares, totaled 1,453,957 for year ended December 31, 2002.

    Diluted earnings per share is computed by taking into consideration common shares outstanding and dilutive potential common share equivalents. The Corporation had no dilutive or potentially dilutive securities during the year ended December 31, 2002.

    The provisions of SFAS No. 128, "Earnings Per Share," are not applicable to the fiscal year ended June 30, 2001 and the six month period ended December 31, 2001, as the Corporation completed its conversion from mutual to stock form in October 2001.

    14.  Reclassifications
         -----------------

    Certain prior year amounts have been reclassified to conform to the 2002 financial statement presentation.

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    15.  Effects of Recent Accounting Pronouncements
         -------------------------------------------

    In August 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective January 1, 2002, without material effect on the Corporation's financial condition or results of operations.

    In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have a material effect on the Corporation's financial condition or results of operations.

    The FASB issued SFAS No. 147, "Acquisitions of Certain Financial
    Institutions: An amendment of FASB Statements No. 72 and 144 and FASB Interpretation No 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," except for transactions between mutual enterprises. SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. The adoption of SFAS No. 147 did not have a material impact on the Corporation's financial position or results of operations.

    In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. SFAS No. 148 is not expected to have a material effect on the Corporation's financial position or results of operations.

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

     15. Effects of Recent Accounting Pronouncements (continued)
         -------------------------------------------

     In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Corporation is currently evaluating the impact of FIN 46 and expects no material effect on its financial statements.


NOTE B - INVESTMENT SECURITIES

     Amortized cost and estimated fair values of investment securities at December 31 are summarized as follows:

                                          2002                   2001
                                              ESTIMATED              ESTIMATED
                                 AMORTIZED         FAIR  AMORTIZED        FAIR
                                      COST        VALUE       COST       VALUE
                                                  (In thousands)
     HELD TO MATURITY:
      Municipal obligations        $   161      $   161     $  169      $  169
                                   =======      =======     ======      ======
     AVAILABLE FOR SALE:
      FHLMC stock                  $    20      $ 1,226     $   20      $1,366
      Corporate debt securities     13,787       13,916      4,597       4,587
                                   -------      -------     ------      ------
         Total available for sale  $13,807      $15,142     $4,617      $5,953
                                   =======      =======     ======      ======

    At both December 31, 2002 and 2001, the market value appreciation of the Savings Bank's investment securities available for sale in excess of amortized cost was $1.3 million, consisting solely of gross unrealized gains at December 31, 2002, and consisting of $1.4 million in gross unrealized gains and $37,000 of gross unrealized losses at December 31, 2001.

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE B - INVESTMENT SECURITIES

    The amortized cost and estimated fair value of corporate debt securities, by contractual terms to maturity, are shown below at December 31, 2002.

                                                                     ESTIMATED
                                                 AMORTIZED                FAIR
                                                      COST               VALUE

    Due within one year                            $ 7,634             $ 7,613
    Due after one through three years                4,291               4,398
    Due after three through five years               1,862               1,905
                                                   -------             -------
                                                   $13,787             $13,916
                                                   =======             =======

    Municipal obligations are scheduled to mature ratably over the next 16 years.

    Proceeds from sales of investments securities totaled $349,000 during fiscal year ended June 30, 2001, resulting in gross unrealized gains of $344,000.


NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at December 31 was as follows:

                                                    2002                2001
                                                         (In thousands)

    Residential real estate
      One-to-four family                           $72,964             $73,001
      Multi-family                                   3,659               3,090
    Nonresidential real estate                      13,051              13,837
    Consumer and other loans                         7,728               8,206
                                                   -------             -------
                                                    97,402              98,134
    Less:
      Undisbursed loans in process                     894                 563
      Deferred loan origination fees                    42                  80
      Allowance for loan losses                        764                 719
                                                   -------             -------

                                                   $95,702             $96,772
                                                   =======             =======

    As depicted above, the Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $75.7 million, or 79%, of the total loan portfolio at December 31, 2002, and $75.5 million, or 78%, of the total loan portfolio at December 31, 2001. Customarily, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southeastern Indiana, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE C - LOANS RECEIVABLE (continued)

    In the ordinary course of business, the Savings Bank has granted loans to some of its officers, directors, and their related interests. In the opinion of management, such loans are within applicable regulatory lending limitations and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was approximately $399,000 and $536,000 at December 31, 2002 and 2001, respectively.


NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses is summarized as follows:

                                     YEAR ENDED    SIX MONTHS ENDED   YEAR ENDED
                                    DECEMBER 31,      DECEMBER 31,     JUNE 30,
                                        2002              2001           2001
                                                     (In thousands)

    Beginning balance                   $ 719            $ 691           $ 627
    Provision for losses on loans          92               48             156
    Charge-off of loans                   (59)             (20)           (130)
    Recoveries                             12               --              38
                                        -----            -----           -----
    Ending balance                      $ 764            $ 719           $ 691
                                        =====            =====           =====


    As of December 31, 2002, the Savings Bank's allowance for loan losses was solely general in nature, which is includible as a component of regulatory risk-based capital.

    At December 31, 2002 and 2001 and June 30, 2001, the Savings Bank's nonperforming loans totaled approximately $901,000, $1.8 million and $1.1 million, respectively. Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $20,000 for the year ended December 31, 2002, $86,000 for the six months ended December 31, 2001, and $32,000 for the fiscal year ended June 30, 2001.


NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment are comprised of the following at December 31:

                                             2002                     2001
                                                     (In thousands)

    Land and improvements                   $  107                   $  107
    Buildings and improvements               1,326                    1,278
    Furniture and equipment                  1,064                      874
    Automobiles                                 26                       26
                                            ------                   ------
                                             2,523                    2,285
      Less accumulated depreciation
        and amortization                     1,353                    1,216
                                            ------                   ------
                                            $1,170                   $1,069
                                            ======                   ======

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE F - DEPOSITS

    Deposits consist of the following major classifications at December 31:



    DEPOSIT TYPE AND WEIGHTED-
    AVERAGE INTEREST RATE                                                           2002                  2001
                                                                                          (In thousands)

    Non-interest bearing accounts                                                 $  2,671              $    822
    NOW accounts
      2002 - 1.08%                                                                  14,834
      2001 - 1.31%                                                                                        15,982
    Savings Passbooks
      2002 - 1.49%                                                                   9,519
      2001 - 1.50%                                                                                         9,540
    Super Savers
      2002 - 1.73%                                                                   7,163
      2001 - 1.72%                                                                                         6,877
                                                                                  --------              --------
    Total demand, transaction and
      passbook deposits                                                             34,187                33,221

    Certificates of deposit
      Original maturities of:
        Less than 12 months
          2002 - 2.14%                                                               5,711
          2001 - 3.40%                                                                                     3,829
        12 months to 24 months
          2002 - 2.96%                                                              20,481
          2001 - 4.43%                                                                                    17,113
        24 months to 36 months
          2002 - 4.48%                                                              11,560
          2001 - 6.13%                                                                                     7,759
        More than 36 months
          2002 - 4.78%                                                               1,580
          2001 - 5.45%                                                                                     8,042
      Individual retirement
        2002 - 4.54%                                                                 9,117
        2001 - 5.44%                                                                                       9,155
      Jumbo
        2002 - 3.10%                                                                 6,784
        2001 - 5.04%                                                                                      11,310
                                                                                  --------              --------

    Total certificates of deposit                                                   55,233                57,208
                                                                                  --------              --------

    Total deposit accounts                                                        $ 89,420              $ 90,429
                                                                                  ========              ========



    At December 31, 2002 and 2001, the Savings Bank had certificate of deposit accounts with balances in excess of $100,000 totaling approximately $13.7 million and $26.4 million, respectively.

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE F - DEPOSITS (continued)

    Interest expense on deposits is summarized as follows:



                                                               YEAR ENDED       SIX MONTHS ENDED       YEAR ENDED
                                                              DECEMBER 31,        DECEMBER 31,          JUNE 30,
                                                                  2002               2001                2001
                                                                                (In thousands)
    Passbook, NOW and money market
      passbook                                                  $   494            $   356             $   722
    Certificates of deposit                                       2,404              1,670               4,053
                                                                -------            -------             -------
                                                                $ 2,898            $ 2,026             $ 4,775
                                                                =======            =======             =======



    Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

                                        2002            2001
                                            (In thousands)

    Less than six months              $21,926         $12,803
    Six months to one year             18,867          29,672
    One year to three years            13,299          13,380
    Three years or more                 1,141           1,353
                                      -------         -------
                                      $55,233         $57,208
                                      =======         =======


NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at December 31, 2002 by pledges of certain residential mortgage loans totaling $1.5 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                            MATURING
                            FISCAL YEAR
    INTEREST RATE           ENDING IN         2002          2001
                                                 (In thousands)

       1.62%                   2004          $1,000        $ --
                                             ======        ====

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE H - INCOME TAXES

    The provision for income taxes differs from that computed at the statutory corporate tax rate for the periods ended as follows:


                                                               YEAR ENDED    SIX MONTHS ENDED    YEAR ENDED
                                                              DECEMBER 31,     DECEMBER 31,       JUNE 30,
                                                                  2002             2001             2001
                                                                             (In thousands)

    Federal income taxes computed at 34% statutory rate          $ 502            $ 112            $ 437
    Increase (decrease) in taxes resulting from:
      Dividends received deduction                                  (4)              (2)              (4)
      Tax exempt interest                                           (3)              (2)              (3)
      State income taxes                                           160               53              110
      Other                                                        (31)             (13)              (2)
                                                                 -----            -----            -----
    Income tax provision per financial statements                $ 624            $ 148            $ 538
                                                                 =====            =====            =====
    Effective income tax rate                                     42.2%            45.0%            41.8%
                                                                 =====            =====            =====


    The composition of the Corporation's net deferred tax asset (liability) at December 31 is as follows:

    TAXES (PAYABLE) REFUNDABLE ON TEMPORARY                  2002          2001
    DIFFERENCES AT STATUTORY RATE:                             (In thousands)

    DEFERRED TAX ASSETS:
      Stock benefit plans                                    $  10        $  --
      Deferred compensation                                    236          219
      General loan loss allowance                              267          245
      Charitable contribution carryforward                      98           --
                                                              ----         ----
         Total deferred tax assets                             611          464

    DEFERRED TAX LIABILITIES:
      Difference between book and tax depreciation             (61)         (77)
      Deferred loan origination costs                           (2)          --
      Percentage of earnings bad debt deduction                 --          (20)
      Unrealized gains on securities available for sale       (454)        (454)
      State income taxes                                       (38)         (31)
                                                              ----         ----
         Total deferred tax liabilities                       (555)        (582)
                                                              ----         ----
         Net deferred tax asset (liability)                  $  56        $(118)
                                                             =====        =====


    Prior to 1997, the Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2002, includes approximately $1.3 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $400,000.

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE H - INCOME TAXES (continued)

    Pursuant to legislation enacted in 1996, the Savings Bank was required to recapture as taxable income approximately $670,000 of its tax bad debt reserve, which represented the post-1987 additions to the reserve, and will be unable to utilize the percentage of earnings method to compute its bad debt deduction in the future. The Savings Bank had provided deferred taxes for this amount and completed the six-year amortization of the recapture of the bad debt reserve into taxable income in 2001.


NOTE I - LOAN COMMITMENTS

    The Savings Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Savings Bank's involvement in such financial instruments.

    The Savings Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Savings Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

    At December 31, 2002, the Savings Bank had outstanding commitments of approximately $1.3 million to originate loans. Additionally, the Savings Bank was obligated under unused lines of credit for home equity loans totaling $1.5 million and unused lines of credit under commercial loans totaling $2.7 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2002, and will be funded from normal cash flow from operations and borrowings as necessary.


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

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE J - REGULATORY CAPITAL (continued)

    The minimum capital standards of the OTS generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as shareholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) generally equal to 4.0% of adjusted total assets, except for those associations with the highest examination rating and acceptable levels of risk. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one- to four-family residential loans carry a risk-weighted factor of 50%.

    During 2002, the Savings Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the following tables.

    As of December 31, 2002 and 2001, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.


                                                 AS OF DECEMBER 31, 2002
                                                                                     TO BE "WELL-
                                                                                  CAPITALIZED" UNDER
                                                         FOR CAPITAL               PROMPT CORRECTIVE
                                  ACTUAL               ADEQUACY PURPOSES          ACTION PROVISIONS
                            ----------------          ------------------          ------------------
                             AMOUNT    RATIO           AMOUNT    RATIO             AMOUNT      RATIO
                                                   (Dollars in thousands)

    Tangible capital        $19,450    17.4%        >/=$1,674   >/=1.5%         >/=$5,580    >/=  5.0%

    Core capital            $19,450    17.4%        >/=$4,464   >/=4.0%         >/=$6,696    >/=  6.0%

    Risk-based capital      $20,755    29.3%        >/=$5,674   >/=8.0%         >/=$7,092    >/= 10.0%





                                                    AS OF DECEMBER 31, 2001
                                                                                     TO BE "WELL-
                                                                                  CAPITALIZED" UNDER
                                                         FOR CAPITAL               PROMPT CORRECTIVE
                                 ACTUAL                ADEQUACY PURPOSES          ACTION PROVISIONS
                            ----------------          ------------------          ------------------
                             AMOUNT    RATIO           AMOUNT    RATIO             AMOUNT     RATIO
                                                   (Dollars in thousands)

    Tangible capital        $19,476    17.3%        >/=$1,688   >/=1.5%         >/=$5,627    >/=  5.0%

    Core capital            $19,476    17.3%        >/=$4,502   >/=4.0%         >/=$6,752    >/=  6.0%

    Risk-based capital      $20,195    28.6%        >/=$5,663   >/=8.0%         >/=$7,078    >/= 10.0%


                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE J - REGULATORY CAPITAL (continued)

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


NOTE K - CORPORATE REORGANIZATION AND CONVERSION TO STOCK FORM

    In May 2001, the Savings Bank's Board of Directors adopted an overall plan of conversion and reorganization (the "Plan") whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all the Savings Bank's outstanding stock to a newly formed holding company, PFS Bancorp, Inc. Pursuant to the Plan, as amended, PFS Bancorp, Inc. offered for sale up to 1.7 million common shares at $10.00 per share to its depositors, members of the community and a newly formed Employee Stock Ownership Plan ("ESOP"). The stock offering was completed on October 11, 2001, culminating in the sale of 1,520,875 common shares and the receipt of $13.4 million of net equity capital. The Plan further provided for the PFS Bancorp, Inc. issuance of 30,418 shares to the PFS Charitable Foundation. Accordingly, the Corporation recorded a charge to operations totaling $304,000 for the six months ended December 31, 2001.

    At the completion of the conversion to stock form, a liquidation account was established in the amount of retained earnings contained in the final offering circular. The liquidation account will be maintained for the benefit of eligible savings account holders who maintain deposit accounts in the Savings Bank after conversion. In the event of a complete liquidation (and only in such event), each eligible member will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted balance of deposit accounts held, before any liquidation distribution may be made with respect to common stock. Except for the repurchase of stock and payment of dividends by the Savings Bank, the existence of the liquidation account will not restrict the use or application of such retained earnings.

    The Savings Bank may not declare, pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause retained earnings to be reduced below either the amount required for the liquidation account or the regulatory capital requirements of SAIF insured institutions.

                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE L - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC.

    The following condensed financial statements summarize the financial position of the Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the year ended December 31, 2002 and the period ended December 31, 2001.

                                PFS BANCORP, INC.
                        STATEMENTS OF FINANCIAL CONDITION
                           December 31, 2002 and 2001
                                 (In thousands)



     ASSETS                                                                           2002               2001

    Interest-bearing deposits in Peoples Federal Savings Bank                       $     191         $     93
    Interest-bearing deposits in other financial institutions                           1,248            1,424
    Investment securities                                                               4,818            4,587
    Loan receivable from ESOP                                                             973            1,095
    Investment in Peoples Federal Savings Bank                                         20,307           20,396
    Prepaid expenses and other                                                             31              159
    Prepaid income taxes                                                                   --               86
    Deferred income taxes                                                                  86                3
                                                                                    ---------         --------

          Total assets                                                              $  27,654         $ 27,843
                                                                                    =========         ========

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Accrued expenses and other liabilities                                          $      25         $      7
    Accrued income taxes                                                                   32               --
                                                                                    ---------          -------
          Total liabilities                                                                57                7

    Shareholders' equity
      Common stock and additional paid-in capital                                      14,987           14,947
      Retained earnings                                                                13,723           13,102
      Shares acquired by stock benefit plans                                           (1,994)          (1,095)
      Unrealized gains on securities designated as available for sale, net                881              882
                                                                                    ---------         --------
          Total shareholders' equity                                                   27,597           27,836
                                                                                    ---------         --------

          Total liabilities and shareholders' equity                                $  27,654         $ 27,843
                                                                                    =========         ========


                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE L - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC. (continued)

                                PFS BANCORP, INC.
                            STATEMENTS OF OPERATIONS
                                 (In thousands)



                                                                             YEAR ENDED                PERIOD ENDED
                                                                            DECEMBER 31,               DECEMBER 31,
                                                                               2002                        2001

    Revenue
      Interest income                                                        $   254                     $  58
      Equity in earnings of Peoples Federal Savings Bank                         801                       124
                                                                             -------                     -----
          Total revenue                                                        1,055                       182

    General and administrative expenses                                          151                       312
                                                                             -------                     -----

    Earnings (loss) before income taxes (credits)                                904                      (130)

    Income taxes (credits)                                                        51                       (86)
                                                                             -------                     -----

          NET EARNINGS (LOSS)                                                $   853                     $ (44)
                                                                             =======                     =====


                                PFS BANCORP, INC.

                 Year ended December 31, 2002, six months ended
              December 31, 2001 and fiscal year ended June 30, 2001


NOTE L - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC. (continued)

                                PFS BANCORP, INC.
                            STATEMENTS OF CASH FLOWS
                                 (In thousands)



                                                                                 YEAR ENDED            PERIOD ENDED
                                                                                DECEMBER 31,           DECEMBER 31,
                                                                                   2002                   2001

    Cash provided by (used in) operating activities:
      Net earnings (loss) for the period                                        $    853              $    (44)
      Adjustments to reconcile net earnings (loss) to net
      cash provided by (used in) operating activities
        Amortization of premiums and discounts on investment securities - net         18                   (13)
        Issuance of shares to PFS Charitable Foundation                               --                   304
        Equity in earnings of Peoples Federal Savings Bank                          (801)                 (124)
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets                                          128                  (159)
          Prepaid income taxes                                                       118                   (86)
          Deferred income taxes                                                      (98)                   (3)
          Other liabilities                                                           18                     7
                                                                                --------              --------
          Net cash provided by (used in) operating activities                        236                  (118)

    Cash flows provided by (used in) investing activities:
      Purchase of Peoples Federal Savings Bank common stock                           --                (7,306)
      Purchase of investment securities                                          (16,204)               (4,584)
      Proceeds from maturity of investment securities                             16,000                    --
      Loan disbursements to ESOP                                                      --                (1,217)
      Proceeds from repayments on loan to ESOP                                       122                   122
                                                                                --------              --------
          Net cash used in investing activities                                      (82)              (12,985)

    Cash flows provided by (used in) financing activities:
      Proceeds from issuance of common stock - net                                    --                14,620
      Dividends paid on common stock                                                (232)                   --
                                                                                --------              --------
          Net cash provided by (used in) financing activities                       (232)               14,620
                                                                                --------              --------

    Net increase (decrease) in cash and cash equivalents                             (78)                1,517

    Cash and cash equivalents at beginning of period                               1,517                    --
                                                                                --------              --------

    Cash and cash equivalents at end of period                                  $  1,439              $  1,517
                                                                                ========              ========



    Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During 2002 and 2001, the Savings Bank did not distribute dividends to the Corporation.


NOTE M - SUBSEQUENT EVENT

    In March 2003, the Corporation repurchased for treasury 77,565 shares of its common stock at an aggregate cost of $1.3 million.

                                PFS Bancorp, Inc.

                        DIRECTORS AND EXECUTIVE OFFICERS
================================================================================



               PFS BANCORP, INC. AND PEOPLES FEDERAL SAVINGS BANK

                                    DIRECTORS
                                    ---------




         Robert L. Laker                                       Dale R. Moeller
         Chairman of the Board                                 Director

         Mel E. Green                                          Carl E. Petty
         Director, President and Chief Executive Officer       Director

         Gilbert L. Houze                                      Jack D. Tandy
         Director and Vice Chairman of the Board               Director and Secretary


                               EXECUTIVE OFFICERS
                               ------------------



         Mel E. Green                                          Stuart M. Suggs
         President and                                         Corporate Treasurer,
         Chief Executive Officer                               Vice President and
                                                               Chief Financial Officer


                                PFS BANCORP, INC.

                  BANKING LOCATIONS AND STOCKHOLDER INFORMATION
================================================================================



                                BANKING LOCATIONS

         PFS Bancorp, Inc. is an Indiana-incorporated thrift holding company conducting business through its wholly-owned subsidiary, Peoples Federal Savings Bank. Peoples Federal Savings Bank is a federally- chartered, SAIF-insured stock savings bank operating through three offices in southeast Indiana.

                                   MAIN OFFICE
                                   -----------

                          Second and Bridgeway Streets
                              Aurora, Indiana 47001


                                 BRANCH OFFICES
                                 --------------

   330 Industrial Access Road                              705 E. Main Street
   Rising Sun, Indiana 47040                               Vevay, Indiana 47043


                                 ANNUAL MEETING

         The Annual Meeting of Stockholders of PFS Bancorp will be held on May 1, 2003, at 3:00 p.m., Eastern Daylight Savings Time, at PFS Bancorp's main office located at Second and Bridgeway Streets, Aurora, Indiana.

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