Form 10KSB, Exhibit 13
period 2003-12-31
PFS BANCORP INC
filed 2004-03-30
CIK 1143330

EXHIBIT 13




                               [PFS BANCORP LOGO]















                                PFS BANCORP, INC.






                               2003 ANNUAL REPORT

                                 TO STOCKHOLDERS


                                TABLE OF CONTENTS
===================================================================================================================

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

Report of Independent Certified Public Accountants.............................................................14

Consolidated Statements of Financial Condition.................................................................15

Consolidated Statements of Earnings............................................................................16

Consolidated Statements of Comprehensive Income................................................................17

Consolidated Statements of Shareholders' Equity................................................................18

Consolidated Statements of Cash Flows..........................................................................19

Notes to Consolidated Financial Statements.....................................................................21

Directors and Executive Officers...............................................................................44

Banking Locations and Stockholder Information..................................................................45


                               PRESIDENT'S LETTER

Dear Shareholders,

We are pleased to present the third Annual Report of PFS Bancorp, Inc.

In connection with our conversion to a stock company, we changed our fiscal reporting year from June 30th to December 31st. As a result, this is the first year that our consolidated financial statements, as a stock company, reflect our financial results for two calendar year periods. This allows for better and easier reading of comparative numbers.

Net earnings for the year ended December 31, 2003, totaled $827,000, a decrease of $26,000, or 3%, compared to the $853,000 of record net earnings recorded for the year ended December 31, 2002. Diluted earnings per share amounted to $.60 for 2003, compared to $.59 in 2002. The slight drop in net earnings can be attributed primarily to the prevailing low interest rate environment. The resulting decline in net interest margin has affected our financial performance as well as most of our financial institution peers.

Our assets at December 31, 2003 totaled $118.3 million, representing a decrease of $763,000, or 0.6%, compared to December 31, 2002 levels. While total assets dropped, the loan portfolio had experienced growth of $4.6 million or 4.8% to a record high of $100.3 million. The totals of the loan portfolio are further enhanced by the fact that it is made up of $84.4 million or 82.3% in adjustable rate loans. While we believe these numbers look good we are looking for even better growth in 2004. Shareholders' equity at December 31, 2003 totaled a solid $26.9 million or 22.8%, representing the highest capital to assets ratio of any financial institution headquartered in southeastern Indiana.

Apparently, the investment community appreciates our efforts to date. At December 31, 2003, our share price had climbed to $19.65, representing a 26.4% increase over the December 31, 2002 closing price. We have continued to enhance stockholder value by paying a 7.5 cent per share dividend in each quarter of 2003 and through a 5% stock repurchase representing 77,565 shares of our common stock in March 2003. This stock repurchase was announced and completed on the same day at approximately $1.77 per share below book value.

As we continue to grow, we pledge to do our best to maintain your trust. This pledge has been carried forward since the establishment of Peoples in 1887. We have a long and proud legacy to live up to. Our goal has always been to maintain a stable and secure financial institution that provides quality service to our customers while offering competitive rates on our loans and deposits. The key to meeting that goal is, as it always has been, the performance of our employees, who have over 400 years of combined banking experience.

Since our conversion and the formation of PFS Bancorp, we have continued to take actions to increase the value of your investment, which includes searching for quality loans and investments to enhance profitability. We will continue to explore other means to enhance shareholder value. We are encouraged by our progress to date and look forward to building on our successes.

I wish to thank our directors, officers and employees for their support and their continued service and dedication to PFS Bancorp and the Bank. We have made many changes in the past three years and I feel we have just begun to see the potential of PFS. I would also like to thank you as investors for your overwhelming support and confidence in our stock.

Sincerely,

/s/ Mel E. Green
----------------
Mel E. Green

President and Chief Executive Officer

                                PFS BANCORP, INC.

                          BUSINESS OF PFS BANCORP, INC.

===============================================================================


         PFS Bancorp, Inc., an Indiana corporation ("PFS Bancorp" or the "Corporation"), is a unitary savings and loan holding company which owns all of the outstanding common shares of Peoples Federal Savings Bank ("Peoples" or the "Bank"), a federally chartered savings bank.

         Founded in 1887, Peoples is a community and customer oriented stock savings bank organized under the laws of the United States. Peoples conducts business out of its main office located in Aurora, Indiana and two branch offices in Rising Sun and Vevay, Indiana. Peoples' business consists principally of attracting deposits from the general public and using those funds to originate loans secured by one-to-four-family residential real estate, multi-family real estate and non-residential real estate, as well as consumer loans. Peoples' profitability depends primarily on its net interest income, which is the difference between the income it receives on loans and other assets and its cost of funds, which consists of the interest paid on deposits and borrowings. At December 31, 2003, PFS Bancorp had total assets of $118.3 million, deposits of $88.3 million and total shareholders' equity of $26.9 million.

         PFS Bancorp is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"), as its primary federal regulator, and the Federal Deposit Insurance Corporation (the "FDIC"), which administers the Savings Association Insurance Fund. The FDIC insures deposits in Peoples up to applicable limits.

                                PFS BANCORP, INC.

                           MARKET PRICE OF PFS BANCORP
                  COMMON SHARES AND RELATED STOCKHOLDER MATTERS
===============================================================================

         PFS Bancorp's common shares have been listed on the Nasdaq National Market ("Nasdaq") since October 11, 2001, under the symbol "PBNC." Presented below are the high and low trading prices for PFS Bancorp's common shares as well as related dividends for the two year period from January 1, 2002 to December 31, 2003. Such prices do not include retail financial markups, markdowns or commissions. Information relating to prices has been obtained from Nasdaq.

   QUARTER ENDED:                       HIGH        LOW       DIVIDENDS

   2003
   December 31, 2003.............     $20.50       $17.75      $  .075
   September 30, 2003............      18.00        16.88         .075
   June 30, 2003.................      17.80        15.88         .075
   March 31, 2003................      16.46        15.18         .075

   2002
   December 31, 2002.............      16.06        14.43         .050
   September 30, 2002............      17.60        15.26         .050
   June 30, 2002.................      15.95        14.05         .050
   March 31, 2002................      14.36        13.25           --

         As of March 26, 2004, PFS Bancorp had 1,473,728 common shares outstanding held of record by approximately 330 stockholders. The number of stockholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

                                PFS BANCORP, INC.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
===============================================================================

         The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the Consolidated Financial Statements and related notes, appearing elsewhere herein.

                                                                                           AT DECEMBER 31,
                                                                                 ---------------------------------
                                                                                      2003                2002
                                                                                 -------------        ------------
                                                                                        (Dollars In Thousands)
         SELECTED BALANCE SHEET DATA:
         Total assets........................................................      $118,273           $119,036
         Cash and cash equivalents(1)........................................         5,187              5,225
         Investment securities available for sale............................        10,016             15,142
         Investment securities held to maturity..............................           152                161
         Loans receivable-net ...............................................       100,293             95,702
         Deposits............................................................        88,328             89,420
         Borrowings..........................................................         2,000              1,000
         Shareholders' equity................................................        26,922             27,597
         Full service offices................................................             3                  3

                                                                                              YEAR ENDED
                                                                                             DECEMBER 31,
                                                                                   -------------------------------
                                                                                      2003                2002
                                                                                   -----------        ------------
                                                                               (In thousands, except per share data)
         SELECTED OPERATING DATA:
         Total interest income..................................................     $5,747              $6,840
         Total interest expense.................................................      1,922               2,900
                                                                                      -----               -----
         Net interest income....................................................      3,825               3,940
         Provision for losses on loans..........................................         52                  92
                                                                                    -------             -------
         Net interest income after provision
           for losses on loans..................................................      3,773               3,848
         Total other income.....................................................        398                 336
         Total general, administrative and other
           expense..............................................................      2,780               2,707
                                                                                      -----               -----
         Earnings before income taxes...........................................      1,391               1,477
         Income taxes...........................................................        564                 624
                                                                                     ------             -------

         Net earnings...........................................................     $  827              $  853
                                                                                     ======             =======

         Earnings per share

           Basic................................................................     $  .60              $  .59
                                                                                     ======              ======
           Diluted..............................................................     $  .60              $  .59
                                                                                     ======              ======

                                PFS BANCORP, INC.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
================================================================================

                                                                                      AT OR FOR THE YEAR ENDED
                                                                                           DECEMBER 31,
                                                                                   -------------------------------
                                                                                       2003                2002
                                                                                   -----------         -----------
SELECTED OPERATING RATIOS(2):

PERFORMANCE RATIOS:
Return on average assets...............................................                 .70%                   .71%
Return on average equity...............................................                3.09                   3.08
Equity to assets at end of period......................................               22.76                  23.18
Interest rate spread(3)................................................                2.67                   2.50
Net interest margin(3).................................................                3.28                   3.33
Average interest-earning assets to average
  interest-bearing liabilities.........................................              136.92                 134.11
Net interest income after provision for
  losses on loans to total general,
  administrative and other expense.....................................              135.72                 142.15
Total general, administrative and other
  expense to average total assets......................................                2.34                   2.25
Dividend payout ratio..................................................               50.00                  25.42

ASSET QUALITY RATIOS:
Non-performing loans to total loans
  at end of period(4)..................................................                 .95%                   .93%
Non-performing assets to total assets
  at end of period(4)..................................................                 .96                    .95
Allowance for loan losses to total loans
  at end of period.....................................................                 .75                    .78
Allowance for loan losses to total
  non-performing loans at end of
  period(4)............................................................               79.48                  84.79

CAPITAL RATIOS:
Tangible capital ratio.................................................               18.2 %                 17.4 %
Core capital ratio.....................................................               18.2                   17.4
Risk-based capital ratio...............................................               31.2                   29.3



----------------------
(1) Consists of cash and short-term interest-bearing deposits in other financial institutions.

(2) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods and are annualized where appropriate.

(3) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4) Non-performing loans consist of non-accrual loans and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.

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

         Historically, Peoples' business has consisted primarily of originating single-family real estate loans secured by property in its market area. Peoples' loans are primarily funded by deposits. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial real estate, construction and consumer loans. To a significantly lesser extent, Peoples also offers multi-family, non-residential, commercial and consumer and other loans.

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

CRITICAL ACCOUNTING POLICIES

         Certain of the Corporation's accounting policies are important to the portrayal of the Corporation's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances that could affect these judgments include, but without limitation, changes in interest rates, changes in the performance of the economy or changes in the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses. If management were to underestimate the allowance for loan losses, earnings could be reduced in the future as a result of greater than expected net loan losses. Overestimations of the required allowance could result in future increases in income, as loan loss recoveries increase or provisions for losses on loans decrease.

                                PFS BANCORP, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
===============================================================================


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


                                                                                          YEAR ENDED DECEMBER 31,
                                                                      -------------------------------------------------------------
                                                                                 2003                               2002
                                                                      ------------------------------  -----------------------------
                                                AT DECEMBER 31, 2003
                                                --------------------                      AVERAGE                        AVERAGE
                                                           YIELD/    AVERAGE               YIELD/    AVERAGE              YIELD/
                                                 BALANCE    RATE     BALANCE  INTEREST      RATE     BALANCE   INTEREST    RATE
                                                 -------  -------    -------  --------   ---------  --------   --------  --------
                                                                                 (Dollars In thousands)
INTEREST-EARNING ASSETS:
  Loans receivable, net(1)....................  $100,293   5.03%  $  97,021    $5,269      5.43%   $ 96,013    $6,246     6.51%
  Investment securities.......................    10,926   2.95      13,166       402      3.05      11,873       409      3.44
  Deposits in other financial institutions(2).     4,332   0.93       6,365        76      1.19      10,532       185      1.76
                                                --------   ----   ---------    ------      ----    --------    ------      ----
       Total interest-earning assets..........   115,551   4.68     116,552     5,747      4.93     118,418     6,840      5.78

  Non-interest-earning assets.................     2,722              2,143                           2,102
                                               ---------          ---------                       ---------
       Total assets...........................  $118,273           $118,695                        $120,520
                                               =========          =========                       =========

INTEREST-BEARING LIABILITIES:

  Deposits....................................  $ 83,150   1.74   $  84,950     1,919      2.26   $  88,178     2,898      3.29
  FHLB advances...............................     2,000   1.75         175         3      1.71         123         2      1.63
                                                --------   ----    --------     -----     -----   ---------     -----      ----
       Total interest-bearing liabilities.....    85,150   1.74      85,125     1,922      2.26      88,301     2,900      3.28
                                                           ----                 -----      ----                 -----      ----
  Non-interest-bearing liabilities............     6,201              6,790                           4,431
                                               ---------          ---------                       ---------
       Total liabilities......................    91,351             91,915                          92,732
  Total equity(3).............................    26,922             26,780                          27,788
                                                --------           --------                        --------
       Total liabilities and equity...........  $118,273           $118,695                        $120,520
                                                 =======            =======                         =======
  Net interest-earning assets.................  $ 30,401           $ 31,427                        $ 30,117
                                                ========           ========                        ========
  Net interest income.........................                                 $3,825                          $3,940
                                                                               ======                          ======
  Interest rate spread........................             2.94%                           2.67%                           2.50%
                                                           ====                            ====                            ====
  Net interest margin.........................                                             3.20%                           3.33%
                                                                                           ====                            ====
  Average interest-earning assets to average
   interest bearing liabilities...............                                           136.92%                         134.11%
                                                                                         ======                          ======

----------------------

(1) Includes nonaccruing loans. Interest income on loans receivable includes amortized loan fees.
(2) Includes interest-bearing demand deposits and other interest-bearing deposits.
(3) Includes accumulated other comprehensive income.

                                PFS BANCORP, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
===============================================================================


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

                                                                    YEAR ENDED DECEMBER 31, 2003
                                                                        VS DECEMBER 31, 2002
                                                    -----------------------------------------------------
                                                       INCREASE (DECREASE) DUE TO
                                                    -------------------------------        TOTAL INCREASE
                                                     YIELD/RATE         VOLUME                (DECREASE)
                                                    ------------     --------------         -------------
                                                                     (In Thousands)
  INTEREST-EARNING ASSETS:
  Loans receivable, net............................. $(1,043)            $  66               $  (977)
  Investment securities.............................     (49)               42                    (7)
  Deposits in other financial institutions..........     (49)              (60)                 (109)
                                                      ------              ----                ------
         Total......................................  (1,141)               48                (1,093)

INTEREST-BEARING LIABILITIES:

  Deposits..........................................    (877)             (102)                 (979)
  Borrowings........................................      -                  1                     1
                                                      ------              ----                ------
         Total......................................    (877)             (101)                 (978)
                                                      ------              ----                ------
  Increase (decrease) in net interest income........ $  (264)            $ 149               $  (115)
                                                      ======              ====                ======

                                       8

                                PFS BANCORP, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
===============================================================================


CHANGES IN FINANCIAL CONDITION FROM DECEMBER 31, 2002 TO DECEMBER 31, 2003

         Total assets amounted to $118.3 million at December 31, 2003, a decrease of $763,000, or .6%, compared to December 31, 2002. The decrease in assets consisted primarily of a $5.1 million decrease in investment securities, which was partially offset by a $4.6 million increase in loans receivable.

         Investment securities totaled $10.2 million at December 31, 2003, a decrease of $5.1 million, or 33.6%, from December 31, 2002 levels. The decrease resulted primarily from maturities and sales of $31.9 million and $3.0 million respectively, which were partially offset by purchases totaling $30.0 million during the year. The average yield on investment securities was 3.05% for 2003.

         Loans receivable increased by $4.6 million, or 4.8%, during the year ended December 31, 2003, to a total of $100.3 million. Loan disbursements amounted to $40.1 million and were partially offset by principal payments of $35.5 million. During the year ended December 31, 2003, loan originations were comprised of $25.0 million in loans secured by one- to four-family residential real estate, $8.4 million in loans secured by commercial and nonresidential real estate and $6.7 million in consumer and other loans.

         The allowance for loan losses totaled $771,000 and $764,000 at December 31, 2003 and 2002, respectively. Nonperforming and impaired loans totaled $1.5 million and $1.4 million at December 31, 2003 and 2002, respectively. The allowance for loan losses represented 51.9% and 53.8% of nonperforming and impaired loans as of December 31, 2003 and 2002, respectively. The allowance represented approximately .75% and .78% of the total loan portfolio at December 31, 2003 and 2002, respectively. At December 31, 2003, nonperforming and impaired loans were comprised of $923,000 in loans secured by one- to four-family residential real estate, $514,000 in loans secured by nonresidential real estate and $47,000 in commercial, consumer and other loans. Although management believes that its allowance for loan losses at December 31, 2003, was sufficient to cover known and inherent losses in the portfolio based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

         Deposits totaled $88.3 million at December 31, 2003, a decrease of $1.1 million, or 1.2% from December 31, 2002 levels. While management generally strives to maintain a moderate level of growth in deposits through marketing and pricing strategies, the current low interest rate environment contributed to the reduction in deposits as depositors sought alternative investments. Such decrease was offset by a $1.0 million increase in advances from the Federal Home Loan Bank.

         Shareholders' equity amounted to $26.9 million at December 31, 2003, a decrease of $675,000, or 2.4%, from December 31, 2002 levels. The decrease resulted primarily from the Corporation's $1.3 million repurchase of its common stock for treasury through a 5% stock repurchase program, which was initiated and completed during the quarter ended March 31, 2003. The decrease was also attributable to payment of dividends of $449,000, which was partially offset by net earnings of $827,000 and an increase of $251,000 attributable to the amortization effects of a distribution of shares in connection with the Company's Recognition and Retention Plan and the Employee Stock Ownership Plan.

                                PFS BANCORP, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
===============================================================================


COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

         GENERAL. Net earnings amounted to $827,000 for the year ended December 31, 2003, compared to $853,000 for the year ended December 31, 2002. The decrease in earnings of $26,000, or 3.0%, was due primarily to a $115,000 decrease in net interest income and a $73,000 increase in general, administrative and other expense, which were partially offset by a $40,000 decrease in the provision for losses on loans, a $62,000 increase in other income, and a $60,000 decrease in income taxes.

         NET INTEREST INCOME. Total interest income amounted to $5.7 million for the year ended December 31, 2003, compared to $6.8 million for the year ended December 31, 2002. The decrease of $1.1 million, or 16.0%, was primarily due to a decrease of $977,000, or 15.6%, in interest income on loans, as a result of a 108 basis point decrease in the average yield on loans, which was partially offset by a $1.0 million, or 1.0%, increase in the average balance of loans outstanding year to year. The decrease in the average yield, from 6.51% in the year ended December 31, 2002 to 5.43% in the year ended December 31, 2003 primarily reflects a decrease in market rates.

         Interest expense decreased by $978,000, or 33.7%, to $1.9 million for the year ended December 31, 2003, compared to $2.9 million for the year ended December 31, 2002. Such decrease reflects a decline in interest expense on deposits. Interest expense on deposits decreased by $979,000, or 33.8%, due primarily to a decrease in the average rate paid from 3.29% for the year ended December 31, 2002 to 2.26% for the year ended December 31, 2003 and by a $3.2 million, or 3.7%, decrease in the average balance of deposits outstanding year to year. The decrease in the rate paid reflects a decrease in market rates. Interest expense on borrowings increased by $1,000, or 50.0%, due primarily to an increase in the average balance outstanding as the Bank increased its level of borrowings during 2003.

         As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $115,000, or 2.9%, to $3.8 million for the year ended December 31, 2003, compared to $3.9 million for the year ended December 31, 2002. The interest rate spread increased from 2.50% for the year ended December 31, 2002 to 2.67% for the year ended December 31, 2003, while the net interest margin decreased from 3.33% in 2002 to 3.28% in 2003. The average interest-earning assets to average interest-bearing liabilities increased from 134.11% to 136.92% from year to year.

         PROVISION FOR LOSSES ON LOANS. As a result of an analysis of historical experience, the volume and type of lending conducted by the Savings Bank, the status of past due principal and interest payments, general market conditions, particularly as such conditions relate to the Savings Bank's market area, and other factors related to the collectibility of the Savings Bank's loan portfolio, management elected to record a provision for losses on loans totaling $52,000 for the year ended December 31, 2003 compared to the $92,000 provision for the year ended December 31, 2002. The current provision was predicated primarily upon the growth in the loan portfolio, including an increase in loans secured by both residential and nonresidential real estate during the year, the level of loan charge-offs during 2003, as well as an increase in nonperforming loans. There can be no assurance that the loan loss allowance will be sufficient to cover losses on nonperforming assets in the future.

                                PFS BANCORP, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
===============================================================================

         OTHER INCOME. Other income amounted to $398,000 for the year ended December 31, 2003, an increase of $62,000, or 18.5%, compared to $336,000 for the year ended December 31, 2002. The increase was primarily due to an $80,000 increase in other operating income, consisting primarily of service charges on checking accounts and a $10,000 gain on sale of real estate acquired through foreclosure, which were offset by a $28,000 loss on sale of investment securities.

         GENERAL, ADMINISTRATIVE AND OTHER EXPENSE. General, administrative and other expense increased by $73,000, or 2.7%, to $2.8 million for the year ended December 31, 2003. Employee compensation and benefits increased by $113,000, or 7.8%, due primarily to a $36,000, or 3.6%, increase in compensation expense and a $69,000, or 32.5%, increase in expenses of the stock benefit plans. Specifically, the expense associated with the Employee Stock Ownership Plan increased by $28,000, due primarily to the increase in the fair value of the common shares. The expense related to the Recognition and Retention Plan increased by $41,000, as the 2002 expense reflected only a partial year, from the date shares under this plan were awarded, while 2003 reflects expense for a full year. Occupancy and equipment expense increased by $81,000, or 27.1%, due primarily to an increase in real estate taxes and an increase in depreciation resulting from the purchase of computer equipment in the second half of 2002. The provision for losses on real estate acquired through foreclosure increased by $39,000, or 195.0%, reflecting a decrease in the appraised value of such property. These increases were partially offset by a decrease in data processing expense of $134,000, or 36.9%, due to a realization of lower data processing costs following the data conversion in 2002, and a decrease in other operating expense of $21,000, or 4.0%, to $502,000 for the year ended December 31, 2003 compared to $523,000 for the year ended December 31, 2002.

         INCOME TAX. The provision for income taxes totaled $564,000 for the year ended December 31, 2003, a decrease of $60,000, or 9.6%, from the $624,000 recorded for the year ended December 31, 2002. The decrease in income taxes was due primarily to an $86,000, or 5.8%, decrease in pre-tax earnings. The Company's effective tax rates were 40.5% and 42.2% for the years ended December 31, 2003 and 2002, respectively.

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

                                PFS BANCORP, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
===============================================================================


         QUALITATIVE ANALYSIS. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Our fixed-rate loans help our profitability if interest rates are stable or declining since these loans have yields that exceed the cost of funds. At December 31, 2003, $18.2 million, or 17.7%, of the total loan portfolio consisted of fixed-rate loans. If interest rates increase, however, we would have to pay more on our deposits and new borrowings, which would adversely affect our interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, we have focused primarily on marketing adjustable-rate mortgage loans as well as shorter term commercial real estate and consumer loans. At December 31, 2003, $84.3 million, or 82.3% of the total loan portfolio, consisted of adjustable-rate loans.

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

         The following tables present Peoples' net portfolio value as of December 31, 2003 and 2002.

                                DECEMBER 31, 2003
                               NET PORTFOLIO VALUE
------------------------------------------------------------------------------------------------------
                                                    ESTIMATED
                CHANGE IN                            NPV AS A                         CHANGE AS A
             INTEREST RATES        ESTIMATED        PERCENTAGE          AMOUNT         PERCENTAGE
             (BASIS POINTS)           NPV           OF ASSETS          OF CHANGE        OF ASSETS
             --------------       ----------     ----------------     -----------   ------------------
                             (Dollars in thousands)

                  +300              $21,223            18.69%          $(3,196)         (203)bp
                  +200               22,864            19.79            (1,555)          (93)bp
                  +100               24,006            20.51              (413)          (21)bp
                     0               24,419            20.72                --               --
                  -100               24,407            20.63               (12)           (9)bp



                                DECEMBER 31, 2002
                               NET PORTFOLIO VALUE
-------------------------------------------------------------------------------------------------------
                                                     ESTIMATED
                CHANGE IN                             NPV AS A                          CHANGE AS A
             INTEREST RATES        ESTIMATED         PERCENTAGE           AMOUNT         PERCENTAGE
             (BASIS POINTS)          NPV             OF ASSETS          OF CHANGE        OF ASSETS
             --------------       -----------     ----------------    ------------- -------------------
                             (Dollars in thousands)
                  +300               $21,360            18.80%          $(545)          (13)bp
                  +200                22,001            19.17              96             24bp
                  +100                22,066            19.13             161             20bp
                     0                21,905            18.93              --              --
                  -100                21,821            18.78             (84)          (15)bp



         Net portfolio values are not provided by the OTS for a decrease of 200 or 300 basis points.

                                PFS BANCORP, INC.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
===============================================================================


LIQUIDITY AND CAPITAL RESOURCES

         Peoples maintains cash and liquid investments in corporate debt securities, municipal obligations and other securities to meet loan commitments and other funding needs.

         The following table sets forth information regarding Peoples' obligations and commitments to make future payments under contract as of December 31, 2003.

                                                                 PAYMENTS DUE BY PERIOD
                                                  ----------------------------------------------------------------
                                                    LESS                                   MORE
                                                    THAN          1-3          3-5         THAN
                                                   1 YEAR        YEARS        YEARS       5 YEARS      TOTAL
                                                   ------        -----        -----       -------    ---------
                                                                           (In thousands)

Contractual obligations:
 Advances from the Federal Home Loan Bank         $  2,000     $     -      $     -           $-     $  2,000
 Certificates of deposit                            37,706       13,414        1,013           -       52,133

Amount of commitments expiration per period
 Commitments to originate loans:
    One- to four-family residential loans              877           -            -            -          877
    Non-residential real estate loans                2,352           -            -            -        2,352
    Undisbursed loans in process                     1,361           -            -            -        1,361
    Home equity/commercial lines of credit           5,431           -            -            -        5,431
    Letters of credit                                   12           -            -            -           12
                                                   -------      -------      -------           --     -------
         Total contractual obligations            $ 49,739     $ 13,414     $  1,013          $-     $ 64,166
                                                    ======       ======        =====           ==      ======

         Peoples anticipates that it will have sufficient funds available to meet its current loan commitments. Based upon historical deposit flow data, Peoples' competitive pricing in its market and management's experience, management believes that a significant portion of maturing certificates of deposit will remain with Peoples.

         Liquidity management is both a daily and long-term function of Peoples' management strategy. In the event that Peoples should require funds beyond its ability to generate them internally, additional funds are available through the use of FHLB advances, and also may be available through sales of securities, although no sales of securities are planned.

         Peoples is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At December 31, 2003, Peoples exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 18.2%, 18.2% and 31.2%, respectively.

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

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
PFS Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of PFS Bancorp, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PFS Bancorp, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
----------------------
Cincinnati, Ohio
March 3, 2004

                                PFS BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           December 31, 2003 and 2002
                        (In thousands, except share data)

         ASSETS                                                                        2003               2002
                                                                                     --------           --------
Cash and due from banks                                                              $    855           $    819
Interest-bearing deposits in other financial institutions                               4,332              4,406
                                                                                     --------           --------
         Cash and cash equivalents                                                      5,187              5,225

Investment securities designated as available for sale -
  at market                                                                            10,016             15,142
Investment securities held to maturity - at amortized cost, which
  approximates market                                                                     152                161
Loans receivable - net                                                                100,293             95,702
Office premises and equipment - at depreciated cost                                     1,065              1,170
Real estate acquired through foreclosure                                                  169                228
Federal Home Loan Bank stock - at cost                                                    758                730
Accrued interest receivable                                                               395                446
Prepaid expenses and other assets                                                         126                176
Prepaid income taxes                                                                       20                 -
Deferred income taxes                                                                      92                 56
                                                                                     --------           --------
         Total assets                                                                $118,273           $119,036
                                                                                     ========           ========


         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits                                                                             $ 88,328           $ 89,420
Advances from the Federal Home Loan Bank                                                2,000              1,000
Advances by borrowers for taxes and insurance                                              63                 80
Accrued interest payable                                                                   12                 26
Other liabilities                                                                         948                883
Accrued income taxes                                                                       -                  30
                                                                                     --------           --------
         Total liabilities                                                             91,351             91,439

Commitments                                                                                -                  -

Shareholders' equity
  Preferred stock, 5,000,000 shares authorized, $.01 par value;
    no shares issued                                                                       -                  -
  Common stock - 10,000,000 shares authorized, $.01 par value;
    1,551,293 shares issued                                                                16                 16
  Additional paid-in capital                                                           15,029             14,971
  Retained earnings - restricted                                                       14,101             13,723
  Less 77,565 shares of treasury stock - at cost                                       (1,282)                -
  Shares acquired by stock benefit plans                                               (1,801)            (1,994)
  Accumulated other comprehensive income - unrealized gains on
    securities designated as available for sale, net of related tax effects               859                881
                                                                                     --------           --------
         Total shareholders' equity                                                    26,922             27,597
                                                                                     --------           --------

         Total liabilities and shareholders' equity                                  $118,273           $119,036
                                                                                     ========           ========

The accompanying notes are an integral part of these statements.

                                PFS BANCORP, INC.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                 For the years ended December 31, 2003 and 2002
                        (In thousands, except share data)

                                                                                       2003               2002
                                                                                     --------           --------
Interest income

  Loans                                                                              $  5,269           $  6,246
  Investment securities                                                                   402                409
  Interest-bearing deposits and other                                                      76                185
                                                                                      -------             ------
         Total interest income                                                          5,747              6,840

Interest expense

  Deposits                                                                              1,919              2,898
  Borrowings                                                                                3                  2
                                                                                     --------           --------
         Total interest expense                                                         1,922              2,900
                                                                                        -----           --------

         Net interest income                                                            3,825              3,940

Provision for losses on loans                                                              52                 92
                                                                                     --------           --------

         Net interest income after provision for losses on loans                        3,773              3,848

Other income

  Gain on sale of real estate acquired through foreclosure                                 10                  -
  Loss on sale of investment securities                                                   (28)                 -
  Other operating                                                                         416                336
                                                                                     --------           --------
         Total other income                                                               398                336

General, administrative and other expense
  Employee compensation and benefits                                                    1,559              1,446
  Occupancy and equipment                                                                 380                299
  Data processing                                                                         229                363
  Federal deposit insurance premiums                                                       51                 56
  Provision for losses on real estate acquired through
    foreclosure                                                                            59                 20
  Other operating                                                                         502                523
                                                                                     --------           --------
         Total general, administrative and other expense                                2,780              2,707
                                                                                     --------           -------
         Earnings before income taxes                                                   1,391              1,477

Income taxes
  Current                                                                                 528                798
  Deferred                                                                                 36               (174)
                                                                                     --------           --------
         Total income taxes                                                               564                624
                                                                                     --------           --------
         NET EARNINGS                                                                $    827           $    853
                                                                                     ========           ========
         EARNINGS PER SHARE
           Basic                                                                     $    .60           $    .59
                                                                                          ===                ===
           Diluted                                                                   $    .60           $    .59
                                                                                          ===                ===

The accompanying notes are an integral part of these statements.

                                PFS BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                 For the years ended December 31, 2003 and 2002
                                 (In thousands)

                                                                                       2003               2002
                                                                                     --------           --------

Net earnings                                                                             $827               $853

Other comprehensive income (loss), net of tax:
  Unrealized holding losses on securities during
    the year, net of tax benefits of $21 for the year
    ended December 31, 2003                                                               (40)                (1)

  Reclassification adjustment for realized losses included
    in earnings, net of tax benefits of $10 in 2003                                        18                  -
                                                                                         ----                 --
Comprehensive income                                                                     $805               $852
                                                                                          ===                ===

Accumulated comprehensive income                                                         $859               $881
                                                                                          ===                ===

The accompanying notes are an integral part of these statements.

                                PFS BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 For the years ended December 31, 2003 and 2002
                        (In thousands, except share data)

                                                                                               SHARES    UNREALIZED
                                                                                              ACQUIRED  GAINS (LOSSES)
                                                                                                BY     ON SECURITIES
                                                               ADDITIONAL                      STOCK    DESIGNATED AS
                                                        COMMON  PAID-IN   RETAINED  TREASURY  BENEFIT  SHARES AVAILABLE
                                                        STOCK   CAPITAL   EARNINGS   SHARES    PLANS      FOR SALE         TOTAL
                                                       -------- --------  --------  -------- -------- -----------------   -------

Balance at January 1, 2002                               $16   $14,931    $13,102     $    -    $(1,095)       $882        $27,836

Amortization of expense related to stock benefit plan      -        40          -          -        122           -            162
Purchase of shares for stock benefit plan                  -         -          -          -     (1,021)          -         (1,021)
Net earnings for the year ended December 31, 2002          -         -        853          -          -           -            853
Cash dividends of $.15 per share                           -         -       (232)         -          -           -           (232)
Unrealized losses on securities designated as available
  for sale, net of related tax effects                     -         -          -          -          -          (1)            (1)
                                                          --   -------    -------      ------    -------       -----        -------

Balance at December 31, 2002                              16    14,971     13,723           -     (1,994)       881         27,597

Amortization of expense related to stock benefit plan      -        58          -           -        193          -            251
Purchase of treasury shares                                -         -          -      (1,282)         -          -         (1,282)
Net earnings for the year ended December 31, 2003          -         -        827           -          -          -            827
Cash dividends of $.30 per share                           -         -       (449)          -          -          -           (449)
Unrealized losses on securities designated as available
  for sale, net of related tax effects                     -         -          -           -          -        (22)           (22)
                                                          --   -------    -------      ------     ------        ----        -------

Balance at December 31, 2003                             $16   $15,029    $14,101     $(1,282)   $(1,801)       $859       $26,922
                                                          ==    ======     ======      ======     ======         ===        ======

The accompanying notes are an integral part of these statements.

                                PFS BANCORP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the years ended December 31, 2003 and 2002
                                 (In thousands)

                                                                                       2003               2002
                                                                                     --------           --------
Cash flows from operating activities:
  Net earnings for the year                                                          $    827           $    853
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premium on investment securities                                       80                 70
    Amortization of deferred loan origination fees                                        (61)               (74)
    Amortization expense of stock benefit plan                                            251                162
    Gain on sale of real estate acquired through foreclosure                              (10)                 -
    Dividends on Federal Home Loan Bank stock                                             (28)                 -
    Loss on sale of investment securities                                                  28                  -
    Depreciation                                                                          189                137
    Provision for losses on loans                                                          52                 92
    Provision for losses on real estate acquired through foreclosure                       59                 20
    Deferred compensation liability                                                        52                 48
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                                          51                (49)
      Prepaid expenses and other assets                                                    50               (144)
      Other liabilities                                                                    13                 83
      Accrued interest payable                                                            (14)                (9)
      Income taxes
        Current                                                                           (50)               229
        Deferred                                                                          (25)              (174)
                                                                                     --------           --------
         Net cash provided by operating activities                                      1,464              1,244

Cash flows provided by (used in) investing activities:

  Proceeds from maturities of investment securities                                    31,937             17,350
  Proceeds from sale of investment securities                                           3,001                  -
  Principal repayments on investment securities                                             9                  8
  Purchase of investment securities designated as available for sale                  (29,953)           (26,610)
  Loan principal repayments                                                            35,516             29,639
  Loan disbursements                                                                  (40,145)           (28,816)
  Purchase of office premises and equipment                                               (84)              (238)
  Proceeds from sale of real estate acquired through foreclosure                           57                 82
  Purchase of Federal Home Loan Bank stock                                                 -                 (31)
                                                                                     --------           --------
         Net cash provided by (used in) investing activities                              338             (8,616)

Cash flows provided by (used in) financing activities:

  Net decrease in deposits                                                             (1,092)            (1,009)
  Proceeds from Federal Home Loan Bank advances                                         4,500              1,000
  Repayment of Federal Home Loan Bank advances                                         (3,500)                 -
  Advances by borrowers for taxes and insurance                                           (17)                 5
  Dividends paid on common stock                                                         (449)              (232)
  Purchase of treasury shares                                                          (1,282)                 -
  Shares acquired by stock benefit plans                                                    -             (1,021)
                                                                                     --------           --------
         Net cash used in financing activities                                         (1,840)            (1,257)
                                                                                     --------           --------

Net decrease in cash and cash equivalents                                                 (38)            (8,629)

Cash and cash equivalents at beginning of year                                          5,225             13,854
                                                                                     ---------          --------

Cash and cash equivalents at end of year                                             $  5,187           $  5,225
                                                                                     ========           ========


                                PFS BANCORP, INC.

                 For the years ended December 31, 2003 and 2002
                                 (In thousands)

                                                                         2003                  2002
                                                                       --------              --------


Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Income taxes                                                       $   697               $   553
                                                                       =======               =======

    Interest on deposits and borrowings                                $ 1,936               $ 2,909
                                                                       -------               -------

Supplemental disclosure of noncash investing activities:
  Unrealized losses on securities designated as available
    for sale, net of related tax effects                               $   (40)              $    (1)
                                                                       -------               -------

  Transfers from loans to real estate acquired through
    foreclosure                                                        $    47               $   259
                                                                       =======               =======



The accompanying notes are an integral part of these statements.

                                PFS BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     Years ended December 31, 2003 and 2002

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

    2.  Investment Securities
        ---------------------

    The Corporation accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments in debt and equity securities be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are to be carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Securities designated as available for sale are carried at fair value with resulting unrealized gains or losses recorded to shareholders' equity.

    Realized gains and losses on sales of securities are recognized using the specific identification method.

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

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

                     Years ended December 31, 2003 and 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    5. Allowance for Loan Losses (continued)
       -------------------------

    A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Savings Bank considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Savings Bank's investment in multi-family and nonresidential loans, and its evaluation of impairment thereof, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value.

    It is the Savings Bank's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

    The Savings Bank's impaired loan information was as follows at December 31:

                                                          2003           2002
                                                          ----           ----
                                                             (In thousands)

    Impaired loans with related allowance                 $ --           $ --
    Impaired loans with no related allowance               514            519
                                                          ----           ----

          Total impaired loans                            $514           $519
                                                          ====           ====

    Average balance of impaired loans                     $517           $521
    Interest income recognized on impaired loans          $ 25           $ 27

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

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

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

    The Corporation's principal temporary differences between pretax financial income and taxable income result primarily from the different methods of accounting for deferred loan origination fees and costs, deferred compensation, charitable contributions carryforwards and the general loan loss allowance. Additionally, a temporary difference is recognized for depreciation utilizing accelerated methods for federal income tax purposes.

    9.  Benefit Plans
        -------------

    The Corporation has an Employee Stock Ownership Plan ("ESOP") that provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given year. Expense related to the ESOP totaled approximately $210,000 and $182,000 for the years ended December 31, 2003 and 2002, respectively.

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    9. Benefit Plans (continued)
       -------------

    The Corporation also has a Recognition and Retention Plan ("RRP"). Subsequent to the offering of common shares by the Corporation, the RRP purchased 60,835 shares of the Corporation's common stock in the open market. During 2002, 21,294 shares were awarded to members of the Board of Directors and certain members of management. Common stock awarded under the RRP vests ratably over a five year period, commencing with the date of the award. A provision of $71,000 and $30,000 related to the RRP was charged to operations for the years ended December 31, 2003 and 2002, respectively.

    The Savings Bank funds its defined benefit pension plan through participation in the Pentegra Defined Benefit Plan (the "Plan"). The Savings Bank is required to fund pension costs accrued. Contributions to the Plan were not required during the year ended December 31, 2002, due to the Plan's overfunded status. The Savings Bank made a $6,000 contribution in 2003 due to the Plan's funding requirements. The provision for pension expense is computed by the Plan's actuaries utilizing the projected unit credit cost method and assuming a 7.5% return on Plan assets. The Savings Bank is not required to disclose separate actuarial information due to the Plan's classification as a multi-employer pension plan.

    The Savings Bank has a 401(k) savings plan for its employees. All employees are eligible and receive matching contributions from the Savings Bank at a predetermined rate. Expense recognized in connection with the 401(k) savings plan totaled approximately $11,000 and $9,000 for the years ended December 31, 2003 and 2002, respectively.

    The Savings Bank has a nonqualified Executive Officers and Directors Deferred Compensation Plan (the "Compensation Plan"), which provides for the payment of benefits to its directors and certain officers upon termination of service with the Savings Bank, with full vesting in the Compensation Plan after ten years of service. The deferred compensation unfunded liability reflects the current value of the plan obligation based on a present value of providing a sum certain of $17,800 per year to each participant for ten years after retirement. The present value was determined using an interest rate of 7.5% and the relative time to retirement for each participant. The Savings Bank recorded expense totaling $52,000 and $48,000 for the Compensation Plan during the years ended December 31, 2003 and 2002, respectively.

    10.  Stock Option Plan
         -----------------

    In April 2002, the Board of Directors adopted the PFS Bancorp, Inc. 2002 Stock Option Plan (the "Plan") that provides for the issuance of 152,088 shares of authorized, but unissued shares of common stock at fair value at the date of grant. No options were granted in 2002. Stock options were granted in June 2003 for 62,228 shares at an exercise price equal to fair value of $16.85. The Plan provides that one-fifth of the options granted become exercisable on each of the first five anniversaries of the date of grant and each option has an exercise period of ten years from the exercisable date.

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    10. Stock Option Plan (continued)
        -----------------

    The Corporation accounts for the Plan in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

    The Corporation applies APB Opinion No. 25 and related Interpretations in accounting for the Plan. Accordingly, no compensation cost had been recognized for the Plan. Had compensation cost for the Plan been determined based on the fair value at the grant date for awards under the Plan consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:



                                                                                                    YEAR ENDED
                                                                                                 DECEMBER 31, 2003
                                                                                                 -----------------

         Net earnings (In thousands)                        As reported                                $ 827
                                   Stock-based compensation, net of tax                                  (14)
                                                                                                       -----

                                                              Pro-forma                                $ 813
                                                                                                       =====

         Earnings per share
         Basic                                              As reported                                $ .60
                                   Stock-based compensation, net of tax                                 (.02)
                                                                                                       -----

                                                              Pro-forma                                $ .58
                                                                                                       =====

           Diluted                                          As reported                                $ .60
                                   Stock-based compensation, net of tax                                 (.02)
                                                                                                       -----

                                                              Pro-forma                                $ .58
                                                                                                       =====



The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants during 2003: dividend yield of 1.7%; expected volatility of 15.8%; a risk-free interest rate of 3.4%; and an expected life of ten years for all grants.

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    10. Stock Option Plan (continued)
        -----------------

    A summary of the status of the Plan as of and for the year ended December 31, 2003 is presented below:

                                                                    WEIGHTED-
                                                                     AVERAGE
                                                                    EXERCISE
                                                        SHARES       PRICE
                                                        ------      --------

    Outstanding at beginning of year                        --      $    --
    Granted                                             62,228        16.85
    Exercised                                               --           --
    Forfeited                                               --           --
                                                        ------      -------
    Outstanding at end of year                          62,228      $ 16.85
                                                        ======      =======

    Options exercisable at year-end                         --      $    --
                                                        ======      =======

    Weighted-average fair value of options granted
      during the year                                               $  3.82
                                                                    =======

    The following information applies to options outstanding at December 31, 2003:

    Number outstanding                                               62,228
    Range of exercise prices                                        $ 16.85
    Weighted-average exercise price                                 $ 16.85
    Weighted-average remaining contractual life                   9.5 years

    11.  Cash and Cash Equivalents
         -------------------------

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

    12.  Fair Value of Financial Instruments
         -----------------------------------

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

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    12. Fair Value of Financial Instruments (continued)
        -----------------------------------

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

                  Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential, multi-family residential and nonresidential real estate. These categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality. For loans on deposit accounts, and consumer and other loans, fair values were deemed to equal the historic carrying values.

                  Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

                  Deposits: The fair values of deposits with no stated maturity, such as NOW accounts, passbook accounts and money market passbook accounts are deemed to approximate the amount payable on demand as of December 31, 2003 and 2002. The fair values for fixed-rate certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

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

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The difference between the fair value and notional amount of outstanding loan commitments at December 31, 2003 and 2002, was not material.

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    12. Fair Value of Financial Instruments (continued)
        -----------------------------------

    Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:



                                                                                2003                         2002
                                                                       ----------------------      ----------------------
                                                                       CARRYING       FAIR         CARRYING        FAIR
                                                                        VALUE         VALUE         VALUE          VALUE
                                                                       --------      --------      --------      --------
                                                                                          (In thousands)

    Financial assets
      Cash and cash equivalents                                        $  5,187      $  5,187      $  5,225      $  5,225
      Investment securities designated as available for sale             10,016        10,016        15,142        15,142
      Investment securities held to maturity                                152           152           161           161
      Loans receivable - net                                            100,293       101,441        95,702        96,239
      Federal Home Loan Bank stock                                          758           758           730           730
                                                                       --------      --------      --------      --------

                                                                       $116,406      $117,554      $116,960      $117,497
                                                                       ========      ========      ========      ========

    Financial liabilities
           Deposits                                                    $ 88,328      $ 88,876      $ 89,420      $ 90,457
           Advances from the Federal Home Loan Bank                       2,000         2,000         1,000         1,000
           Advances by borrowers for taxes and insurance                     63            63            80            80
                                                                       --------      --------      --------      --------

                                                                       $ 90,391      $ 90,939      $ 90,500      $ 91,537
                                                                       ========      ========      ========      ========


    13.  Advertising
         -----------

    Advertising costs are expensed when incurred. The Corporation's advertising expense totaled $31,000 and $35,000 for the years ended December 31, 2003 and 2002, respectively.

    14.  Earnings Per Share
         ------------------

    Basic earnings per share is computed based upon the weighted-average common shares outstanding during the period, less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding gives effect to 86,632 and 97,336 unallocated ESOP shares as of December 31, 2003 and 2002, respectively.

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    14. Earnings Per Share (continued)
        ------------------

    Diluted earnings per share is computed by taking into consideration common shares outstanding and the dilutive effect of additional potential common shares issuable under the Company's stock option plan. The computations are as follows:


                                                                  FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                          ---------------------------------
                                                            2003                     2002
                                                          ---------               ---------

         Weighted-average common shares
           outstanding (basic)                            1,390,238               1,453,957
         Dilutive effect of assumed exercise
           of stock options                                      37                      --
                                                          ---------               ---------
         Weighted-average common shares
           outstanding (diluted)                          1,390,275               1,453,957
                                                          =========               =========



    The Corporation had no dilutive or potentially dilutive securities during the year ended December 31, 2002.

    15.  Reclassifications
         -----------------

    Certain prior year amounts have been reclassified to conform to the 2003 financial statement presentation.

    16.  Effects of Recent Accounting Pronouncements
         -------------------------------------------

    In June 2002, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. Management adopted SFAS No. 146 effective January 1, 2003, as required, without material effect on the Corporation's financial condition or results of operations.

    In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. Management adopted SFAS No. 148 effective January 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

    16. Effects of Recent Accounting Pronouncements (continued)
        -------------------------------------------

    In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Corporation has no variable interest entities. Management adopted FIN 46 effective July 1, 2003, without material effect on the Corporation's financial position or results of operations.

    In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which clarifies certain implementation issues raised by constituents and amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to include the conclusions reached by the FASB on certain FASB Staff Implementation Issues that, while inconsistent with Statement 133's conclusions, were considered by the Board to be preferable; amends SFAS No. 133's discussion of financial guarantee contracts and the application of the shortcut method to an interest-rate swap agreement that includes an embedded option and amends other pronouncements.

    The guidance in SFAS No. 149 is effective for new contracts entered into or modified after June 30, 2003 and for hedging relationships designated after that date. Management adopted SFAS No. 149 effective July 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

    In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 requires an issuer to classify certain financial instruments as liabilities, including mandatorily redeemable preferred and common stocks.

    SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and, with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003 (July 1, 2003 as to the Corporation). The effect of adopting SFAS No. 150 must be recognized as a cumulative effect of an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. Management adopted SFAS No. 150 effective July 1, 2003, as required, without material effect on the Corporation's financial position or results of operations.

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE B - INVESTMENT SECURITIES

    The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at December 31, 2003 and 2002, are as follows:



                                                                                       2003
                                                               ---------------------------------------------------
                                                                               GROSS         GROSS       ESTIMATED
                                                               AMORTIZED     UNREALIZED    UNREALIZED      FAIR
                                                                 COST          GAINS         LOSSES        VALUE
                                                               ---------     ----------    ----------    ---------
                                                                                  (In thousands)

    HELD TO MATURITY:
      Municipal obligations                                     $   152       $    --       $   --       $   152
                                                                =======       =======       ======       =======

    AVAILABLE FOR SALE:
      Corporate debt securities                                 $ 8,194       $   135       $    4       $ 8,325
      U. S. Government agency securities                            500            --           17           483
      FHLMC stock                                                    20         1,188           --         1,208
                                                                -------       -------       ------       -------

         Total investment securities available for sale         $ 8,714       $ 1,323       $   21       $10,016
                                                                =======       =======       ======       =======





                                                                                       2002
                                                               ---------------------------------------------------
                                                                               GROSS         GROSS       ESTIMATED
                                                               AMORTIZED     UNREALIZED    UNREALIZED      FAIR
                                                                 COST          GAINS         LOSSES        VALUE
                                                               ---------     ----------    ----------    ---------
                                                                                  (In thousands)

    HELD TO MATURITY:
      Municipal obligations                                     $   161       $    --       $   --       $   161
                                                                =======       =======       ======       =======

    AVAILABLE FOR SALE:
      Corporate debt securities                                 $12,446       $   124       $   --       $12,570
      U. S. Government agency securities                          1,341             5           --         1,346
      FHLMC stock                                                    20         1,206           --         1,226
                                                                -------       -------       ------       -------

         Total investment securities available for sale         $13,807       $ 1,335       $   --       $15,142
                                                                =======       =======       ======       =======



                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE B - INVESTMENT SECURITIES (continued)

    The amortized cost and estimated fair value of corporate debt and U. S. Government agency securities, by contractual terms to maturity, are shown below at December 31, 2003 and 2002.


                                                                  2003                               2002
                                                       --------------------------        ---------------------------
                                                                        ESTIMATED                          ESTIMATED
                                                       AMORTIZED          FAIR           AMORTIZED           FAIR
                                                         COST             VALUE            COST              VALUE
                                                       ---------        ---------        ---------         ---------

    Due within one year                                 $ 5,188          $ 5,219          $ 7,634          $ 7,613
    Due after one through three years                     2,506            2,609            4,291            4,398
    Due after three through five years                      500              497            1,862            1,905
    Due after five through ten years                        250              240               --               --
    Due after ten through fifteen years                     250              243               --               --
                                                        -------          -------          -------          -------
                                                        $ 8,694          $ 8,808          $13,787          $13,916
                                                        =======          =======          =======          =======



    Municipal obligations are scheduled to mature ratably over the next 15 years.

    Proceeds from sales of investment securities totaled $3.0 million during year ended December 31, 2003, resulting in gross realized losses of $28,000.

    The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2003:


                                                      LESS THAN 12 MONTHS
        DESCRIPTION OF                NUMBER OF             FAIR             UNREALIZED
          SECURITIES                 INVESTMENTS            VALUE              LOSSES
    --------------------------       -----------      -------------------    ----------
                                                     (Dollars in thousands)

    Corporate debt securities             6                $3,678              $  21
                                          =                ======              =====



    Management has the intent and ability to hold these securities for the foreseeable future. The decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates. At December 31, 2003, the Corporation had no investment securities that had been in an unrealized loss position for a period of greater than twelve months.

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE C - LOANS RECEIVABLE

    The composition of the loan portfolio at December 31 was as follows:

                                                         2003            2002
                                                       --------       --------
                                                           (In thousands)

    One- to four-family residential real estate        $ 74,663       $ 70,092
    Multi-family residential real estate                  2,168          2,490
    Construction                                          3,908          4,397
    Nonresidential real estate                           14,142         12,695
    Commercial                                            3,282          2,856
    Consumer and other loans                              4,343          4,872
                                                       --------       --------
                                                        102,506         97,402
    Less:

      Undisbursed loans in process                        1,361            894
      Deferred loan origination fees                         81             42
      Allowance for loan losses                             771            764
                                                       --------       --------

                                                       $100,293       $ 95,702
                                                       ========       ========

    As depicted above, the Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $76.8 million, or 77%, of the total loan portfolio at December 31, 2003, and $72.6 million, or 76%, of the total loan portfolio at December 31, 2002. Customarily, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southeastern Indiana, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

    In the ordinary course of business, the Savings Bank has granted loans to some of its executive officers, directors, and their related interests. In the opinion of management, such loans are within applicable regulatory lending limitations and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was approximately $146,000 and $128,000 at December 31, 2003 and 2002, respectively.

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE D - ALLOWANCE FOR LOAN LOSSES

    The activity in the allowance for loan losses for the years ended December 31 is summarized as follows:

                                                          2003          2002
                                                        -------       -------
                                                            (In thousands)

    Beginning balance                                   $   764       $   719
    Provision for losses on loans                            52            92
    Charge-off of loans                                     (47)          (59)
    Recoveries                                                2            12
                                                        -------       -------

    Ending balance                                      $   771       $   764
                                                        =======       =======

    As of December 31, 2003, the Savings Bank's allowance for loan losses was solely general in nature, which is includible as a component of regulatory risk-based capital.

    At December 31, 2003 and 2002, the Savings Bank's nonperforming loans totaled approximately $970,000 and $901,000, respectively. Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $30,000 and $20,000 for the years ended December 31, 2003 and 2002, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

    Office premises and equipment are comprised of the following at December 31:


                                                          2003          2002
                                                        -------       -------
                                                            (In thousands)


    Land and improvements                               $   107       $   107
    Buildings and improvements                            1,299         1,326
    Furniture and equipment                                 974         1,064
    Automobiles                                              19            26
                                                        -------       -------
                                                          2,399         2,523
      Less accumulated depreciation and amortization      1,334         1,353
                                                        -------       -------

                                                        $ 1,065       $ 1,170
                                                        =======       =======

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE F - DEPOSITS

    Deposits consist of the following major classifications at December 31:



    DEPOSIT TYPE AND WEIGHTED-
    AVERAGE INTEREST RATE                             2003                  2002
                                                   ---------             ---------
         (In thousands)

    Non-interest bearing accounts                  $   5,178              $  2,671
    NOW accounts
      2003 - 0.46%                                     7,525
      2002 - 1.08%                                                          14,834
    Savings accounts
      2003 - 0.50%                                     9,604
      2002 - 1.49%                                                           9,519
    Super Savers
      2003 - 0.75%                                    13,888
      2002 - 1.73%                                                           7,163
                                                   ---------             ---------
    Total demand, transaction and
      passbook deposits                               36,195                34,187

    Certificates of deposit
      Original maturities of:
        Less than 12 months
          2003 - 1.28%                                 3,616
          2002 - 2.14%                                                       5,711
        12 months to 24 months
          2003 - 2.15%                                23,653
          2002 - 2.96%                                                      20,481
        24 months to 36 months
          2003 - 3.55%                                 9,540
          2002 - 4.48%                                                      11,560
        More than 36 months
          2003 - 4.16%                                 1,716
          2002 - 4.78%                                                       1,580
      Individual retirement
        2003 - 3.21%                                   8,384
        2002 - 4.54%                                                         9,117
      Jumbo
        2003 - 2.31%                                   5,224
        2002 - 3.10%                                                         6,784
                                                   ---------             ---------

    Total certificates of deposit                     52,133                55,233
                                                   ---------             ---------

    Total deposits                                 $  88,328             $  89,420
                                                   =========             =========



    At December 31, 2003 and 2002, the Savings Bank had certificate of deposit accounts with balances in excess of $100,000 totaling approximately $13.8 million and $13.7 million, respectively.

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE F - DEPOSITS (continued)

    Interest expense on deposits for the years ended December 31 is summarized as follows:


                                                                               2003                 2002
                                                                             -------               -------
                                                                                     (In thousands)

    Savings, NOW and super savers                                            $   271               $   494
    Certificates of deposit                                                    1,648                 2,404
                                                                             -------               -------

                                                                             $ 1,919               $ 2,898
                                                                             =======               =======



    Maturities of outstanding certificates of deposit at December 31 are summarized as follows:


                                                                               2003                 2002
                                                                             -------               -------
                                                                                     (In thousands)
    Less than six months                                                     $20,942               $21,926
    Six months to one year                                                    16,764                18,867
    One year to three years                                                   13,414                13,299
    Three years or more                                                        1,013                 1,141
                                                                             -------               -------

                                                                             $52,133               $55,233
                                                                             =======               =======



NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank, collateralized at December 31, 2003 by pledges of certain residential mortgage loans totaling $2.9 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:


                                     MATURING
                                    YEAR ENDING
INTEREST RATE                       DECEMBER 31,                              2003                    2002
-------------                       ------------                              ----                    ----
                                                                                    (In thousands)
    1.62%                               2003                                 $    --               $ 1,000
    1.75%                               2004                                   2,000                    --
                                                                             -------               -------

                                                                             $ 2,000               $ 1,000
                                                                             =======               =======


                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE H - INCOME TAXES

    The provision for income taxes differs from that computed at the statutory corporate tax rate at December 31 as follows:



                                                                      2003                 2002
                                                                      -----                -----
                                                                             (In thousands)


    Federal income taxes computed at 34% statutory rate               $ 473                $ 502
    Increase (decrease) in taxes resulting from:
      Dividends received deduction                                       (5)                  (4)
      Tax exempt interest                                                (3)                  (3)
      State income taxes - net of federal tax benefits                   90                  106
      Other                                                               9                   23
                                                                      -----                -----

    Income tax provision per financial statements                     $ 564                $ 624
                                                                      =====                =====

    Effective income tax rate                                          40.5%                42.2%
                                                                      =====                =====



    The composition of the Corporation's net deferred tax asset at December 31 is as follows:



    TAXES (PAYABLE) REFUNDABLE ON TEMPORARY                           2003                 2002
    DIFFERENCES AT STATUTORY RATE:                                    -----                -----
                                                                             (In thousands)

    DEFERRED TAX ASSETS:
      Stock benefit plans                                             $  10                $  10
      Deferred compensation                                             254                  236
      General loan loss allowance                                       289                  267
      Deferred loan origination fees                                     19                   --
      Charitable contribution carryforward                               98                   98
                                                                      -----                -----
         Total deferred tax assets                                      670                  611

    DEFERRED TAX LIABILITIES:
      Federal Home Loan Bank stock dividends                            (10)                  --
      Difference between book and tax depreciation                      (85)                 (61)
      Deferred loan origination costs                                    --                   (2)
      Unrealized gains on securities available for sale                (443)                (454)
      State income taxes                                                (40)                 (38)
                                                                      -----                -----
         Total deferred tax liabilities                                (578)                (555)
                                                                      -----                -----

         Net deferred tax asset                                       $  92                $  56
                                                                      =====                =====



    Prior to 1997, the Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2003, includes approximately $1.3 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $400,000.

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

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

    At December 31, 2003, the Savings Bank had outstanding commitments of approximately $3.2 million to originate loans. Additionally, the Savings Bank was obligated under unused lines of credit for home equity loans totaling $1.6 million and unused lines of credit under commercial loans totaling $3.9 million. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2003, and will be funded from normal cash flow from operations and borrowings as necessary.

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

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE J - REGULATORY CAPITAL (continued)

    During 2003, the Savings Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the following tables.

    As of December 31, 2003 and 2002, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.


                                                                 AS OF DECEMBER 31, 2003
                                        --------------------------------------------------------------------------
                                                                                                  TO BE "WELL-
                                                                                               CAPITALIZED" UNDER
                                                                        FOR CAPITAL            PROMPT CORRECTIVE
                                                ACTUAL               ADEQUACY PURPOSES         ACTION PROVISIONS
                                        --------------------       ---------------------      --------------------
                                         AMOUNT        RATIO        AMOUNT         RATIO       AMOUNT       RATIO
                                        --------       -----       --------       ------      --------     -------
                                                                  (Dollars in thousands)

    Tangible capital                    $20,479        18.2%       =>$1,686       =>1.5%      =>$5,620     => 5.0%

    Core capital                        $20,479        18.2%       =>$4,496       =>4.0%      =>$6,744     => 6.0%

    Risk-based capital                  $21,784        31.2%       =>$5,579       =>8.0%      =>$6,974     =>10.0%



                                                                 AS OF DECEMBER 31, 2002
                                        --------------------------------------------------------------------------
                                                                                                  TO BE "WELL-
                                                                                               CAPITALIZED" UNDER
                                                                        FOR CAPITAL            PROMPT CORRECTIVE
                                                ACTUAL               ADEQUACY PURPOSES         ACTION PROVISIONS
                                        --------------------       ---------------------      --------------------
                                         AMOUNT        RATIO        AMOUNT         RATIO       AMOUNT       RATIO
                                        -------        -----       --------       ------      --------     -------
                                                                  (Dollars in thousands)

    Tangible capital                    $19,450        17.4%       =>$1,674       =>1.5%      =>$5,580     => 5.0%

    Core capital                        $19,450        17.4%       =>$4,464       =>4.0%      =>$6,696     => 6.0%

    Risk-based capital                  $20,755        29.3%       =>$5,674       =>8.0%      =>$7,092     =>10.0%



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

                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE K - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC.

    The following condensed financial statements summarize the financial position of the Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002.

                                PFS BANCORP, INC.
                        STATEMENTS OF FINANCIAL CONDITION
                           December 31, 2003 and 2002
                                 (In thousands)



    ASSETS                                                                              2003              2002
                                                                                      --------          --------

    Interest-bearing deposits in Peoples Federal Savings Bank                         $    161          $    191
    Interest-bearing deposits in other financial institutions                               14             1,248
    Investment securities                                                                4,396             4,818
    Loan receivable from ESOP                                                              852               973
    Investment in Peoples Federal Savings Bank                                          21,391            20,307
    Prepaid expenses and other                                                              28                31
    Prepaid income taxes                                                                    19                --
    Deferred income taxes                                                                   87                86
                                                                                      --------          --------

          Total assets                                                                $ 26,948          $ 27,654
                                                                                      ========          ========

    LIABILITIES AND SHAREHOLDERS' EQUITY

    Accrued expenses and other liabilities                                            $     26          $     25
    Accrued income taxes                                                                    --                32
                                                                                      --------          --------
          Total liabilities                                                                 26                57

    Shareholders' equity
      Common stock and additional paid-in capital                                       15,045            14,987
      Retained earnings                                                                 14,101            13,723
      Treasury stock                                                                    (1,282)               --
      Shares acquired by stock benefit plans                                            (1,801)           (1,994)
      Unrealized gains on securities designated as available for sale, net                 859               881
                                                                                      --------          --------
          Total shareholders' equity                                                    26,922            27,597
                                                                                      --------          --------

          Total liabilities and shareholders' equity                                  $ 26,948          $ 27,654
                                                                                      ========          ========


                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE K - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC. (continued)

                                PFS BANCORP, INC.
                             STATEMENTS OF EARNINGS
                     Years ended December 31, 2003 and 2002
                                 (In thousands)



                                                                       2003                  2002
                                                                     -------               -------
    Revenue
      Interest income                                                $   192               $   254
      Equity in earnings of Peoples Federal Savings Bank                 851                   801
                                                                     -------               -------

          Total revenue                                                1,043                 1,055

    General and administrative expenses                                  232                   151
                                                                     -------               -------

    Earnings before income taxes (credits)                               811                   904

    Income taxes (credits)                                               (16)                   51
                                                                     -------               -------

          NET EARNINGS                                               $   827               $   853
                                                                     =======               =======


                                PFS BANCORP, INC.

                     Years ended December 31, 2003 and 2002

NOTE K - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC. (continued)

                                PFS BANCORP, INC.
                            STATEMENTS OF CASH FLOWS
                     Years ended December 31, 2003 and 2002
                                 (In thousands)



                                                                             2003                 2002
                                                                           --------             --------

    Cash provided by (used in) operating activities:
      Net earnings for the year                                            $    827             $    853
      Adjustments to reconcile net earnings to net
      cash provided by (used in) operating activities
        Amortization of premiums and discounts on investment
          securities - net                                                       20                   18
        Equity in earnings of Peoples Federal Savings Bank                     (851)                (801)
        Increase (decrease) in cash due to changes in:
          Prepaid expenses and other assets                                       3                  128
          Prepaid income taxes                                                  (51)                 118
          Deferred income taxes                                                  (1)                 (98)
          Other liabilities                                                       1                   18
                                                                           --------             --------
            Net cash provided by (used in) operating activities                 (52)                 236

    Cash flows provided by (used in) investing activities:
      Purchase of investment securities                                     (17,952)             (16,204)
      Proceeds from maturity of investment securities                        18,350               16,000
      Proceeds from repayments on loan to ESOP                                  121                  122
                                                                           --------             --------
            Net cash provided by (used in) investing activities                 519                  (82)

    Cash flows provided by (used in) financing activities:
      Purchases of treasury stock                                            (1,282)                  --
      Dividends paid on common stock                                           (449)                (232)
                                                                           --------             --------
            Net cash used in financing activities                            (1,731)                (232)
                                                                           --------             --------

    Net decrease in cash and cash equivalents                                (1,264)                 (78)

    Cash and cash equivalents at beginning of year                            1,439                1,517
                                                                           --------             --------

    Cash and cash equivalents at end of year                               $    175             $  1,439
                                                                           ========             ========


         Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During 2003 and 2002, the Savings Bank did not distribute dividends to the Corporation.

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

                                   MAIN OFFICE
                                   -----------

                          Second and Bridgeway Streets
                              Aurora, Indiana 47001
                                 (812) 926-0631

                                 BRANCH OFFICES
                                 --------------

       330 Industrial Access Road                         705 E. Main Street
       Rising Sun, Indiana 47040                         Vevay, Indiana 47043
             (812) 438-2111                                 (812) 427-2629

                                 ANNUAL MEETING

         The Annual Meeting of Stockholders of PFS Bancorp will be held on May 6, 2004, at 3:00 p.m., Eastern Daylight Savings Time, at PFS Bancorp's main office located at Second and Bridgeway Streets, Aurora, Indiana.

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