Form 10KSB, Exhibit 13
period 2004-12-31
PFS BANCORP INC
filed 2005-03-31
CIK 1143330

[PFS Bancorp Logo]

                                PFS BANCORP, INC.

                               2004 ANNUAL REPORT

                                 TO SHAREHOLDERS

                                TABLE OF CONTENTS
================================================================================

                                                                                                               Page
                                                                                                               ----
President's Letter to Shareholders..............................................................................1

Business of PFS Bancorp, Inc....................................................................................2

Market Price of PFS Bancorp Common Shares and Related Shareholder Matters.......................................2

Selected Consolidated Financial and Other Data..................................................................3

Management's Discussion and Analysis of Financial Condition and Results of Operations...........................5

Report of Independent Registered Public Accounting Firm........................................................14

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

Directors and Executive Officers...............................................................................43

Banking Locations and Shareholder Information..................................................................44

                               President's Letter

Dear Shareholders, Customers, and Employees:

As we look back on 2004 and PFS Bancorp's performance, we are sure it will be viewed as a time of challenge and growth. The challenge came in the form of historically low interest rates on loans and continued pressure on our interest rate spread. Our deposits are made up of numerous products with different durations which are used primarily to fund our loan portfolio of largely adjustable rate loan products. Historically, this mix has worked well for PFS , however, with respect to 2004, we focused on loan growth to drive our increase in net interest income. This growth came primarily in both the commercial and residential mortgage areas and is reflected in the results of this report.

We were pleased to reward our shareholders for their faith in PFS Bancorp with not only regular dividends of 7.5 cents per share for the first three quarters of 2004 but a special dividend of $5.00 per share for the fourth quarter of 2004. Shareholders' equity at December 31, 2004 remained a solid $20.5 million or 15.8% of total assets, a decrease of $6.4 million or 23.7% from the December 31, 2003 level. Apparently, the investment community appreciates our efforts to date. At December 31, 2004, our share price was $17.67, representing a net gain of 15.4% from the December 31, 2003 closing price, adjusted for the $5.00 per share special dividend.

Our assets at December 31, 2004 totaled $129.8 million representing an increase of $11.5 million, or 9.7% compared to the December 31, 2003 level. The loan portfolio experienced total growth of $14.4 million or 14.3% to a record high of $114.7 million. We are further encouraged by the composition of our loan portfolio as $99.9 million, or 84.4% of the portfolio, consists of adjustable-rate loans. We are looking forward to continuing this trend in 2005.

Net earnings for the year ended December 31, 2004 totaled $897,000, an increase of $70,000, or 8.5%, compared to the $827,000 for the year ended December 31, 2003. In 2004, diluted earnings per share amounted to $.64, compared to $.60 in 2003. The slight increase in net earnings can be attributed to the increases in net interest income and other income.

As we continue to grow, we pledge to do our best to maintain your trust. This pledge has been carried forward since the establishment of Peoples Federal Savings Bank in 1887. We have a long and proud legacy to live up to. Our goal has always been to maintain a stable and secure financial institution that provides quality service to our customers while offering competitive rates on our loans and deposits. The key to meeting that goal is, as it always has been, our employees, who have over 400 years of combined banking experience. We are encouraged by our progress to date and look forward to building on our successes.

I wish to thank our directors, officers and employees for their support and their continued service and dedication to PFS Bancorp and the Bank. We have made many changes in the past four years and I feel we have just begun to see the potential of PFS. I would also like to thank you as investors for your overwhelming support and confidence in our stock.

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

      Founded in 1887, Peoples is a community and customer oriented stock savings bank organized under the laws of the United States. Peoples conducts business out of its main office located in Aurora, Indiana and two branch offices in Rising Sun and Vevay, Indiana. Peoples' business consists principally of attracting deposits from the general public and using those funds to originate loans secured by one-to-four-family residential real estate, multi-family real estate and non-residential real estate, as well as consumer loans. Peoples' profitability depends primarily on its net interest income, which is the difference between the income it receives on loans and other assets and its cost of funds, which consists of the interest paid on deposits and borrowings. At December 31, 2004, PFS Bancorp had total assets of $129.8 million, deposits of $86.9 million and total shareholders' equity of $20.5 million.

      PFS Bancorp is subject to regulation, supervision and examination by the Office of Thrift Supervision of the U.S. Department of Treasury (the "OTS"), as its primary federal regulator, and the Federal Deposit Insurance Corporation (the "FDIC"), which administers the Savings Association Insurance Fund. The FDIC insures deposits in Peoples up to applicable limits.

                           MARKET PRICE OF PFS BANCORP
                  COMMON SHARES AND RELATED SHAREHOLDER MATTERS
================================================================================

      PFS Bancorp's common shares have been listed on the Nasdaq National Market ("Nasdaq") since October 2001, under the symbol "PBNC." Presented below are the high and low trading prices for PFS Bancorp's common shares as well as related dividends for the two year period from January 1, 2003 to December 31, 2004. Such prices do not include retail financial markups, markdowns or commissions. Information relating to prices has been obtained from Nasdaq.

      Quarter ended:                         High         Low       Dividends

      2004
      December 31, 2004...............     $24.26       $15.07      $  5.000
      September 30, 2004..............      22.80        20.50          .075
      June 30, 2004...................      20.50        19.06          .075
      March 31, 2004..................      20.79        19.50          .075

      2003
      December 31, 2003...............     $20.50       $17.75      $  .075
      September 30, 2003..............      18.00        16.88         .075
      June 30, 2003...................      17.80        15.88         .075
      March 31, 2003..................      16.46        15.18         .075

      As of March 24, 2005, PFS Bancorp had 1,473,728 common shares outstanding held of record by approximately 321 shareholders. The number of shareholders does not reflect the number of persons or entities who may hold stock in nominee or "street" name through brokerage firms or others.

                                PFS Bancorp, Inc.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
================================================================================

      The following selected consolidated financial and other data does not purport to be complete and is qualified in its entirety by reference to the more detailed financial information, including the audited Consolidated Financial Statements and related notes, appearing elsewhere herein.

                                                             At December 31,
                                                            2004           2003
                                                         (Dollars In Thousands)
      Selected Balance Sheet Data:
      Total assets ................................     $129,754       $118,273
      Cash and cash equivalents(1) ................        7,484          5,187
      Investment securities available for sale ....        5,014         10,016
      Investment securities held to maturity ......          143            152
      Loans receivable-net ........................      114,673        100,293
      Deposits ....................................       86,939         88,328
      FHLB advances and other borrowings ..........       21,000          2,000
      Shareholders' equity ........................       20,529         26,922
      Full service offices ........................            3              3

                                                              Year ended
                                                              December 31,
                                                            2004            2003
                                                 (In thousands, except per share data)
      Selected Operating Data:
      Total interest income .......................     $  5,677       $  5,747
      Total interest expense ......................        1,704          1,922
                                                        --------       --------
      Net interest income .........................        3,973          3,825
      Provision for losses on loans ...............           96             52
                                                        --------       --------
      Net interest income after provision
        for losses on loans .......................        3,877          3,773
      Total other income ..........................          503            398
      Total general, administrative and other
        expense ...................................        2,882          2,780
                                                        --------       --------
      Earnings before income taxes ................        1,498          1,391
      Income taxes ................................          601            564
                                                        --------       --------

      Net earnings ................................     $    897       $    827
                                                        ========       ========

      Earnings per share
        Basic .....................................     $    .65       $    .60
                                                        ========       ========
        Diluted ...................................     $    .64       $    .60
                                                        ========       ========

      ----------
      Footnotes on following page.

                                PFS Bancorp, Inc.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
================================================================================

                                                        At or for the year ended
                                                              December 31,
Selected Operating Ratios(2):                              2004           2003

Performance Ratios:
Return on average assets ............................       .72%           .70%
Return on average equity ............................      3.60           3.09
Equity to assets at end of period ...................     15.82          22.76
Interest rate spread(3) .............................      2.78           2.67
Net interest margin(3) ..............................      3.24           3.28
Average interest-earning assets to average
  interest-bearing liabilities ......................    132.88         136.92
Net interest income after provision for
  losses on loans to total general,
  administrative and other expense ..................    134.52         135.72
Total general, administrative and other
  expense to average total assets ...................      2.31           2.34
Dividend payout ratio(4) ............................    803.85          50.00

Asset Quality Ratios:
Non-performing and impaired loans to total loans
  at end of period(5) ...............................       .71%          1.48%
Non-performing and impaired assets to total assets
  at end of period(5) ...............................       .63           1.40
Allowance for loan losses to total loans
  at end of period ..................................       .73            .77
Allowance for loan losses to total
  non-performing and impaired loans
  at end of period(5) ...............................    102.08          51.96

Capital Ratios(6):
Tangible capital ratio ..............................      16.9%          18.2%
Core capital ratio ..................................      16.9           18.2
Risk-based capital ratio ............................      28.7           31.2

----------
(1) Consists of cash and short-term interest-bearing deposits in other financial institutions.

(2) With the exception of end of period ratios, all ratios are based on average monthly balances during the periods.

(3) Interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4)   The Corporation paid a $5.00 per share special dividend in 2004.

(5) Non-performing loans consist of non-accrual loans and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.

(6)   Consists of regulatory ratios for Peoples Federal Savings Bank

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

General

      PFS Bancorp's profitability depends primarily on its net interest income, which is the difference between interest and dividend income on interest-earning assets, principally loans, investment securities and interest-earning deposits in other financial institutions, and interest expense on interest-bearing deposits and borrowings, primarily from the Federal Home Loan Bank of Indianapolis. Net interest income is dependent upon the level of interest rates and the extent to which such rates are changing. PFS Bancorp's profitability also depends, to a lesser extent, on the level of other income, the provision for losses on loans, general, administrative and other expenses and federal income taxes.

      Historically, Peoples' business has consisted primarily of originating single-family real estate loans secured by property in its market area and funded by deposits. Typically, single-family loans involve a lower degree of risk and carry a lower yield than commercial, nonresidential real estate, construction and consumer loans. In recent years, Peoples has increased its investment in commercial and nonresidential real estate loans, as well as utilizing Federal Home Loan Bank advances as a funding source for new loans.

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

The following tables present for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on daily balances for 2004 and monthly balances for 2003. Management does not believe that the monthly averages differ significantly from the daily average balances.

                                                                                           Year ended December 31,
                                                                                   2004                             2003
                                                      At December 31, 2004                   Average                         Average
                                                             Yield/    Average                Yield/    Average               Yield/
                                                   Balance   Rate      Balance    Interest     Rate     Balance   Interest     Rate
                                                                                (Dollars In thousands)
Interest-earning assets:
  Loans receivable, net(1) ..................      $114,673   5.00%    $108,861     $5,325      4.89%   $ 97,021    $5,269     5.43%
  Investment securities (2) .................         6,132   3.43        9,494        293      3.09      13,166       402     3.05
  Deposits in other financial institutions(3)         6,489   2.05        4,398         59      1.34       6,365        76     1.19
                                                   --------  -----     --------     ------    ------    --------    ------   -------
     Total interest-earning assets ..........       127,294   4.77      122,753      5,677      4.62     116,552     5,747     4.93
  Non-interest-earning assets ...............         2,460               1,774                            2,143
                                                   --------            --------                         --------
     Total assets ...........................      $129,754            $124,527                         $118,695
                                                   ========            ========                         ========

Interest-bearing liabilities:
  Deposits ..................................      $ 82,881   1.95     $ 80,830      1,422      1.76%   $ 84,950    $1,919     2.26%
  FHLB advances .............................        17,500   2.89       10,899        249      2.28         175         3     1.71
  Note payable ..............................         3,500   5.28          650         33      5.08          --        --       --
                                                   --------  -----     --------     ------    ------    --------    ------   -------
     Total interest-bearing liabilities .....       103,881   2.22       92,379      1,704      1.84      85,125     1,922     2.26
                                                             -----                  ------    ------                ------   -------
  Non-interest-bearing liabilities ..........         5,344               7,264                            6,790
                                                   --------            --------                         --------
     Total liabilities ......................       109,225              99,643                           91,915
  Total equity(4) ...........................        20,529              24,884                           26,780
                                                   --------            --------                         --------
     Total liabilities and equity ...........      $129,754            $124,527                         $118,695
                                                   ========            ========                         ========
  Net interest-earning assets ...............      $ 23,413            $ 30,374                         $ 31,427
                                                   ========            ========                         ========
  Net interest income .......................                                       $3,973                          $3,825
                                                                                    ======                          ======
  Interest rate spread ......................                 2.55%                             2.78%                          2.67%
                                                             =====                            ======                         ======
  Net interest margin .......................                                                   3.24%                          3.28%
                                                                                              ======                         ======
  Average interest-earning assets to average
    interest bearing liabilities ............                                                 132.88%                        136.92%
                                                                                              ======                         ======

----------
(1) Includes nonaccruing loans. Interest income on loans receivable includes amortized loan fees.

(2)   Includes Federal Home Loan Bank stock.

(3) Includes interest-bearing demand deposits and other interest-bearing deposits.

(4)   Includes accumulated other comprehensive income.

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

                                                                         Year ended December 31, 2004
                                                                             vs December 31, 2003
                                                                  Increase (Decrease) Due to       Total Increase
                                                                Yield/Rate             Volume        (Decrease)
                                                                                   (In Thousands)
Interest-earning assets:
  Loans receivable, net ............................               $(552)               $ 608          $  56
  Investment securities ............................                   5                 (114)          (109)
  Deposits in other financial institutions .........                   9                  (26)           (17)
                                                                   -----                -----          -----
         Total .....................................                (538)                 468            (70)

Interest-bearing liabilities:
  Deposits .........................................                (408)                 (89)          (497)
  Borrowings .......................................                   1                  278            279
                                                                   -----                -----          -----
         Total .....................................                (407)                 189           (218)
                                                                   -----                -----          -----
  Increase (decrease) in net interest income .......               $(131)               $ 279          $ 148
                                                                   =====                =====          =====

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

Changes in Financial Condition From December 31, 2004 to December 31, 2003

      Total assets amounted to $129.8 million at December 31, 2004, an increase of $11.5 million, or 9.7%, compared to December 31, 2003. The increase in assets consisted primarily of a $14.4 million, or 14.3%, increase in loans receivable, which was principally funded by additional advances from the Federal Home Loan Bank, which increased by $15.5 million. A special dividend of $5.00 per share or $7.4 million was paid to shareholders of record at the close of business on October 18, 2004. The Corporation borrowed $3.5 million to finance the dividend payment.

      Investment securities totaled $5.2 million at December 31, 2004, a decrease of $5.0 million, or 49.3%, from December 31, 2003 levels. The decrease resulted primarily from maturities and sales of $23.1 million and $713,000, respectively, which were partially offset by purchases totaling $18.7 million during the year. The average yield on investment securities was 3.09% for 2004.

      Loans receivable increased by $14.4 million, or 14.3%, during the year ended December 31, 2004, to a total of $114.7 million. Loan disbursements amounted to $46.3 million and were partially offset by principal payments of $31.8 million. During the year ended December 31, 2004, loan originations were comprised of $26.2 million in loans secured by one- to four-family residential real estate, $1.1 million in loans secured by multifamily residential real estate, $11.6 million in loans secured by commercial and nonresidential real estate and $7.4 million in consumer and other loans.

      The allowance for loan losses totaled $833,000 and $771,000 at December 31, 2004 and 2003, respectively. Nonperforming and impaired loans totaled $816,000 and $1.5 million at December 31, 2004 and 2003, respectively. The allowance for loan losses represented 102.1% and 52.0% of nonperforming and impaired loans as of December 31, 2004 and 2003, respectively. The allowance represented approximately .73% and .77% of the total loan portfolio at December 31, 2004 and 2003, respectively. At December 31, 2004, nonperforming and impaired loans were comprised of $280,000 in loans secured by one- to four-family residential real estate, $514,000 in loans secured by nonresidential real estate and $22,000 in commercial, consumer and other loans. Although management believes that its allowance for loan losses at December 31, 2004, was sufficient to cover known and inherent losses in the portfolio based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect the Corporation's results of operations.

      Deposits totaled $86.9 million at December 31, 2004, a decrease of $1.4 million, or 1.6% from December 31, 2003 levels. The decline was due primarily to planned withdrawals from one municipality's savings account. Excluding this one account, deposits would have increased $4.0 million, or 4.6%. While management generally strives to maintain a moderate level of growth in deposits through marketing and pricing strategies, the current low interest rate environment presented an impediment to increasing deposits as depositors sought higher-yielding alternative investments.

      Shareholders' equity amounted to $20.5 million at December 31, 2004, a decrease of $6.4 million, or 23.7%, from December 31, 2003 levels. The decrease resulted primarily from the payment of dividends of $7.7 million which included a special dividend of $5.00 per share, or $7.4 million, in October 2004. The decrease was partially offset by net earnings of $897,000, a $140,000 increase in unrealized gains on securities designated as available for sale, and an increase of $270,000 attributable to the amortization effects of a distribution of shares in connection with the Company's Recognition and Retention Plan and the Employee Stock Ownership Plan.

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

Comparison of Operating Results for the Years Ended December 31, 2004 and 2003

      General. Net earnings amounted to $897,000 for the year ended December 31, 2004, compared to $827,000 for the year ended December 31, 2003. The increase in earnings of $70,000, or 8.5%, was due primarily to a $148,000, or 3.9%, increase in net interest income and a $105,000, or 26.4%, increase in other income, which were partially offset by a $44,000, or 84.6%, increase in the provision for losses on loans, a $102,000, or 3.7%, increase in general, administrative and other expense, and a $37,000, or 6.6%, increase in income taxes.

      Net Interest Income. Total interest income amounted to $5.7 million for the year ended December 31, 2004, a decrease of $70,000, or 1.2%, for the year ended December 31, 2003. Interest income on loans totaled $5.3 million during the 2004 period, an increase of $56,000, or 1.1%, from the 2003 period. The increase was primarily due to a $11.8 million, or 12.2%, increase in the average balance of loans outstanding year to year, which was partially offset by a 54 basis point decrease in the weighted-average yield year to year, to 4.89% for the year ended December 31, 2004. The decrease in the average yield was due to the downward repricing of our adjustable rate mortgage loans. The increase in the average balance was due primarily to increased origination activity.

      Interest income on investment securities decreased by $109,000, or 27.1%, for the year ended December 31, 2004, compared to the year ended December 31, 2003. This decline was due primarily to a $3.7 million, or 27.9%, decrease in the average balance outstanding, which was partially offset by a 4 basis point increase in the weighted-average yield to 3.09% for the year ended December 31, 2004. Interest income on other interest-bearing deposits decreased by $17,000, or 22.4%, during the year ended December 31, 2004, compared to 2003, due primarily to a $2.0 million, or 30.9%, decrease in the average balance outstanding for the year. The decline in the average balance of investment securities and interest-bearing deposits was primarily due to the use of such funds to fund loan growth.

      Interest expense decreased by $218,000, or 11.3%, to $1.7 million for the year ended December 31, 2004, compared to $1.9 million for the year ended December 31, 2003. Interest expense on deposits decreased by $497,000, or 25.9%, due primarily to a decrease in the average rate paid from 2.26% for the year ended December 31, 2003 to 1.76% for the year ended December 31, 2004, coupled with a $4.1 million, or 4.8%, decrease in the average balance of interest-bearing deposits outstanding year to year. The decrease in the rate paid generally reflects a decline in market rates in the overall economy. Interest expense on borrowings increased by $279,000 to $282,000 for the year ended December 31, 2004 compared to the $3,000 borrowing cost recorded in 2003. This increase in interest expense on borrowings was due to an increase in the average balance of borrowings during 2004, which, as stated previously, was utilized to fund loan growth.

      As a result of the foregoing changes in interest income and interest expense, net interest income increased by $148,000, or 3.9%, to $4.0 million for the year ended December 31, 2004, compared to $3.8 million for the year ended December 31, 2003. The interest rate spread increased from 2.67% for the year ended December 31, 2003 to 2.78% for the year ended December 31, 2004, while the net interest margin decreased from 3.28% in 2003 to 3.24% in 2004. The ratio of average interest-earning assets to average interest-bearing liabilities decreased from 136.92% to 132.88% year to year.

                                PFS Bancorp, Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

Comparison of Operating Results for the Years Ended December 31, 2004 and 2003 (continued)

      Provision for Losses on Loans. As a result of an analysis of historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general market conditions, particularly as such conditions relate to the Bank's market area, and other factors related to the collectibility of the Bank's loan portfolio, management elected to record a provision for losses on loans totaling $96,000 for the year ended December 31, 2004 compared to the $52,000 provision for the year ended December 31, 2003. The current year provision was predicated primarily upon the growth in the loan portfolio, including an increase in loans secured by both residential and nonresidential real estate correlated to the level of loan charge-offs during 2004. There can be no assurance that the loan loss allowance will be sufficient to cover losses on nonperforming assets in the future.

      Other Income. Other income amounted to $503,000 for the year ended December 31, 2004, an increase of $105,000, or 26.4%, compared to $398,000 for the year ended December 31, 2003. The increase was primarily due to a $66,000, or 24.6%, increase in service charge fees which includes returned check fees and ATM fees. In addition, there was a $28,000 loss resulting from the sale of investment securities in 2003, as compared to a $6,000 gain in 2004.

      General, Administrative and Other Expense. General, administrative and other expense increased by $102,000, or 3.7%, to $2.9 million for the year ended December 31, 2004. Employee compensation and benefits increased by $157,000, or 10.1%, due primarily to normal merit increases coupled with an increase in benefit expenses. The increase in benefit costs was due to the increased market value of the Corporation's common stock, coupled with increased costs related to the defined benefit retirement plan. Data processing expense increased by $16,000, or 7.0%, and other operating expense increased by $44,000, or 8.8%, due primarily to check processing costs related to Check 21 and loan processing expenses, which were partially offset by a $55,000, or 14.5%, decrease in occupancy and equipment expense and a $59,000 decrease in the provision for losses on real estate acquired through foreclosure. The decline in occupancy and equipment expense reflects a reduction in real estate taxes and a decrease in depreciation expense.

      Income Tax. The provision for income taxes totaled $601,000 for the year ended December 31, 2004, an increase of $37,000, or 6.6%, from the $564,000 recorded for the year ended December 31, 2003. The increase in income taxes was due primarily to an $107,000, or 7.7%, increase in pre-tax earnings. The Company's effective tax rates were 40.1% and 40.5% for the years ended December 31, 2004 and 2003, respectively.

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

      Qualitative Analysis. Our ability to maintain a positive "spread" between the interest earned on assets and the interest paid on deposits and borrowings is affected by changes in interest rates. Our fixed-rate loans help our profitability if interest rates are stable or declining since these loans have yields that exceed the cost of funds. At December 31, 2004, $18.4 million, or 16.6%, of the total loan portfolio consisted of fixed-rate loans. If interest rates increase, however, we would have to pay more on our deposits and new borrowings, which would adversely affect our interest rate spread. In order to counter the potential effects of dramatic increases in market rates of interest, we have focused primarily on marketing adjustable-rate mortgage loans as well as shorter term commercial real estate and consumer loans. At December 31, 2004, $96.3 million, or 84.0% of the total loan portfolio, consisted of adjustable-rate loans.

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

      The following tables present Peoples' net portfolio value as of December 31, 2004 and 2003.

                                                  December 31, 2004
                                                 Net Portfolio Value

                                                      Estimated
                Change in                             NPV as a                            Change as a
             interest rates         Estimated        percentage           Amount          percentage
             (basis points)            NPV            of assets          of change         of assets
                                               (Dollars in thousands)
                  +300               $21,729            17.14%             $(4,661)         (262)bp
                  +200                23,748            18.34               (2,642)         (142)bp
                  +100                25,440            19.30                 (950)          (47)bp
                     0                26,390            19.77                   --            --
                  -100                26,357            19.63                  (33)          (13)bp

                                                  December 31, 2003
                                                 Net Portfolio Value

                                                      Estimated
                Change in                             NPV as a                            Change as a
             interest rates         Estimated        percentage           Amount          percentage
             (basis points)            NPV            of assets          of change         of assets
                                               (Dollars in thousands)
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

      Net portfolio values are not provided for a decline of 200 or 300 basis points as the cost of funds would approximate zero at those levels.

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

      The following table sets forth information regarding Peoples' obligations and commitments to make future payments under contract as of December 31, 2004.

                                                                     Payments due by period
                                                      Less                               More
                                                      than        1-3          3-5       than
                                                     1 year      years        years     5 years      Total
                                                                         (In thousands)
Contractual obligations:
  Advances from the Federal Home Loan Bank          $ 8,000     $ 6,500      $ 3,000    $    --     $17,500
  Note payable                                           --       3,500           --         --       3,500
  Certificates of deposit                            41,349      12,622        1,183        177      55,331

Amount of commitments expiration per period
  Commitments to originate loans:
    One- to four-family residential loans             1,219          --           --         --       1,219
    Nonresidential real estate loans                     36          --           --         --          36
    Undisbursed loans in process                      2,746          --           --         --       2,746
    Commercial lines of credit                        4,543          --           --         --       4,543
    Home equity                                       2,122          --           --         --       2,122
    Letters of credit                                    45         252           --         --         297
                                                    -------     -------      -------    -------     -------

         Total contractual obligations              $60,060     $22,874      $ 4,183    $   177     $87,294
                                                    =======     =======      =======    =======     =======

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

      Peoples is required to maintain regulatory capital sufficient to meet tangible, core and risk-based capital ratios of at least 1.5%, 4.0% and 8.0%, respectively. At December 31, 2004, Peoples more than exceeded each of its capital requirements, with tangible, core and risk-based capital ratios of 16.9%, 16.9% and 28.7%, respectively.

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

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
PFS Bancorp, Inc.

We have audited the accompanying consolidated statements of financial condition of PFS Bancorp, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the years ended December 31, 2004 and 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Corporation is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PFS Bancorp, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ GRANT THORNTON LLP

Cincinnati, Ohio
March 11, 2005

                                       17
                                PFS BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           December 31, 2004 and 2003
                        (In thousands, except share data)

         ASSETS                                                                       2004                 2003
Cash and due from banks                                                          $     995            $     855
Interest-bearing deposits in other financial institutions                            6,489                4,332
                                                                                 ---------            ---------
         Cash and cash equivalents                                                   7,484                5,187

Investment securities designated as available for sale -
  at market                                                                          5,014               10,016
Investment securities held to maturity - at amortized cost, which
  approximates market                                                                  143                  152
Loans receivable - net                                                             114,673              100,293
Office premises and equipment - at depreciated cost                                    940                1,065
Real estate acquired through foreclosure                                                --                  169
Federal Home Loan Bank stock - at cost                                                 975                  758
Accrued interest receivable                                                            441                  395
Prepaid expenses and other assets                                                       64                  126
Prepaid income taxes                                                                    20                   20
Deferred income taxes                                                                   --                   92
                                                                                 ---------            ---------

         Total assets                                                            $ 129,754            $ 118,273
                                                                                 =========            =========

         LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits $                                                                          86,939            $  88,328
Advances from the Federal Home Loan Bank                                            17,500                2,000
Note payable                                                                         3,500                   --
Advances by borrowers for taxes and insurance                                          201                   63
Accrued interest payable                                                                11                   12
Other liabilities                                                                    1,061                  948
Deferred income taxes                                                                   13                   --
                                                                                 ---------            ---------
         Total liabilities                                                         109,225               91,351

Commitments                                                                             --                   --

Shareholders' equity
  Preferred stock, 5,000,000 shares authorized, $.01 par value;
    no shares issued                                                                    --                   --
  Common stock - 10,000,000 shares authorized, $.01 par value;
    1,551,293 shares issued                                                             16                   16
  Additional paid-in capital                                                        15,106               15,029
  Retained earnings - restricted                                                     7,298               14,101
  Less 77,565 shares of treasury stock - at cost                                    (1,282)              (1,282)
  Shares acquired by stock benefit plans                                            (1,608)              (1,801)
  Accumulated other comprehensive income - unrealized gains on
    securities designated as available for sale, net of related tax effects            999                  859
                                                                                 ---------            ---------
         Total shareholders' equity                                                 20,529               26,922
                                                                                 ---------            ---------

         Total liabilities and shareholders' equity                              $ 129,754            $ 118,273
                                                                                 =========            =========

The accompanying notes are an integral part of these statements.

                                PFS BANCORP, INC.

                       CONSOLIDATED STATEMENTS OF EARNINGS

                 For the years ended December 31, 2004 and 2003
                        (In thousands, except share data)

                                                                            2004           2003
Interest income
  Loans                                                                  $ 5,325        $ 5,269
  Investment securities                                                      293            402
  Interest-bearing deposits and other                                         59             76
                                                                         -------        -------
         Total interest income                                             5,677          5,747

Interest expense
  Deposits                                                                 1,422          1,919
  Borrowings                                                                 282              3
                                                                         -------        -------
         Total interest expense                                            1,704          1,922
                                                                         -------        -------

         Net interest income                                               3,973          3,825

Provision for losses on loans                                                 96             52
                                                                         -------        -------

         Net interest income after provision for
           losses on loans                                                 3,877          3,773

Other income (loss)
  Gain (loss) on sale of real estate acquired through foreclosure             (1)            10
  Gain (loss) on sale of investment securities                                 6            (28)
  Service charges                                                            334            268
  Other operating                                                            164            148
                                                                         -------        -------
         Total other income                                                  503            398

General, administrative and other expense
  Employee compensation and benefits                                       1,716          1,559
  Occupancy and equipment                                                    325            380
  Data processing                                                            245            229
  Federal deposit insurance premiums                                          50             51
  Provision for losses on real estate acquired through foreclosure            --             59
  Other operating                                                            546            502
                                                                         -------        -------
         Total general, administrative and other expense                   2,882          2,780
                                                                         -------        -------

         Earnings before income taxes                                      1,498          1,391

Income taxes
  Current                                                                    568            528
  Deferred                                                                    33             36
                                                                         -------        -------
         Total income taxes                                                  601            564
                                                                         -------        -------

         NET EARNINGS                                                    $   897        $   827
                                                                         =======        =======

         EARNINGS PER SHARE
           Basic                                                         $   .65        $   .60
                                                                         =======        =======

           Diluted                                                       $   .64        $   .60
                                                                         =======        =======

The accompanying notes are an integral part of these statements.

                                PFS BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                 For the years ended December 31, 2004 and 2003
                                 (In thousands)

                                                                                 2004                 2003
Net earnings                                                                  $   897              $   827

Other comprehensive income (loss), net of tax:
  Unrealized holding gains (losses) on securities during the year, net of taxes (benefits) of $72 and ($21) for the years ended
    December 31, 2004 and 2003, respectively                                      144                  (40)

  Reclassification adjustment for realized (gains) losses included in earnings, net of taxes (benefits) of $2 and $(10) for the years
    ended December 31, 2004 and 2003, respectively                                 (4)                  18
                                                                              -------              -------

Comprehensive income                                                          $ 1,037              $   805
                                                                              =======              =======

Accumulated comprehensive income                                              $   999              $   859
                                                                              =======              =======

The accompanying notes are an integral part of these statements.

                                PFS BANCORP, INC.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                 For the years ended December 31, 2004 and 2003
                        (In thousands, except share data)



                                                                     Additional
                                                            Common     paid-in     Retained     Treasury
                                                            stock      capital     earnings      shares
Balance at January 1, 2003                                 $     16    $ 14,971    $ 13,723     $     --

Amortization of expense related to stock benefit plan            --          58          --           --
Purchase of treasury shares                                      --          --          --       (1,282)
Net earnings for the year ended December 31, 2003                --          --         827           --
Cash dividends of $.30 per share                                 --          --        (449)          --
Unrealized losses on securities designated as available
  for sale, net of related tax effects                           --          --          --           --
                                                           --------    --------    --------     --------

Balance at December 31, 2003                                     16      15,029      14,101       (1,282)

Amortization of expense related to stock benefit plan            --          77          --           --
Net earnings for the year ended December 31, 2004                --          --         897           --
Cash dividends of $5.225 per share                               --          --      (7,700)          --
Unrealized gains on securities designated as available
  for sale, net of related tax effects                           --          --          --           --
                                                           --------    --------    --------     --------

Balance at December 31, 2004                               $     16    $ 15,106    $  7,298     $ (1,282)
                                                           ========    ========    ========     ========

                                                                               Unrealized gains
                                                                  Shares        (losses) on
                                                                 acquired        securities
                                                                 by stock       designated as
                                                              benefit plans   available for sale     Total
Balance at January 1, 2003                                       $ (1,994)         $    881        $ 27,597

Amortization of expense related to stock benefit plan                 193                --             251
Purchase of treasury shares                                            --                --          (1,282)
Net earnings for the year ended December 31, 2003                      --                --             827
Cash dividends of $.30 per share                                       --                --            (449)
Unrealized losses on securities designated as available
  for sale, net of related tax effects                                 --               (22)            (22)
                                                                 --------          --------        --------

Balance at December 31, 2003                                       (1,801)              859          26,922

Amortization of expense related to stock benefit plan                 193                --             270
Net earnings for the year ended December 31, 2004                      --                --             897
Cash dividends of $5.225 per share                                     --                --          (7,700)
Unrealized gains on securities designated as available
  for sale, net of related tax effects                                 --               140             140
                                                                 --------          --------        --------

Balance at December 31, 2004                                     $ (1,608)         $    999        $ 20,529
                                                                 ========          ========        ========

                                PFS BANCORP, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the years ended December 31, 2004 and 2003
                                 (In thousands)

                                                                            2004         2003
Cash flows from operating activities:
  Net earnings for the year                                             $    897     $    827
  Adjustments to reconcile net earnings to net cash
  provided by (used in) operating activities:
    Amortization of premium on investment securities                          54           80
    Amortization of deferred loan origination fees                           (42)         (61)
    Amortization expense of stock benefit plans                              270          251
    (Gain) loss on sale of real estate acquired through foreclosure            1          (10)
    Dividends on Federal Home Loan Bank stock                                (35)         (28)
    (Gain) loss on sale of investment securities                              (6)          28
    Depreciation                                                             160          189
    Provision for losses on loans                                             96           52
    Provision for losses on real estate acquired through foreclosure          --           59
    Deferred compensation liability                                           42           52
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                            (46)          51
      Prepaid expenses and other assets                                       62           50
      Other liabilities                                                      136           13
      Accrued interest payable                                                (1)         (14)
      Income taxes
        Current                                                              (65)         (50)
        Deferred                                                              33          (25)
                                                                        --------     --------
         Net cash provided by operating activities                         1,556        1,464

Cash flows provided by (used in) investing activities:
  Proceeds from maturities of investment securities                       23,103       31,937
  Proceeds from sale of investment securities                                713        3,001
  Principal repayments on investment securities                                9            9
  Purchase of investment securities designated as available for sale     (18,650)     (29,953)
  Loan principal repayments                                               31,779       35,516
  Loan disbursements                                                     (46,263)     (40,145)
  Purchase of office premises and equipment                                  (35)         (84)
  Proceeds from sale of real estate acquired through foreclosure             218           57
  Purchase of Federal Home Loan Bank stock                                  (182)          --
                                                                        --------     --------
         Net cash provided by (used in) investing activities              (9,308)         338

Cash flows provided by (used in) financing activities:
  Net decrease in deposits                                                (1,389)      (1,092)
  Proceeds from note payable                                               3,500           --
  Proceeds from Federal Home Loan Bank advances                           23,500        4,500
  Repayment of Federal Home Loan Bank advances                            (8,000)      (3,500)
  Advances by borrowers for taxes and insurance                              138          (17)
  Dividends paid on common stock                                          (7,700)        (449)
  Purchase of treasury shares                                                 --       (1,282)
                                                                        --------     --------
         Net cash provided by (used in) financing activities              10,049       (1,840)
                                                                        --------     --------

Net increase (decrease) in cash and cash equivalents                       2,297          (38)

Cash and cash equivalents at beginning of year                             5,187        5,225
                                                                        --------     --------

Cash and cash equivalents at end of year                                $  7,484     $  5,187
                                                                        ========     ========

                                PFS BANCORP, INC.

                 For the years ended December 31, 2004 and 2003
                                 (In thousands)

                                                                        2004       2003
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Income taxes                                                     $   633    $   697
                                                                     =======    =======

    Interest on deposits and borrowings                              $ 1,705    $ 1,936
                                                                     =======    =======

Supplemental disclosure of noncash investing activities:
  Unrealized gains (losses) on securities designated as available
    for sale, net of related tax effects                             $   140    $   (22)
                                                                     =======    =======

Transfers from loans to real estate acquired through
    foreclosure                                                      $    50    $    47
                                                                     =======    =======

The accompanying notes are an integral part of these statements.

                                PFS BANCORP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     Years ended December 31, 2004 and 2003

NOTE A - SUMMARY OF ACCOUNTING POLICIES

      In 2001, the Board of Directors of Peoples Federal Savings Bank ("Peoples" or the "Savings Bank") adopted an overall plan of conversion and reorganization (the "Plan") whereby the Savings Bank would convert to the stock form of ownership, followed by the issuance of all the Savings Bank's outstanding stock to a newly formed holding company, PFS Bancorp, Inc. (the "Corporation"). The conversion to the stock form of ownership was completed in October 2001, culminating in the Corporation's issuance of 1,551,293 common shares.

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

                     Years ended December 31, 2004 and 2003

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

                     Years ended December 31, 2004 and 2003

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

      The Savings Bank's  impaired loan  information  was as follows at December
      31:

                                                              2004        2003
                                                                (In thousands)

      Impaired loans with related allowance                   $ --        $ --
      Impaired loans with no related allowance                 514         514
                                                              ----        ----

                Total impaired loans                          $514        $514
                                                              ====        ====

      Average balance of impaired loans                       $514        $517
      Interest income recognized on impaired loans            $ 19        $ 25

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

                     Years ended December 31, 2004 and 2003

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

      8. Income Taxes
         ------------

      The Corporation accounts for income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

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

      9. Earnings Per Share
         ------------------

      Basic earnings per share is computed based upon the weighted-average common shares outstanding during the period, less shares in the ESOP that are unallocated and not committed to be released. Weighted-average common shares deemed outstanding gives effect to 75,597 and 86,632 unallocated ESOP shares as of December 31, 2004 and 2003, respectively.

      Diluted earnings per share is computed by taking into consideration common shares outstanding and the dilutive effect of additional potential common shares issuable under the Company's stock option plan. The computations are as follows:

                                                         For the year ended
                                                            December 31,
                                                           2004           2003

         Weighted-average common shares
           outstanding (basic)                        1,387,129      1,390,238
         Dilutive effect of assumed exercise
           of stock options                              12,401             37
                                                      ---------      ---------
         Weighted-average common shares
           outstanding (diluted)                      1,399,530      1,390,275
                                                      =========      =========

                                PFS BANCORP, INC.

                     Years ended December 31, 2004 and 2003

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

      10. Benefit Plans
          -------------

      The Corporation has an Employee Stock Ownership Plan ("ESOP") that provides retirement benefits for substantially all employees who have completed one year of service and have attained the age of 21. The Corporation accounts for the ESOP in accordance with Statement of Position ("SOP") 93-6, "Employers' Accounting for Employee Stock Ownership Plans." SOP 93-6 requires that compensation expense recorded by employers equal the fair value of ESOP shares allocated to participants during a given year. Expense related to the ESOP totaled approximately $239,000 and $210,000 for the years ended December 31, 2004 and 2003, respectively.

      The Corporation also has a Recognition and Retention Plan ("RRP"). Subsequent to the offering of common shares by the Corporation, the RRP purchased 60,835 shares of the Corporation's common stock in the open market. During 2002, 21,294 shares were awarded to members of the Board of Directors and certain members of management. Common stock awarded under the RRP vests ratably over a five year period, commencing with the date of the award. A provision of $71,000 related to the RRP was charged to operations for each of the years ended December 31, 2004 and 2003.

      The  Savings  Bank  funds  its  defined   benefit   pension  plan  through
      participation in the Pentegra Defined Benefit Plan (the "Plan"). The Savings Bank is required to fund pension costs accrued. The Savings Bank made a $47,000 and $6,000 contribution in 2004 and 2003, respectively, due to the Plan's funding requirements. The provision for pension expense is computed by the Plan's actuaries utilizing the projected unit credit cost method and assuming a 8.25% return on Plan assets. The Savings Bank is not required to disclose separate actuarial information due to the Plan's classification as a multi-employer pension plan.

      The Savings Bank has a 401(k) savings plan for its employees. All employees are eligible and receive matching contributions from the Savings Bank at a predetermined rate. Expense recognized in connection with the 401(k) savings plan totaled approximately $11,000 for each of the years ended December 31, 2004 and 2003.

      The Savings Bank has a nonqualified Executive Officers and Directors Deferred Compensation Plan (the "Compensation Plan"), which provides for the payment of benefits to its directors and certain officers upon termination of service with the Savings Bank, with full vesting in the Compensation Plan after ten years of service. The deferred compensation unfunded liability reflects the current value of the plan obligation based on a present value of providing a sum certain of $17,800 per year to each participant for ten years after retirement. The present value was determined using an interest rate of 7.5% and considering the time to retirement for each participant. The Savings Bank recorded expense totaling $42,000 and $52,000 for the Compensation Plan during the years ended December 31, 2004 and 2003, respectively.

                                PFS Bancorp, Inc.

                     Years ended December 31, 2004 and 2003

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

      11. Stock Option Plan
          -----------------

      In 2002, the Board of Directors adopted the PFS Bancorp, Inc. 2002 Stock Option Plan (the "Plan") that provides for the issuance of 152,088 shares of authorized, but unissued shares of common stock at fair value at the date of grant. Stock options were granted in June 2003 for 79,316 (adjusted) shares at an exercise price equal to fair value of $13.22 (adjusted for the $5.00 special dividend in 2004). The Plan provides that one-fifth of the options granted become exercisable on each of the first five anniversaries of the date of grant and each option has an exercise period of ten years from the grant date.

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

                                                                               Year ended
                                                                              December 31,
                                                                            2004        2003
      Net earnings (In thousands)                        As reported       $ 897       $ 827
                                 Stock-based compensation, net of tax        (36)        (14)
                                                                           -----       -----

                                                            Pro-forma      $ 861       $ 813
                                                                           =====       =====

      Earnings per share
       Basic                                              As reported      $ .65       $ .60
                                 Stock-based compensation, net of tax       (.03)       (.02)
                                                                           -----       -----

                                                            Pro-forma      $ .62       $ .58
                                                                           =====       =====

      Diluted                                             As reported      $ .64       $ .60
                                 Stock-based compensation, net of tax       (.03)       (.02)
                                                                           -----       -----

                                                            Pro-forma      $ .61       $ .58
                                                                           =====       =====

                                PFS Bancorp, Inc.

                     Years ended December 31, 2004 and 2003

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

      11. Stock Option Plan (continued)
          -----------------

      The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants during 2003: dividend yield of 1.7%; expected volatility of 15.8%; a risk-free interest rate of 3.4%; and an expected life of ten years for all grants.

      A summary of the status of the Plan as of and for the year ended December 31 is presented below:

                                                                2004                    2003
                                                                    Weighted-                Weighted-
                                                                     average                  average
                                                                    exercise                 exercise
                                                          Shares      price       Shares       price
      Outstanding at beginning of year                    79,316      $13.22          --      $   --
      Granted                                                 --          --      79,316       13.22
      Exercised                                               --          --          --          --
      Forfeited                                               --          --          --          --
                                                          ------      ------      ------      ------

      Outstanding at end of year                          79,316      $13.22      79,316      $13.22
                                                          ======      ======      ======      ======

      Options exercisable at year-end                     15,863      $13.22          --      $   --
                                                          ======      ======      ======      ======

      Weighted-average fair value of options granted                     N/A                  $ 3.82
       during the year                                                ======                  ======

      The following information applies to options outstanding at December 31, 2004:

      Number outstanding                                                  79,316
      Range of exercise prices                                            $13.22
      Weighted-average exercise price                                     $13.22
      Weighted-average remaining contractual life                     8.50 years

      12. Cash and Cash Equivalents
          -------------------------

      For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other financial institutions with original terms to maturity of less than ninety days.

                                PFS BANCORP, INC.

                     Years ended December 31, 2004 and 2003

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

      13. Fair Value of Financial Instruments
          -----------------------------------

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

                  Deposits: The fair values of deposits with no stated maturity, such as NOW accounts, passbook accounts and money market passbook accounts are deemed to approximate the amount payable on demand as of December 31, 2004 and 2003. The fair values for fixed-rate certificates of deposit are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

                  Advances from the Federal Home Loan Bank and Note Payable: The fair value of these borrowings is estimated using the rates currently offered for similar borrowings of similar remaining maturities or, when available, quoted market prices.

                                PFS BANCORP, INC.

                     Years ended December 31, 2004 and 2003

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

      13. Fair Value of Financial Instruments (continued)
          -----------------------------------

                  Advances by borrowers for taxes and insurance: The carrying amount of advances by borrowers for taxes and insurance is deemed to approximate fair value.

                  Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. The fair value of outstanding loan commitments at December 31, 2004 and 2003, was not material.

      Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows at December 31:

                                                                             2004                        2003
                                                                    Carrying       Fair         Carrying       Fair
                                                                      value        value          value        value
                                                                                     (In thousands)
      Financial assets
        Cash and cash equivalents                                   $  7,484      $  7,484      $  5,187      $  5,187
        Investment securities designated as available for sale         5,014         5,014        10,016        10,016
        Investment securities held to maturity                           143           143           152           152
        Loans receivable - net                                       114,673       113,531       100,293       101,441
        Federal Home Loan Bank stock                                     975           975           758           758
                                                                    --------      --------      --------      --------

                                                                    $128,289      $127,147      $116,406      $117,554
                                                                    ========      ========      ========      ========

      Financial liabilities
        Deposits                                                    $ 86,939      $ 86,945      $ 88,328      $ 88,876
        Advances from the Federal Home Loan Bank                      17,500        17,479         2,000         2,000
        Note payable                                                   3,500         3,500            --            --
        Advances by borrowers for taxes and insurance                    201           201            63            63
                                                                    --------      --------      --------      --------

                                                                    $108,140      $108,125      $ 90,391      $ 90,939
                                                                    ========      ========      ========      ========

      14. Advertising
          -----------

      Advertising   costs  are  expensed  when   incurred.   The   Corporation's
      advertising expense totaled $36,000 and $31,000 for the years ended December 31, 2004 and 2003, respectively.

      15. Reclassifications
          -----------------

      Certain prior year amounts have been reclassified to conform to the 2004 consolidated financial statement presentation.

                                PFS BANCORP, INC.

                     Years ended December 31, 2004 and 2003

NOTE A - SUMMARY OF ACCOUNTING POLICIES (continued)

      16. Effects of Recent Accounting Pronouncements
          -------------------------------------------

      In December 2004, the Financial Accounting Standards Board ("FASB") issued a revision to SFAS No. 123 which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily on accounting for transactions in which an entity obtains employee services in share-based transactions. This Statement, SFAS No. 123 (R) "Share Based Payment", requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with limited exceptions. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award - the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met.

      Initially, the cost of employee services received in exchange for an award of liability instruments will be measured based on current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

      Excess tax benefits, as defined by SFAS No. 123(R) will be recognized as an addition to additional paid-in capital. Cash retained as a result of those excess tax benefits will be presented in the consolidated statement of cash flows as financing cash inflows. The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in additional paid in capital to which it can be offset.

      Compensation cost is required to be recognized in the beginning of the first interim or annual period that begins after December 15, 2005, or January 1, 2006 as to the Corporation. The Corporation anticipates the annual compensation expense under SFAS No. 123 will approximate the amount disclosed in Note A-11 above.

                                PFS BANCORP, INC.

                     Years ended December 31, 2004 and 2003

NOTE B - INVESTMENT SECURITIES

      The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of investment securities at December 31, 2004 and 2003, are as follows:

                                                                                   2004
                                                                              Gross        Gross    Estimated
                                                             Amortized   unrealized   unrealized         fair
                                                                  cost        gains       losses        value
                                                                              (In thousands)
      Held to maturity:
        Municipal obligations                                  $   143      $    --      $    --      $   143
                                                               =======      =======      =======      =======

      Available for sale:
        Corporate debt securities                              $ 2,980      $    27      $     8      $ 2,999
        U. S. Government agency securities                         500           --           12          488
        FHLMC stock                                                 20        1,507           --        1,527
                                                               -------      -------      -------      -------

           Total investment securities available for sale      $ 3,500      $ 1,534      $    20      $ 5,014
                                                               =======      =======      =======      =======

                                                                                   2003
                                                                              Gross        Gross    Estimated
                                                             Amortized   unrealized   unrealized         fair
                                                                  cost        gains       losses        value
                                                                              (In thousands)
      Held to maturity:
        Municipal obligations                                  $   152      $    --      $    --      $   152
                                                               =======      =======      =======      =======

      Available for sale:
        Corporate debt securities                              $ 8,194      $   135      $     4      $ 8,325
        U. S. Government agency securities                         500           --           17          483
        FHLMC stock                                                 20        1,188           --        1,208
                                                               -------      -------      -------      -------

           Total investment securities available for sale      $ 8,714      $ 1,323      $    21      $10,016
                                                               =======      =======      =======      =======

                                PFS BANCORP, INC.

                     Years ended December 31, 2004 and 2003

NOTE B - INVESTMENT SECURITIES (continued)

      The amortized cost and estimated fair value of corporate debt and U. S. Government agency securities, by contractual terms to maturity, are shown below at December 31, 2004 and 2003.

                                                        2004                           2003
                                                              Estimated                     Estimated
                                               Amortized           fair      Amortized           fair
                                                    cost          value           cost          value
      Due within one year                         $1,971         $1,981         $5,188         $5,219
      Due after one through three years              509            524          2,506          2,609
      Due after three through five years             500            494            500            497
      Due after five through ten years               250            245            250            240
      Due after ten through fifteen years            250            243            250            243
                                                  ------         ------         ------         ------

                                                  $3,480         $3,487         $8,694         $8,808
                                                  ======         ======         ======         ======

      Municipal obligations are scheduled to mature ratably over the next 11 years.

      Proceeds from sales of investment securities totaled $713,000 during the year ended December 31, 2004, resulting in gross realized gains of $6,000.

      Proceeds from sales of investment securities totaled $3.0 million during the year ended December 31, 2003, resulting in gross realized losses of $28,000.

      The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2004:

                                 Less than 12 months                    12 months or longer                      Total
         Description of     Number of    Fair     Unrealized    Number of     Fair    Unrealized    Number of    Fair     Unrealized
            securities     investments   value      losses    investments     value     losses     investments   value      losses
                                                                      (Dollars in thousands)
      Corporate debt and
        agency securities        3       $  705      $    5           3      $  736     $   15              6    $1,441     $   20
                            ======       ======      ======      ======      ======     ======         ======    ======     ======

      Management has the intent and ability to hold these securities for the foreseeable future. The decline in the fair value is primarily due to an increase in market interest rates. The fair values are expected to recover as securities approach maturity dates.

                                PFS BANCORP, INC.

                     Years ended December 31, 2004 and 2003

NOTE C - LOANS RECEIVABLE

      The composition of the loan portfolio at December 31 was as follows:

                                                              2004          2003
                                                              (In thousands)

      One- to four-family residential real estate         $ 84,432      $ 76,330
      Multi-family residential real estate                   2,158         2,168
      Construction                                           7,709         3,908
      Nonresidential real estate and land                   16,659        14,142
      Commercial                                             4,590         3,282
      Consumer and other loans                               2,802         2,676
                                                          --------      --------
                                                           118,350       102,506
      Less:
        Undisbursed loans in process                         2,746         1,361
        Deferred loan origination fees                          98            81
        Allowance for loan losses                              833           771
                                                          --------      --------

                                                          $114,673      $100,293
                                                          ========      ========

      As depicted above, the Savings Bank's lending efforts have historically focused on one- to four-family and multi-family residential real estate loans, which comprise approximately $86.6 million, or 76%, of the total loan portfolio at December 31, 2004, and $78.5 million, or 78%, of the total loan portfolio at December 31, 2003. Customarily, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Savings Bank with adequate collateral coverage in the event of default. Nevertheless, the Savings Bank, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending area of southeastern Indiana, thereby impairing collateral values. However, management is of the belief that real estate values in the Savings Bank's primary lending area are presently stable.

      In the ordinary course of business, the Savings Bank has granted loans to some of its executive officers, directors, and their related interests. In the opinion of management, such loans are within applicable regulatory lending limitations and do not involve more than the normal risk of collectibility. The aggregate dollar amount of these loans was approximately $102,000 and $146,000 at December 31, 2004 and 2003, respectively.

                                PFS BANCORP, INC.

                     Years ended December 31, 2004 and 2003

NOTE D - ALLOWANCE FOR LOAN LOSSES

      The activity in the allowance for loan losses for the years ended December 31 is summarized as follows:

                                                           2004          2003
                                                              (In thousands)

      Beginning balance                                    $771          $764
      Provision for losses on loans                          96            52
      Charge-off of loans                                   (39)          (47)
      Recoveries                                              5             2
                                                           ----          ----

      Ending balance                                       $833          $771
                                                           ====          ====

      As of December 31, 2004, the Savings Bank's allowance for loan losses was solely general in nature, and is includible as a component of regulatory risk-based capital.

      At December 31, 2004 and 2003, the Savings Bank's nonperforming and impaired loans totaled approximately $816,000 and $1.5 million, respectively. Interest income which would have been recognized if such loans had performed pursuant to contractual terms totaled approximately $21,000 and $30,000 for the years ended December 31, 2004 and 2003, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

      Office  premises and  equipment are comprised of the following at December
      31:

                                                                2004        2003
                                                                (In thousands)

      Land and improvements                                   $  107      $  107
      Buildings and improvements                               1,303       1,299
      Furniture and equipment                                    953         974
      Automobiles                                                 19          19
                                                              ------      ------
                                                               2,382       2,399
        Less accumulated depreciation and amortization         1,442       1,334
                                                              ------      ------

                                                              $  940      $1,065
                                                              ======      ======

                                PFS BANCORP, INC.

                     Years ended December 31, 2004 and 2003

NOTE F - DEPOSITS

      Deposits consist of the following major classifications at December 31:

      Deposit type and weighted-
      average interest rate                                 2004           2003
           (In thousands)
      Non-interest bearing accounts                      $ 4,058        $ 5,178
      NOW accounts
        2004 - 0.77%                                       7,993
        2003 - 0.46%                                                      7,525
      Savings accounts
        2004 - 0.50%                                       9,616
        2003 - 0.50%                                                      9,604
      Super Savers
        2004 - 0.75%                                       9,941
        2003 - 0.75%                                                     13,888
                                                         -------        -------
      Total demand, transaction and
        passbook deposits                                 31,608         36,195

      Certificates of deposit
        Original maturities of:
          Less than 12 months
            2004 - 1.54%                                   2,914
            2003 - 1.28%                                                  3,616
          12 months to 24 months
            2004 - 2.35%                                  27,628
            2003 - 2.15%                                                 23,653
          24 months to 36 months
            2004 - 3.24%                                   9,624
            2003 - 3.55%                                                  9,540
          More than 36 months
            2004 - 4.09%                                   2,565
            2003 - 4.16%                                                  1,716
        Individual retirement
          2004 - 2.62%                                     8,385
          2003 - 3.21%                                                    8,384
        Jumbo
          2004 - 2.38%                                     4,215
          2003 - 2.31%                                                    5,224
                                                         -------        -------

      Total certificates of deposit                       55,331         52,133
                                                         -------        -------

      Total deposits                                     $86,939        $88,328
                                                         =======        =======

      At December 31, 2004 and 2003, the Savings Bank had certificate of deposit accounts with balances in excess of $100,000 totaling approximately $17.2 million and $13.8 million, respectively.

                                PFS BANCORP, INC.

                     Years ended December 31, 2004 and 2003

NOTE F - DEPOSITS (continued)

      Interest expense on deposits for the years ended December 31 is summarized as follows:

                                                               2004         2003
                                                               (In thousands)

      Savings, NOW and super savers                         $   180      $   271
      Certificates of deposit                                 1,242        1,648
                                                            -------      -------

                                                            $ 1,422      $ 1,919
                                                            =======      =======

      Maturities of outstanding certificates of deposit at December 31 are summarized as follows:

                                                               2004         2003
         (In thousands)

      Less than six months                                  $18,215      $20,942
      Six months to one year                                 23,134       16,764
      One year to three years                                12,622       13,414
      Three years or more                                     1,360        1,013
                                                            -------      -------

                                                            $55,331      $52,133
                                                            =======      =======

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

      Advances from the Federal Home Loan Bank, collateralized at December 31, 2004 by pledges of certain residential mortgage loans totaling $25.4 million and the Savings Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

                                         Maturing
                                       year ending
      Interest rate                    December 31,          2004          2003
                                                               (In thousands)

          1.75%                             2004          $    --       $ 2,000
          1.57%                             2005            2,000            --
          2.51%                             2005            2,000            --
          2.40%                             2005            2,000            --
          2.66%                             2005            2,000            --
          2.69%                             2007            2,000            --
          3.34%                             2007            2,000            --
          3.71%                             2007            2,500            --
          3.73%                             2009            3,000            --
                                                          -------       -------

                                                          $17,500       $ 2,000
                                                          =======       =======

             Weighted-average interest rate                  2.89%         1.75%
                                                          =======       =======

                                PFS BANCORP, INC.

                     Years ended December 31, 2004 and 2003

NOTE H - NOTES PAYABLE

      The Corporation has a revolving line of credit with another financial institution which allows the Corporation to borrow up to $3.5 million at prime rate maturing in November 2006. At December 31, 2004, the Corporation had $3.5 million outstanding under the line, which was paid in full in January 2005.

NOTE I - INCOME TAXES

      The provision for income taxes differs from that computed at the statutory corporate tax rate at December 31 as follows:

                                                                2004       2003
                                                                (In thousands)

      Federal income taxes computed at 34% statutory rate      $ 509      $ 473
      Increase (decrease) in taxes resulting from:
        Dividends received deduction                              (6)        (5)
        Tax exempt interest                                       (3)        (3)
        State income taxes - net of federal tax benefits          90         90
        Other                                                     11          9
                                                               -----      -----

      Income tax provision per financial statements            $ 601      $ 564
                                                               =====      =====

      Effective income tax rate                                 40.1%      40.5%
                                                               =====      =====

      The composition of the Corporation's net deferred tax asset (liability) at December 31 is as follows:

      Taxes (payable) refundable on temporary                   2004       2003
      differences at statutory rate:                            (In thousands)

      Deferred tax assets:
        Stock benefit plans                                    $  10      $  10
        Deferred compensation                                    268        254
        General loan loss allowance                              283        289
        Deferred loan origination fees                            --         19
        Charitable contribution carryforward                      98         98
                                                               -----      -----
           Total deferred tax assets                             659        670

      Deferred tax liabilities:
        Federal Home Loan Bank stock dividends                   (21)       (10)
        Difference between book and tax depreciation             (71)       (85)
        Deferred loan origination costs                          (27)        --
        Unrealized gains on securities available for sale       (515)      (443)
        State income taxes                                       (38)       (40)
                                                               -----      -----
           Total deferred tax liabilities                       (672)      (578)
                                                               -----      -----

           Net deferred tax asset (liability)                  $ (13)     $  92
                                                               =====      =====

                                PFS BANCORP, INC.

                     Years ended December 31, 2004 and 2003

NOTE I - INCOME TAXES (continued)

      Prior to 1997, the Savings Bank was allowed a special bad debt deduction, generally limited to 8% of otherwise taxable income and subject to certain limitations based on aggregate loans and deposit account balances at the end of the year. If the amounts that qualified as deductions for federal income tax purposes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. Retained earnings at December 31, 2004, includes approximately $1.2 million for which federal income taxes have not been provided. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction is approximately $400,000.

NOTE J - LOAN COMMITMENTS

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

      At December 31, 2004 and 2003, the Savings Bank had outstanding commitments of approximately $1.3 million and $3.2 million, respectively, to originate loans. The Savings Bank was obligated under unused lines of credit for home equity loans in the amount of $2.1 million and $1.6 million at December 31, 2004 and 2003, respectively, and unused lines of credit under commercial loans totaling $4.5 million and $3.9 million, respectively at those dates. Additionally, at December 31, 2004, the Savings Bank was obligated under $297,000 of standby letters of credit. In the opinion of management, all loan commitments equaled or exceeded prevalent market interest rates as of December 31, 2004, and will be funded from normal cash flow from operations and borrowings as necessary.

NOTE K- REGULATORY CAPITAL

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

                                PFS BANCORP, INC.

                     Years ended December 31, 2004 and 2003

NOTE K - REGULATORY CAPITAL (continued)

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

      During 2004, the Savings Bank was notified by the OTS that it was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" the Savings Bank must maintain minimum capital ratios as set forth in the following tables.

      As of December 31, 2004 and 2003, management believes that the Savings Bank met all capital adequacy requirements to which it was subject.

                                                       As of December 31, 2004
                                                                                            To be "well-
                                                                                         capitalized" under
                                                             For capital                 prompt corrective
                                     Actual              adequacy purposes               action provisions
                                ---------------       ----------------------           ----------------------
                                Amount    Ratio           Amount    Ratio                Amount        Ratio
                                                      (Dollars in thousands)
      Tangible capital          $21,738    16.9%         =/>$1,928    =/>1.5%          =/>$6,425     =/> 5.0%

      Core capital              $21,738    16.9%         =/>$5,140    =/>4.0%          =/>$7,710     =/> 6.0%

      Risk-based capital        $23,252    28.7%         =/>$6,480    =/>8.0%          =/>$8,100     =/>10.0%

                                                      As of December 31, 2003
                                                                                             To be "well-
                                                                                         capitalized" under
                                                              For capital                 prompt corrective
                                      Actual               adequacy purposes              action provisions
                                ---------------       ----------------------           ----------------------
                                 Amount    Ratio           Amount      Ratio             Amount        Ratio
                                                        (Dollars in thousands)
      Tangible capital          $20,479    18.2%         =/>$1,686    =/>1.5%          =/>$5,620     =/> 5.0%

      Core capital              $20,479    18.2%         =/>$4,496    =/>4.0%          =/>$6,744     =/> 6.0%

      Risk-based capital        $21,784    31.2%         =/>$5,579    =/>8.0%          =/>$6,974     =/>10.0%

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

                     Years ended December 31, 2004 and 2003

NOTE L - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC.

      The following condensed financial statements summarize the financial position of the Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003.

                                PFS BANCORP, INC.
                        STATEMENTS OF FINANCIAL CONDITION
                           December 31, 2004 and 2003
                                 (In thousands)

       ASSETS                                                                         2004           2003
      Interest-bearing deposits in Peoples Federal Savings Bank                   $    424       $    161
      Interest-bearing deposits in other financial institutions                         --             14
      Investment securities                                                             --          4,396
      Loan receivable from ESOP                                                        730            852
      Investment in Peoples Federal Savings Bank                                    22,771         21,391
      Prepaid expenses and other                                                        --             28
      Prepaid income taxes                                                              22             19
      Deferred income taxes                                                             98             87
                                                                                  --------       --------

            Total assets                                                          $ 24,045       $ 26,948
                                                                                  ========       ========

      LIABILITIES AND SHAREHOLDERS' EQUITY

      Note payable                                                                $  3,500       $     --
      Accrued expenses and other liabilities                                            16             26
                                                                                  --------       --------
            Total liabilities                                                        3,516             26

      Shareholders' equity
        Common stock and additional paid-in capital                                 15,122         15,045
        Retained earnings                                                            7,298         14,101
        Treasury stock                                                              (1,282)        (1,282)
        Shares acquired by stock benefit plans                                      (1,608)        (1,801)
        Unrealized gains on securities designated as available for sale, net           999            859
                                                                                  --------       --------
            Total shareholders' equity                                              20,529         26,922
                                                                                  --------       --------

            Total liabilities and shareholders' equity                            $ 24,045       $ 26,948
                                                                                  ========       ========

                                PFS BANCORP, INC.

                     Years ended December 31, 2004 and 2003

NOTE L - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC. (continued)

                                PFS BANCORP, INC.
                             STATEMENTS OF EARNINGS
                     Years ended December 31, 2004 and 2003
                                 (In thousands)

                                                             2004          2003

Revenue
  Interest income                                         $   140       $   192
  Gain on sale of investment securities                         6            --
  Equity in earnings of Peoples Federal Savings Bank          949           851
                                                          -------       -------
      Total revenue                                         1,095         1,043

Interest expense                                               32            --
General and administrative expenses                           199           232
                                                          -------       -------
      Total expense                                           231           232
Earnings before income tax credits                            864           811

Income tax credits                                            (33)          (16)
                                                          -------       -------

      NET EARNINGS                                        $   897       $   827
                                                          =======       =======

                                PFS BANCORP, INC.

                     Years ended December 31, 2004 and 2003

NOTE L - CONDENSED FINANCIAL STATEMENTS OF PFS BANCORP, INC. (continued)

                                PFS BANCORP, INC.
                            STATEMENTS OF CASH FLOWS
                     Years ended December 31, 2004 and 2003
                                 (In thousands)

                                                                   2004           2003
Cash provided by (used in) operating activities:
  Net earnings for the year                                    $    897       $    827
  Adjustments to reconcile net earnings to net
  cash provided by (used in) operating activities
     Amortization of premiums and discounts on investment
       securities - net                                              10             20
    Gain on sale of investment securities                            (6)            --
    Equity in earnings of Peoples Federal Savings Bank             (949)          (851)
    Increase (decrease) in cash due to changes in:
      Accrued interest receivable                                    28             --
      Prepaid expenses and other assets                              --              3
      Prepaid income taxes                                            2            (51)
      Deferred income taxes                                          (4)            (1)
      Other liabilities                                             (11)             1
                                                               --------       --------
      Net cash used in operating activities                         (33)           (52)

Cash flows provided by (used in) investing activities:
  Purchase of investment securities                             (17,937)       (17,952)
  Proceeds from maturity of investment securities                21,584         18,350
  Proceeds from sale of investment securities                       713             --
  Proceeds from repayments on loan to ESOP                          122            121
                                                               --------       --------
      Net cash provided by investing activities                   4,482            519

Cash flows provided by (used in) financing activities:
  Proceeds from note payable                                      3,500             --
  Purchases of treasury stock                                        --         (1,282)
  Dividends paid on common stock                                 (7,700)          (449)
                                                               --------       --------
      Net cash used in financing activities                      (4,200)        (1,731)
                                                               --------       --------

Net increase (decrease) in cash and cash equivalents                249         (1,264)

Cash and cash equivalents at beginning of year                      175          1,439
                                                               --------       --------

Cash and cash equivalents at end of year                       $    424       $    175
                                                               ========       ========

      Regulations of the Office of Thrift Supervision (OTS) impose limitations on the payment of dividends and other capital distributions by savings associations. Generally, the Savings Bank's payment of dividends is limited, without prior OTS approval, to net earnings for the current calendar year plus the two preceding calendar years, less capital distributions paid over the comparable time period. Insured institutions are required to file an application with the OTS for capital distributions in excess of this limitation. During 2004 and 2003, the Savings Bank did not distribute dividends to the Corporation. The Savings Bank applied for and received approval to pay $6.5 million of dividends to the Corporation in 2005.

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

                                    Directors
                                    ---------

Robert L. Laker                                     Dale R. Moeller
Chairman of the Board                               Director

Mel E. Green                                        Carl E. Petty
Director, President and Chief Executive Officer     Director

Gilbert L. Houze                                    Jack D. Tandy
Director and Vice Chairman of the Board             Director and Secretary

                               Executive Officers
                               ------------------

Mel E. Green                                        Stuart M. Suggs
President and                                       Corporate Treasurer,
Chief Executive Officer                             Vice President,
                                                    Chief Operating Officer and
                                                    Chief Financial Officer

                                PFS Bancorp, Inc.

                  BANKING LOCATIONS AND SHAREHOLDER INFORMATION
================================================================================

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

                                 ANNUAL MEETING

      The Annual Meeting of Shareholders of PFS Bancorp will be held on May 5, 2005, at 3:00 p.m., Eastern Daylight Savings Time, at PFS Bancorp's main office located at Second and Bridgeway Streets, Aurora, Indiana.

                            TRANSFER AGENT/REGISTRAR

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                                 (908) 272-8511

                              SHAREHOLDER REQUESTS

      Requests for annual reports, quarterly reports and related shareholder literature should be directed to Stuart M. Suggs, Corporate Treasurer, Vice President, Chief Operating Officer and Chief Financial Officer, PFS Bancorp, Inc., Second and Bridgeway Streets, Aurora, Indiana 47001.

      Shareholders needing assistance with stock records, transfers or lost certificates, please contact PFS Bancorp's transfer agent, Registrar and Transfer Company.